A Year Of Continuing Progress


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FMC TECHNOLOGIES, INC. 2002 ANNUAL REPORT

CORPORATE PROFILE

FMC Technologies, Inc. is a global leader providing mission-critical solutions, based on innovative, industry-leading technologies, for the energy, food processing and air transportation industries. The Company designs, manufactures and services sophisticated systems and products for its customers through its Energy Systems (comprising Energy Production Systems and Energy Processing Systems), FoodTech and Airport Systems businesses. FMC Technologies operates 32 manufacturing facilities in 15 countries.

ABOUT THE COVER

Project Manager Jose Osuna inspects the High-Pressure/High-Temperature subsea tree produced by FMC Energy Systems for BP's Thunder Horse deepwater project in the Gulf of Mexico. This is the first subsea tree produced under our five-year frame agreement with BP.

TABLE OF CONTENTS

HIGHLIGHTS

($ in millions, except per share data)		2002	2001
Revenue (by location of customer):			
United States		$ 831.1	$ 885.1
Norway		215.0	150.7
All other countries		1,025.4	892.1
Total revenue		$ 2,071.5	$ 1,927.9
Income (loss):			
Income before the cumulative effect of accounting changes		$ 64.1	$ 39.4
Net income (loss)		$ (129.7)	$ 34.7
Earnings (loss) per diluted share:			
Income before the cumulative effect of accounting changes		$ 0.96	$ 0.60
Net income (loss)		$ (1.94)	$ 0.53
Income per diluted share (pro forma basis):[1][2]			
Income before the cumulative effect of accounting changes (pro forma basis)		$ 0.96	$ 0.82
Financial and other data:			
Common stock price range		$ 23.83 - $14.30	$ 22.48 - $10.99
At December 31	Net debt[3]	$ 202.5	$ 245.0
	Order backlog[4]	$ 1,151.7	$ 960.7
	Number of employees	8,500	8,500
	Number of stockholders of record	7,687	8,085

(1) Income per diluted share (pro forma basis) should not be considered in isolation nor as an alternative for earnings per diluted share measured in accordance with U.S. generally accepted accounting principles ("GAAP"), nor as the sole measure of our profitability.

(2) The following is a reconciliation of income per diluted share (pro forma basis), which is a non-GAAP financial measure, to earnings per diluted share before the cumulative effect of accounting changes, measured on the basis of GAAP:

	2002	2001
Income per diluted share (pro forma basis)	$ 0.96	$ 0.82
Less:		
Restructuring and asset impairment charges[a]	–	(0.16)
Income tax provisions related to our separation from FMC Corporation[b]	–	(0.13)
Add:		
Pro forma interest expense[c]	–	0.07
Earnings per diluted share before the cumulative effect of changes in accounting principles (GAAP basis)	$ 0.96	$ 0.60

(a) In 2001, we recorded restructuring charges, primarily representing initiatives undertaken to lower our cost structure in response to adverse market conditions, and asset impairment charges.

(b) In 2001, we recorded income tax provisions related to repatriation of offshore earnings and the reorganization of our worldwide entities in anticipation of our separation from FMC Corporation.

(c) Prior to June 1, 2001, our results were carved out from the consolidated financial statements of FMC Corporation. Pro forma interest expense represents an estimate of the additional interest expense that we would have incurred had we been a stand-alone entity for the entire year.

(3) Net debt consists of short-term debt, long-term debt and the current portion of long-term debt, less cash and cash equivalents.

(4) Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

TO OUR SHAREHOLDERS

In our first full year of operation, we benefited from the strong market position we have in our businesses. We continued to listen to the customer, create solutions, innovate continuously, maximize value and win with teamwork. We profited from the strong demand for subsea systems. Further, we took actions to mitigate the effects of the difficult market conditions most of our other businesses faced. Consequently, on balance, 2002 was a year of continuing progress for FMC Technologies.

Earnings, cash flow and stock performance improved

In 2002, our full-year earnings, before the effect of an accounting change, increased to $0.96 per diluted share. Revenues increased to $2.07 billion in 2002, compared to $1.93 billion in 2001. We ended the year with $1.15 billion in total backlog, up by $191 million from a year earlier.

Results for our businesses were mixed in 2002. Energy Systems sales and earnings improved on strong subsea results, which were partially offset by declines in other product lines. FoodTech's 2002 sales were down, while operating earnings improved compared to 2001. Airport Systems was profitable despite extremely poor market conditions.

Our strong free cash flow enabled us to continue to pay down debt in 2002. Since the beginning of 2001, we have applied over $97 million of free cash flow to reduce our balance sheet debt, and we eliminated $33 million in lease obligations. Additionally, we made cash contributions of $35 million to our pension fund.

Last year, our stock outperformed our peer group. At year-end 2002, our stock price had increased over 24 percent since the first of the year, while the oilfield service index increased less than 1 percent and the S&P 500 index declined 22 percent in the same period.

Strength in subsea drove Energy Systems

While uncertainty over economic and political stability seems to have restricted oil and gas exploration and development spending in 2002, the development of large offshore oil fields continued. Large, low-cost offshore reservoirs are being discovered and developed by oil companies in increasingly deeper water. The development of these reservoirs, coupled with our know-how and technical capability in subsea production systems, continue to drive the growth of our Energy Systems business.

Net Debt and Sale-Leaseback Obligations


$M
Net Debt
Sale-Leaseback Obligations
400
350
300
250
200
150
100
50
0
2000
2001
2002

All years at December 31. Net debt consists of short term debt, long-term debt and the current portion of long-term debt, less cash and cash equivalents. At December 31, 2000, net debt is presented on a pro forma basis, as defined in the Separation and Distribution Agreement with FMC Corporation.

Subsea Tree Market


Forecast
Installed to Date
550
500
450
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006

Source: Quest Offshore





All years at December 31.

FoodTech Operating Capital Employed



All years at December 31.

Energy Systems' sales of $1.33 billion in 2002 were up $210 million, or 19 percent, while earnings of $77.5 million were up 8 percent compared with a year ago. Our Energy Production Systems revenues, driven by our subsea business, rose to $940 million, compared to $726 million in 2001 – a 29 percent increase. However, our margins in subsea continued to be constrained by competitive pressures and the increased costs associated with the customized work required for some of our larger projects.

Difficult market conditions adversely affected most of our other Energy Systems businesses. Except for subsea projects, oilfield activity levels were lower than last year. Rig counts in the United States were down almost 30 percent in 2002 from 2001 levels. This had a particularly negative impact on our WECO®/Chiksan® products, included in Energy Processing Systems, and our surface completion product lines, included in Energy Production Systems. Oilfield infrastructure spending, which affects the remainder of Energy Processing Systems, also remained at low levels last year. All the above resulted in Energy Production Systems generating increased sales due to subsea, while Energy Processing Systems reacted more to general oilfield markets and sales declined.

Inbound orders for Energy Systems in 2002 were $1.59 billion, up 16 percent from 2001. Deepwater development activities were responsible for Energy Production Systems' inbound order growth of 23 percent compared to 2001, while Energy Processing Systems' inbound declined 3 percent. Total backlog for Energy Systems at year-end 2002 was $933 million, up 38 percent during 2002.

FoodTech benefited from lower expenses

Food company capital spending continued at low levels throughout 2002. The food processing industry is going through a period of consolidation. Consequently, our customers continue to delay projects and defer capital expenditures. When the industry consolidation slows and some of their capital expenditure projects go forward, we should benefit.

During the year, FoodTech sales were $497 million, down 3 percent compared with 2001 sales, and operating earnings of $43.3 million were up 9 percent compared with 2001. The profit improvement resulted from lower amortization expense and cost reduction efforts undertaken in 2002 and 2001.

Airport Systems results partially offset by U.S. Air Force program

Airport Systems' 2002 sales of $245 million declined 18 percent and earnings of $15.8 million were down 13 percent compared to 2001. Decreased volumes of all commercial ground support and passenger loading equipment contributed to lower results, reflecting the poor business conditions in the commercial airline industry.

These results were partially offset by increased deliveries of the Halvorsen loader to the U.S. Air Force. We delivered 133 Halvorsen loaders in 2002, compared to 19 units delivered in 2001. The Halvorsen loader program enables us to maintain our manufacturing base and product development programs despite depressed industry conditions. We have firm orders for Halvorsen loaders through most of 2003, but it is unclear when we will see stronger demand for our products from commercial airlines.

Halvorsen Loaders Delivered



People enabled progress

We owe the progress we made last year, in great part, to the hard work of our employees. Our results in 2002 are based on people exerting extraordinary efforts and technical competence. Over the past couple of years in the Energy Systems business, we earned BP's subsea business in the Gulf of Mexico and entered into an alliance with Norsk Hydro. In addition, we retained Shell's business and supplied systems to Kerr-McGee and ExxonMobil. Our people did an excellent job of controlling working capital in FMC FoodTech; that business now has record low levels of funds tied up in inventory and receivables. Rising to the challenge, the Airport Systems team successfully ramped up production of the Halvorsen to meet the Air Force's needs.

Industry Safety Record
Per 100 full-time workers


Total Recordable Incidence Rate
Lost Workday Incidence Rate

Source: U.S. Bureau of Labor Statistics

We also are pleased with the progress in our health, safety and environmental performance. For example, last year our Houston Energy Systems manufacturing facility reached 7.7 million work hours without a lost-time accident, and several locations are progressing toward industry safety records. We continually strive to improve in this area because it's important to our employees, our customers and our communities.

and corporate governance



Laws and standards vary in different countries and cultures. As we expand our activities, our overriding goal and continuing commitment is to maintain uniformly high standards wherever we conduct business.

Our company has a strong commitment to high ethical standards built on trust in our dealings with investors, employees, vendors and customers. This trust is essential to our long-term success. In addition to our day-to-day business practices, we have taken a number of steps to ensure that we are upholding high ethical standards.

First, we have implemented the FMC Technologies Commitment to Ethics, which specifies appropriate business conduct for employees, contractors and suppliers. This program also includes a training and certification program for employees, which helps ensure that our people are knowledgeable about and adhering to our principles of business conduct.

Our company does not tolerate violations of law or actions that are inconsistent with the Commitment to Ethics. Employees, contractors and suppliers are responsible for familiarizing themselves with this commitment, abiding by it and promptly reporting any violations. We provide an employee resolution process and a third-party-administered ethics hotline to facilitate the reporting of infractions.

We also practice high ethical standards in all aspects of corporate governance. For example, both the Audit and Compensation and Organization committees of the Board of Directors are composed entirely of independent directors.

Our vision is to be the premier provider of world-class, mission-critical technology solutions for the energy, food processing and air transportation industries. We believe we can realize our vision only if we uphold all the objectives of responsible performance, including conducting business in an ethical manner.

In all our businesses, we have industry-leading technologies developed by some of the best minds in their respective industries. Our intellectual capital has developed innovations such as high-pressure/high-temperature subsea trees, highly reliable flowline products and asset management systems, total systems diagnostics for food processing management, and Web-based life cycle analysis solutions for air transportation equipment.

One of the reasons we believe we have been successful is because, in many ways, we do not think of ourselves as a big company. Our employee teams are proud of what their particular plant or location does and how they perform. Each business succeeds based on the products of that business and how well these products serve their customers' needs. We also have low employee turnover, which provides continuity, experience and higher levels of performance.

Our Board of Directors complements our talented group of employees. In 2002, we welcomed a new member to the Board – Rich Pattarozzi, former Vice President of Shell Oil Company and head of Shell's pacesetting deepwater developments in the Gulf of Mexico. Rich's addition enhances our Board with a career's worth of valuable experience.

Outlook expected to be highlighted by subsea

In Energy Systems, we anticipate that our 2003 revenues will be up over 2002 levels as a result of subsea growth, where our continuing focus will be on execution. Our strong backlog means we have won the right to prove ourselves capable of solving increasingly difficult technical challenges for our subsea customers. Over the next several months, we intend to continue to prove to these customers that they made the right choice in choosing FMC Technologies. An increase in oilfield activity and infrastructure spending from the low levels of 2002 should occur in 2003, which would benefit our Energy Processing Systems businesses.

FoodTech is well positioned to serve our food processing customers as the economy improves and the industry consolidation slows. Our FoodTech business addresses important issues, such as food safety and the growing demand for convenience food.

However, we do not believe the food processing industry will see much growth in 2003, and, consequently, our performance in FoodTech is expected to be flat with 2002.

We continue to be concerned about the impact of commercial airline industry conditions on Airport Systems. We do not anticipate any significant upturn in purchases by our commercial airline customers in 2003. Therefore, we plan to focus primarily on supplying the U.S. Air Force, as well as serving the needs of our air freight customers. Additionally, we plan to continue building our product base and improving our cost structure so that we will be well positioned when this market returns.

On balance, 2003 should be another good year, with earnings at $1.05 to $1.10 per share, based on a recovery in oilfield activity. We also anticipate continuing positive cash flow.

On an absolute basis – and certainly on a relative basis – 2002 was a good year for us. The resolve and determination of our people, as well as our technology and market positions, enabled us to capitalize on the opportunities that presented themselves during the year. We believe these factors will continue to serve us well as FMC Technologies moves into its second full year as an independent company.



Sincerely,



Joseph H. Netherland
Chairman, President and Chief Executive Officer
February 21, 2003

THE "MARCH TO THE SEA" DRIVES FMC ENERGY SYSTEMS DEEPER & HIGHER...IN 2002.

FMC Energy Systems coped with the challenge of success in 2002. With $676 million in backlog at the beginning of the year, growing to $933 million by year's end, the challenge has been to execute. One very important element of execution is on-time delivery, especially in the case of offshore developments. Deepwater rigs cost about $300,000 a day to operate. On-time delivery of our systems means that an operator can minimize development and production costs.

Quality and reliability are equally important elements of execution. Subsea wells must produce large volumes to justify their cost. By producing high-quality, highly reliable systems, we help our customers optimize their operations and maximize returns.

During 2002, much of our subsea activity concentrated on the Gulf of Mexico for customers such as BP, Shell and Kerr-McGee. However, we also were busy supplying and servicing, for example, Petrobras and Shell offshore Brazil; TotalFinaElf, ExxonMobil, Statoil and Agip offshore West Africa; and Norsk Hydro, Statoil and TotalFinaElf in the North Sea.

As we rise to the challenge of producing an annual record number of subsea trees for our customers, we are focusing on helping them solve a number of unprecedented technical hurdles. Those hurdles include producing oil from the ocean floor in water depths as great as 10,000 feet. At that depth, production equipment has to withstand temperatures up to 350 degrees Fahrenheit (°F) and pressures up to 15,000 pounds per square inch (psi). That contrasts with many land-based wells, with typical drilling temperatures of 80°F to 100°F and pressures of 5,000 psi or lower.

Our total solutions approach to high-pressure/high-temperature (HP/HT) subsea developments combines years of experience in HP/HT surface well solutions with advanced subsea technology and expertise. The BP Thunder Horse tree is the first vertical subsea tree in the industry designed to handle production pressures of 15,000 psi and temperatures of 350°F, in waters more than a mile deep. Our five-year frame agreement with BP calls for us to provide subsea trees, controls, manifolds, well connection systems and related offshore services to BP for its deepwater Gulf of Mexico exploration and production activities.




MANF
PARK

J.D. Lockhart, Subsea Assembly Technician, works on a subsea tree for Shell's Na Kika development in the Mississippi Canyon area of the ultra-deepwater Gulf of Mexico. FMC Energy Systems is scheduled to produce the subsea systems for Shell's Coulomb project, in a satellite field to Na Kika, which is anticipated to be the world's deepest installation at about 7,600 feet.

While pioneering HP/HT solutions for BP, we have been applying lessons learned to achieve breakthrough solutions for Shell. Last year, we produced the Shell Na Kika tree for water depths as great as 7,000 feet, and we are scheduled to produce the subsea trees for Shell's Coulomb field, which is anticipated to be the world's deepest installation at about 7,600 feet.

Stuart Fleming, Subsea Assembly Technician, readies a subsea assembly for BP's Thunder Horse project. The BP Thunder Horse tree is the first vertical subsea tree in the industry designed to handle production pressures of 15,000 psi and temperatures of 350°F, in waters more than a mile deep.

Subsea sales and inbound orders were strong throughout 2002. In the deepwater Gulf of Mexico, Kerr-McGee chose us to provide sub-



sea trees and associated services for the Gunnison field area project. The Gunnison area is being developed using a truss Spar, similar to those used in the development of Kerr-McGee's Nansen and Boomvang fields in the deepwater Gulf of Mexico. We provided the offshore industry's first Enhanced Horizontal Tree™ for Nansen and Boomvang, which were the first fields to use a truss Spar.



Building on our subsea frame contract with BP, we also signed a strategic sourcing agreement in 2002 to supply metering systems for BP's deepwater developments in the Gulf of Mexico. The first orders under the agreement were for BP's Holstein and Thunder Horse fields. The metering units supplied for these developments provide unattended metering and transfer of oil or gas from the well to the pipeline.

In West Africa, we were awarded a contract for subsea systems to be installed offshore Equatorial Guinea by a subsidiary of ExxonMobil. The subsea systems for Mobil Equatorial Guinea's Zafiro Southern Expansion Area project include 19 subsea trees, five HOST® (hinge-over subsea template) and production manifold systems, a water injection manifold, topside and subsea control systems and related equipment and services. We also were selected to provide continuing

(cont'd on pg.12)





FMC Energy Systems' Web-enabled Asset Management system is used by Alvin Brown, Service Technician, to check cement heads for Schlumberger. Our Asset Management system helps ensure that the right products are shipped to our customers' job sites on time and in top working condition.

FMC Energy Systems provides a comprehensive selection of integrated systems and stand-alone products for subsea completion and processing, wellhead, fluid control, hydrocarbon transfer, storage and production applications. We have one of the broadest ranges of product offerings in our peer group.

Manufacturing ramps up to [illegible] for subsea trees

With about $823 million in backlog at year-end 2002, mostly for subsea systems, our Energy Production Systems business is focusing on fulfilling an ambitious production schedule in 2003.

FMC Energy Systems' manufacturing facilities in Dunfermline, Scotland; Houston, Texas; Kongsberg, Norway; Rio de Janeiro, Brazil; and Singapore produce complex subsea completion systems for use in the major offshore producing basins of the world. We built a record number of subsea systems in 2002 and expect to build about as many in 2003.

To meet these rapidly increasing demands, we completed an expansion of the Houston facility last year, adding additional office space, a new assembly bay, a new test pit and various other equipment designed to help execute the projects. We also expanded our facilities in Brazil. Our focus on execution enables us to reduce costs and lead time and to add even more value for our customers.

We have taken several steps to maximize execution while ramping up to produce greater volumes, including standardizing products and improving efficiency in the manufacturing area.

Because of our long-term relationships with major subsea operators, we are able to standardize key components of subsea trees. The more that we can standardize, the more we can reduce costs and lead times while also improving quality and safety. For example, Shell analyzed their projects in the Gulf of Mexico and determined that we could design a subsea system that meets the needs of most of their deepwater wells in the Gulf. They developed the standard, and we are building trees to meet that standard.

Building trees quickly requires improved efficiency. So we are working to reduce the time that it takes to perform each step in building a tree, including supply chain management, machining, welding and assembly processes. Throughout the process, we focus on ensuring that issues are addressed early and are not passed along to the next step.

In assembling a tree, we use a "pit crew" concept. The pit crew comprises all the talent and disciplines necessary to solve issues immediately, such as engineering, materials and quality support. Using this concept, tree assemblers are able to focus their efforts exclusively on building the tree. This has reduced our tree assembly time by 50 percent while enabling us to maintain high standards of quality and reliability.

Besides handling a large volume of work, our manufacturing teams are proud of their safety record. For example, in 2002, our Houston manufacturing facility reached 7.7 million hours without a lost-time accident, achieving one of the best safety records in the industry.

subsea equipment and services for extensions from TotalFinaElf's Girassol field development offshore Angola.

Offshore Brazil, we remained active in 2002, supplying equipment for Petrobras' Campos Basin developments. We provided subsea trees, manifolds and related equipment for Petrobras' Roncador and Albacora East fields, as well as pipeline-related equipment for the Barracuda and Caratinga fields. Our gas lift subsea manifold for the Roncador field, which was installed last year at a depth of 6,200 feet, set a world record for manifold installation water depth.

In the North Sea region, we signed a subsea production system frame agreement and a subsea service agreement extension with Statoil in 2002. We also were chosen by Statoil to provide a complete subsea production system, technical services and operations support for the Alpha North project, a satellite to the Sleipner West field. Norsk Hydro, one of our global alliance customers, selected us to supply subsea systems and related services for the Vigdis Extension field, offshore Norway. We also signed a cooperative agreement with Prosafe and Halliburton to provide a full range of light and medium well intervention services from an offshore support vessel in the North Sea. This agreement significantly enhances our subsea service capabilities in this region.

In addition, we struck agreements for SOFEC™ CALM buoy marine export terminals offshore Algeria and Ecuador. The multiyear, $240 million agreement in Algeria is with Sonatrach-TRC, the Algerian Oil and Gas Company, for the development of five offshore loading stations to transport crude oil and condensate from onshore facilities. Also, MODEC International LLC, our joint venture with MODEC Inc. of Tokyo, was chosen by El Paso Energy Partners to provide the engineering, procurement and construction of the hull, mooring and production riser system for Anadarko's Marco Polo project in the Gulf of Mexico. This project is anticipated to employ the world's deepest TLP (Tension Leg Platform).

While the U.S. surface rig activity level was low last year, certain areas of our surface wellhead business were active. One of those was our dry tree product line for offshore platforms. We signed a total vendor management frame agreement for surface wellhead solutions with Norsk Hydro last year. This agreement is part

SOLUTIONS DEVELOPED

The challenges of developing solutions for the HP/HT environment of the BP Thunder Horse field have driven a number of innovations by FMC Energy Systems. Two of the most notable developments are an ultra-deepwater, high-pressure riser system and Novolastic™ HT insulation.

At the outset of work on the solution for Thunder Horse, a great deal of effort focused on value engineering the subsea tree and riser system. The challenge was to scale up the traditional system to deal with the HP/HT environment while containing costs.

This effort was the start of a continuing series of new approaches to meeting the challenges of the ultra-deepwater environment, as well as the customer's requirements for unsurpassed safety and operational flexibility. The platform for Thunder Horse is anticipated to be the largest production semi-submersible ever built. It will be held in place by dynamic positioning, which puts considerable demands on the riser system. This aspect, along with the HP/HT and depth factors, as well as the force of the ocean current, demanded that we develop a unique riser system.

The system developed for Thunder Horse is the world's first 15,000 psi open-water riser system rated to 10,000 feet of water depth. It is designed to resist material fatigue by dealing with a wide range of changing forces over long periods of time due to ocean currents, water pressure, vessel motions and wave actions. Additionally, by employing a highly sophisticated control system, the riser is designed to facilitate multiple operations — completion, well testing, intervention and workover — on a large number of wells in succession, while affording a high degree of safety and protection for the environment.

A high-temperature insulation we developed for the Thunder Horse subsea tree is another unique, innovative solution. Our Novolastic™ HT insulation is designed to withstand internal temperatures of 350°F and to retain its insulating properties under extreme ultra-deepwater conditions over a long period of time. Both the riser and insulation solutions we developed for BP's deepwater Gulf of Mexico projects are leading innovations on the threshold of the next generation of ultra-deepwater developments.



Environmental, Health and Safety PERFORMANCE

We accept our responsibility to help protect human health, safety and the environment. This responsibility is a core value of the Company and has evolved through the leadership, dedication and teamwork of our employees.

Our Environmental, Health and Safety (EHS) performance is a vital concern of our customers, shareholders, employees and the communities in which we operate. In order to meet our EHS responsibilities, we:

- Continuously monitor employee health and safety;
- Communicate and work with communities, local emergency response teams, medical facilities and fire departments;
- Promote the safety and protection of the environment during transportation, storage and waste disposal;
- Maintain a cooperative working relationship with the government; and
- Responsibly serve our customers who want to operate and market environmentally safe products and protect their employees.

A number of our locations hold industry safety records in their respective industries, and companywide we substantially outperform our peers. For example, in 2002, FMC Technologies' Total Recordable Incidence Rate (TRIR) was 1.24 and Lost Workday Incidence Rate (LWIR) was 0.31 per hundred full-time workers. According to the latest data from the U.S. Bureau of Labor Statistics, our rates compare with TRIRs of 8.1 and 6.1 and LWIRs of 1.8 and 2.0 per hundred full-time workers for the manufacturing and oil and gas industries, respectively.

While we are pleased with our employees' safety performance, we continually review procedures, practices and work environments in order to continuously improve. Our goal is to achieve an injury-free workplace while safeguarding the environment and our neighbors.



of Norsk Hydro's "fully integrated supplier" strategy, in which the supplier serves as a project team member. It covers the supply of fully instrumented surface wellhead and tree systems, as well as related equipment and services, for Norsk Hydro's Grane, Oseberg-B, Oseberg-C and Brage platform projects in the North Sea. We also were chosen to supply dry tree systems for TotalFinaElf's Matterhorn and Murphy Oil's Front Runner projects in the Gulf of Mexico.

Our surface wellhead business also was active in Asia, Africa and the Middle East in 2002, providing equipment and services under long-term agreements with customers such as ExxonMobil Malaysia, Shell Sakhalin Island, Esso Chad, ExxonMobil Nigeria and Abu Dhabi Company in the United Arab Emirates.

The low U.S. land rig count levels in 2002 adversely affected sales for WECO® and Chicksan® products. Consequently, our fluid control business team focused on asset management activities for its substantial customer base. Flowline Asset Management tracks and maintains high-pressure flowline equipment through a Web-enabled solution. This total solutions approach identifies the customer's equipment, tracks usage patterns and establishes inspection and repair intervals to ensure that the right products are shipped to the job site on time and in top working condition. By providing services directly to operators as well as major oilfield service firms such as BJ Services, Halliburton and Schlumberger, our asset management team helps provide optimal equipment utilization by ensuring consistently fast, safe, trouble-free flowline connections.



FMC Energy Systems employees, including this team producing the subsea trees for ExxonMobil's Zafiro project, offshore West Africa, take pride in their environmental, health and safety performance.

FMC FOODTECH COOKS UP SOLUTIONS FOR CUSTOMER SERVICE & FOOD SAFETY



In 2002, FMC FoodTech reorganized to provide continuing high levels of service and a more thorough understanding of the issues facing our customers. Our business is organized to be a solutions provider for customers who value top-quality, technologically advanced equipment, as well as experience and strategic advice.

Our organization enables us to recommend integrated system solutions. This reduces the time our customers have to spend on processing issues, giving them more time to manage the rest of their businesses. This also provides customers with specifically tailored service and equipment options, on-site technical support and off-site equipment monitoring.

We provide solutions for a variety of customers. For example, FoodTech provided Conagra with an automated sterilization system, featuring our Automated Guided Vehicles, which requires no manual labor in the cooking process. In 2002, we also worked with Burgers' Ozark Country Cured Hams to fully automate their ham processing operation, including installing waterjet portioning systems. Burgers' management reports improved ham yields and decreased operating costs among the many benefits derived from this project.

FoodTech deploys global resources to serve customers worldwide. Over the past few years, we have installed 12 tomato processing lines in China's northwestern region. We also have provided training on agricultural practices, machinery for field preparation and seeding, tomato harvesters, preparation equipment, processing and packaging equipment, as well as initial technical and operational support.

One of FoodTech's top priorities is to provide customers with systems, advice and training that help them produce high-quality, safe food products. We advance this objective worldwide by conducting extensive food safety research, development and testing at our food technology centers in the United States, Europe and Asia.

Our systems are designed with built-in safety features. We provide food safety solutions in many food processing applications, such as cooking, frying, freezing and chilling; in-container sterilization and pasteurization; tomato and citrus processing; automatic clean-up systems; and food portioning.

FoodTech's GYRoCOMPACT® M7 Spiral freezer is an example of designed-in .food safety. This freezer's design helps reduce the opportunity for the growth of microorganisms and helps prevent cross-contamination of food. The freezer's technology is based on designing equipment surfaces that are easy to reach and maintain.

Our aseptic fillers and sterilizers also help food companies deal with food safety issues. These systems offer the food processing industry a highly effective aseptic method of bulk packaging and sterilization processing.

Cooked food can become contaminated if it is not frozen or cooked at uniform temperatures. The less temperature variation there is in the oven, the safer the cooking process is. Our ovens are designed to prevent temperature variations that can threaten food safety.

While FoodTech staff helps train customers' employees in the optimal use of our systems, we also support and work with research centers at universities and other institutions committed to food safety, such as the National Center for Food Safety Technology, the National Food Processors Association and the European Hygienic Engineering & Design Group. Our participation in these organizations helps advance the development of safe food processing technologies for the food industry.

This FMC FoodTech batch retort sterilization system is used by O-AT-KA Milk Products Cooperative in Batavia, New York, to process well-known name brands of canned evaporated milk, flavored specialty drinks and nutritional beverages.





FMC FoodTech's state-of-the-art DSI 512 Portioner™ demonstrated here by Training Specialist William Johnson (left) and Dave Below, Applications and Sales Support (above), provides efficient, precise and flexible trimming, portioning and cutting of poultry, ham, beef and fish. This is the same model waterjet portioner that was installed at Burgers' Ozark Country Cured Hams in 2002.

How to say *"LISTEN TO THE CUSTOMER"* in Spanish



FMC Frigoscandia Equipment Iberica was established in Madrid in 1987, and this team's record of success has been built on listening to the customer and continually providing new solutions to the marketplace. Through strong relationships with the leading food processors in Spain and Portugal, this team had a very successful year in 2002.

About 60 percent of the Iberica team's sales are repeat orders, indicating a high level of customer satisfaction. Our team also holds memberships in various professional associations, such as "Centro Experimental del Frio," which allows them to promote our brand name and capabilities along with the benefits of their industry's products. Their active participation in industry organizations also plays a key role in emphasizing the importance of food safety.

In addition to achieving a significant share of the existing market for freezers, chillers and proofers, listening to customers and anticipating their needs also has enabled our Iberica team to develop and expand the market. The team constantly pursues innovative solutions encompassing a wide range of new products, such as freezing/glazing solutions for the fish industry and freezing/proofing solutions for the bakery industry.

Today, our Iberica team has an installed base of more than 300 freezers, chillers and proofers. These installations range across an extensive number of food industry segments, including bakery, meat, poultry, fish and seafood, ready-meals and vegetables.

FMC AIRPORT SYSTEMS CHARTS A FLIGHT PLAN FOR THE FUTURE



The year 2002 was an extremely difficult one for the air transportation industry. Economic pressures caused commercial airlines to postpone or cancel equipment orders and significantly reduce planned capital expenditures.

Our Airport Systems business responded to these adverse business conditions by streamlining operations, cutting costs and redeploying employees and equipment. Three aspects of this business fared well in 2002 – the Halvorsen loader program for the U.S. Air Force, equipment for air freight customers and our growing airport services business.

By utilizing experience and manufacturing capabilities from our commercial business, we ramped up production of the Halvorsen loader in 2002 to meet increased demand from the Air Force. Last year, we delivered 133 Halvorsen loaders, compared to 19 units delivered in 2001. We also continued to supply the equipment needs of our air freight customers, such as FedEx and UPS.

Our airport services business also had an active year in 2002. This business was established in late 2000 when we recognized the need in the aviation industry for a service company that could add value through technology, a factory-certified workforce and in-depth aviation experience.

Exhibiting true customer-focus, we consulted with key customers while building our service business model, and we engaged customers to test the model and the maintenance management technology we developed. The resulting solution for customers comprises cost-effective, outsourced technical analysis and maintenance services for aviation ground support and gate equipment.

In airport services' first year of operation, Airport Systems' strong customer relationships enabled us to sell our expanded service concept to customers in various new locations.

With initial success established, the airport services team continued to introduce new service capabilities to the industry. Last year, we were awarded a contract by Continental Airlines to provide facilities maintenance and technology for Continental's Houston operations. In winning this contract, our team unseated a 12-year incumbent service provider.

By listening to the customer and developing a strategy and business model that responds to the unique requirements of the aviation industry, we built a "flight plan" for success. In less than two years, the airport services team succeeded in developing a new, profitable business for Airport Systems.

FMC Airport Systems provides cost effective, outsourced technical analysis and maintenance services for aviation ground support and gate equipment. In 2002, we were awarded a contract by Continental Airlines to provide facilities maintenance and technology for Continental's Houston operations. Pictured is Matthew Foster, HVAC Technician.





FMC Airport Systems delivered 133 Halvorsen loaders to the U.S. Air Force in 2002. Oscar Jeffers, Assembly Specialist, readies a Halvorsen loader in the final stages of assembly at our facility in Orlando, Florida.

DELIVERS



STRATEGIC

FMC Energy Systems

Energy Production Systems
- Subsea systems
- Surface and platform wellhead equipment
- Turret mooring systems and transfer buoys
- Tension Leg Platform and floating production technology

Energy Processing Systems
- Flowline products and manifold systems
- Loading systems
- Metering systems
- Material handling and conveying systems
- Blending and transfer systems

Competitive Strengths

FMC Energy Systems offers an industry-leading mix of integrated systems, stand-alone products and engineering expertise designed to meet the technical, economic and life cycle demands of customers on six continents. By focusing on the development of new technology and total capabilities solutions, FMC Energy Systems offers customers added value across its energy product lines. FMC Energy Systems' deepwater subsea expertise and experience position us as the technology leader for the growing subsea area.

FMC FoodTech

- Freezing and chilling systems
- Coating and cooking equipment
- Frying and filtration equipment
- Waterjet portioning systems
- Potato processing systems
- Food handling systems
- Inspection detection systems (color sorters)
- Citrus processing systems
- Food processing systems (sterilization and pasteurization)
- Aseptic technology
- Packaging, conveying, optical sorting and seasoning systems
- Fresh produce protective coating and labeling systems

Concentrating on the convenience food, fruit, vegetable and protein segments of the industry, FMC FoodTech designs, manufactures and services a comprehensive range of solutions for the world's largest food processors and suppliers to retailers, fast-food chains, institutions and commercial restaurants. Our equipment processes a majority of the citrus juice produced globally and freezes about half of the world's commercially frozen foods. FMC FoodTech's poultry processing solutions are used by industry leaders such as Tyson Food and Pilgrim's Pride, and FMC FoodTech products sterilize a significant portion of the world's canned foods.

FMC Airport Systems

- Commercial and military loaders
- Deicers
- Push-back tractors
- Passenger boarding bridges
- Automated guided vehicles
- Airport services

As an industry-leading supplier to the air transportation industry, FMC Airport Systems provides a range of equipment, such as loaders, deicers, boarding bridges and push-back tractors. Our knowledge base extends into airport planning, apron layout and gate operation, computerized controls and airport management systems. FMC Airport Systems is a global leader in providing products and services that significantly advance the operational efficiency of airports, airlines and air cargo companies, as well as the efficient and reliable cargo handling needs of the military.

OUTLOOK

Market Opportunities

The trend of energy exploration into increasingly deeper offshore environments should emphasize the need for solutions based on innovative technologies and proven subsea expertise. Third-party surveys of planned capital expenditures for global exploration and production in 2003 indicate that spending will be in excess of $130 billion, a 4 percent increase over 2002. A major portion of that is anticipated to be for deepwater activities. Stringent industry requirements for both land-based and offshore operations continue to create opportunities for providers of cost-competitive, value-added products and services, such as FMC Energy Systems. In addition, the growing installed base of equipment and systems should provide increasing intervention service opportunities.

To maintain profitability, food processors are being pressured to become more efficient and reduce costs. As a result, they are consolidating as well as seeking technologically sophisticated, integrated systems and services. These trends present potential opportunities for solutions providers, such as FMC FoodTech, which can maximize the efficiency of food processors' operations while helping them maintain high standards of food safety. As the economy improves, market opportunities should expand in this business.

The air transportation industry faces difficult challenges. Commercial passenger airlines are expected to maintain very stringent cost-containment efforts. Air freight companies are anticipated to moderate their capital expenditures for the foreseeable future. In the near term, we believe that our best market opportunities in this segment will be in supplying military cargo handling equipment and improving international market share. We accelerated the Halvorsen loader program deliveries in 2002 and continue to work with the U.S. Air Force to support expected needs for operations support equipment. In addition, airports and airlines are expected to outsource services that can help lower their operating costs, which may provide further opportunities for our recently established airport services business.

Strategies for 2003

Focus on executing major, long-term subsea alliance projects.

Further develop standardized subsea processes to improve customer value while enhancing margins.

Maintain our deepwater technology leadership and focus.

Expand our intervention services throughout our energy operations.

Maintain our leadership position in completion equipment for FPSO, TLP/Spar and offshore platform markets.

Utilize our low-cost position to capture additional market share as the economy recovers.

Capitalize on the advantages of our integrated organization to recommend system solutions – from fryer to freezer – for our customers.

Leverage our large installed base by providing extensive aftermarket services.

Continue to execute the Halvorsen loader program for the U.S. Air Force while exploring opportunities for expanding our participation in military markets for all of our equipment.

Expand our global reach by leveraging our installed base and customer relationships.

Grow our service business by providing technical maintenance and support services directly to airports and airlines.

Position our commercial ground support and passenger boarding bridge businesses for profitability when the commercial airline business recovers.

CALM (Catenary Anchor Leg Mooring) **Buoy** – a flexible marine export terminal system that utilizes a fixed, floating buoy anchored to the seabed. The system enables fluids to be transferred between a moored tanker and either onshore or offshore facilities.

Christmas Tree – an assembly of control valves, gauges and chokes at the surface that control oil and gas flow in a completed well. Christmas trees installed on the ocean floor are referred to as subsea, or "wet," trees. Christmas trees installed on platforms are referred to as "dry" trees.

Deepwater – generally defined as operations in water depths of 1,500 feet or greater.

Development Well – a well drilled in a proven field to complete a pattern of production.

Dynamic Positioning – systems that use computer-controlled directional propellers to keep a drilling or production vessel (such as a semi-submersible) stationary relative to the seabed, compensating for wind, wave or current.

Flow Control Equipment – mechanical devices for the purpose of directing, managing and controlling the flow of produced or injected fluids.

FPSO (Floating Production, Storage and Offloading) **System** – a system contained on a large, tanker-type vessel and moored to the seafloor. An FPSO is designed to process and stow production from nearby subsea wells and to periodically offload the stored oil to a smaller shuttle tanker, which transports the oil to onshore facilities for further processing.

FSO (Floating Storage and Offloading) **System** – essentially the same as an FPSO without the production facilities.

HP/HT (High-Pressure/High-Temperature) – refers to deepwater environments producing pressures as great as 15,000 pounds per square inch (psi) and temperatures as high as 350 degrees Fahrenheit (°F).

Intervention System – a system used for deployment and retrieval of equipment such as subsea control modules, flow control modules and pressure caps; also used to perform pull-in and connection of umbilicals and flowlines and to enable diagnostic and well manipulation operations.

Jumpers – connections for various subsea equipment, including tie-ins between trees, manifolds or flowline skids.

Manifold – a subsea assembly that provides an interface between the production pipeline and flowline and the well. The manifold performs several functions, including collecting produced fluids from individual subsea wells, distributing the electrical and hydraulic systems and providing support for other subsea structures and equipment.

Risers – the physical link between the seabed and the topside of offshore installations, for production, gas lift or water injection purposes. Risers can be either rigid or flexible and are critical components of these types of installations.

SALM (Single Anchor Leg Mooring) **System** – a mooring system utilizing a single anchor base and single riser, designed to operate as an unmanned marine terminal.

Semi-submersible Rig – a mobile offshore drilling or production unit that floats on the water's surface above the subsea wellhead and is held in position either by anchors or dynamic positioning. The semi-submersible rig gets its name from pontoons at its base which are empty while being towed to the drilling location and are partially filled with water to steady the rig over the well.

SPM (Single Point Mooring) **System** – a mooring system that allows a tanker to weathervane around a mooring point.

Spar Platform – named for logs used as buoys in shipping and moored in place vertically; developed as an alternative to conventional platforms. A Spar platform consists of a large-diameter, single vertical cylinder supporting a deck.

Subsea System – ranges from single, subsea wells producing to a nearby platform, floating production system or TLP to multiple wells producing through a manifold and pipeline system to a distant production facility.

Subsea Tree – a "Christmas tree" installed on the ocean floor. Also called a "wet" tree.

TLP (Tension Leg Platform) – an offshore drilling platform attached to the seafloor with tensioned steel tubes. The buoyancy of the platform applies tension to the tubes.

Topside – refers to the oil production facilities above the water, usually on a platform or production vessel, as opposed to subsea production facilities. Also refers to the above-water location of certain subsea system components, such as some control systems.

Truss Spar Platform – modified version of the floating production Spar that features an open truss in the lower hull, which reduces weight significantly and lowers overall cost.

Ultra-deepwater – usually refers to operations in water depths of 5,000 feet or greater.

Umbilicals – connections between topside equipment and subsea equipment. The number and type of umbilicals vary according to field requirements, and umbilicals may carry the service line, hydraulic tubes and electric cables and/or fiber optic lines.

Wellhead – the surface termination of a wellbore that incorporates facilities for installing casing hangers during the well construction phase. The wellhead also incorporates a means of hanging the production tubing and installing the Christmas tree and surface flow-control facilities in preparation for the production phase of the well.



COMMUNITY involvement

FMC Technologies supports and is involved in a broad spectrum of activities and programs that benefit the communities in which we do business and our employees live. We proudly support community organizations around the world by sponsoring projects, encouraging employee volunteerism and making financial contributions.

In 2002, we supported numerous civic, educational, health, cultural and arts organizations and institutions. This included direct contributions, as well as support through our Matching Gift and Donations for Doers programs.

Our Matching Gift Plan provides significant support – through both company and employee contributions – to strengthen not-for-profit organizations worldwide. This plan supports higher education, as well as primary and secondary education and arts and cultural organizations. Providing a one-for-one match, the plan is designed to double the financial contributions made by employees.

We established the Donations for Doers program to recognize and encourage community service. This program matches volunteer hours to eligible not-for-profit organizations with a financial contribution from FMC Technologies. Through this program, recipient organizations benefit twice from employee community service: first, from the benefits achieved through the donation of our employees' time; and second, from our financial contribution.

FMC Technologies is proud to be a member of the National Corporate Leadership group of the United Way. In the United States in 2002, over 70 percent of our employees contributed to the United Way, and employee participation at our two largest domestic locations was more than 90 percent.

FMC Technologies and our employees are committed to enhancing the quality of life in the communities where we work and live.

DIRECTORS AND OFFICERS

Board of Directors

Joseph H. Netherland
Chairman, President and Chief Executive Officer, FMC Technologies, Inc.

Mike R. Bowlin[2]
Retired Chairman, Atlantic Richfield Company

B. A. Bridgewater, Jr.[2]
Retired Chairman, President and Chief Executive Officer, Brown Group, Inc.

Thomas M. Hamilton[1]
Retired Chairman, President and Chief Executive Officer, EEX Corporation

Asbjørn Larsen[1]
Retired President and Chief Executive Officer, Saga Petroleum ASA

Edward J. Mooney[1]
Retired Délégué Général-North America, Suez Lyonnaise des Eaux

Richard A. Pattarozzi[2]
Retired Vice President, Shell Oil Company

James M. Ringler[1]
Vice Chairman, Illinois Tool Works, Inc.

James R. Thompson[2]
Former Governor of Illinois; Chairman, Chairman of the Executive Committee and Partner, Law Firm of Winston & Strawn

[1] Audit Committee
[2] Compensation and Organization Committee

Officers

Joseph H. Netherland*
Chairman, President and Chief Executive Officer

William H. Schumann, III*
Senior Vice President, Chief Financial Officer and Treasurer

Charles H. Cannon, Jr.*
Vice President – FMC FoodTech and FMC Airport Systems

Jeffrey W. Carr*
Vice President, General Counsel and Secretary

Randall S. Ellis
Vice President and Chief Information Officer

Peter D. Kinnear*
Vice President – FMC Energy Systems

Ronald D. Mambu*
Vice President and Controller

Michael W. Murray
Vice President – Human Resources

Robert L. Potter*
Vice President – FMC Energy Systems

*Executive Officer

FINANCIAL REVIEW

Cautionary Note Regarding Forward-Looking Statements

Statement under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995: FMC Technologies, Inc. and its representatives may from time to time make written or oral statements that are "forward-looking" and provide other than historical information, including statements contained in this report, our 2002 Annual Report on Form 10-K, our other filings with the Securities and Exchange Commission or communications to our stockholders. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. These factors include, among other things, the risk factors listed below.

In some cases, we have identified forward-looking statements by such words or phrases as "will likely result," "is confident that," "expects," "should," "could," "may," "will continue to," "believes," "anticipates," "predicts," "forecasts," "estimates," "projects," "potential," "intends" or similar expressions identifying "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including the negative of those words and phrases. Such forward-looking statements are based on our current views and assumptions regarding future events, future business conditions and our outlook based on currently available information. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. We wish to caution you not to place undue reliance on any such forward-looking statements, which speak only as of the date made and involve judgments.

In connection with the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, we are hereby identifying important factors that could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

Among the factors that could have an impact on our ability to achieve operating results and growth plan goals are:

- Significant competition;
- The impact of unforeseen economic and political changes in the international markets in which we compete, including changes in currency exchange rates, war, terrorist attacks and activities, civil unrest, inflation rates, recessions, trade restrictions, foreign ownership restrictions and economic embargoes imposed by the United States or any of the foreign countries in which we do business; changes in governmental laws and regulations and the level of enforcement of these laws and regulations; other governmental actions; and other external factors over which we have no control;
- The impact of significant changes in interest rates or taxation rates;
- Increases in raw material prices compared with historical levels, or shortages of raw materials;
- Underestimating labor or other internal costs;
- Inherent risks in the marketplace associated with new product introductions and technologies;
- Changes in capital spending by customers or consolidation of customers in the petroleum exploration, commercial food processing or airline or airfreight industries or by the U.S. government;
- Risks associated with developing new manufacturing processes;
- Fluctuations in the price of crude oil or natural gas;
- The impact of freight transportation delays beyond our control;
- Our ability to integrate, operate and manage possible future acquisitions or joint ventures into our existing operations; for example, we own a 37.5% interest in the MODEC joint venture, cannot control the actions of our joint venture partner and have only limited rights in controlling the actions of the joint venture;
- Conditions affecting domestic and international capital markets;
- Unexpected changes in the size and timing of regional and/or product markets, particularly for short lead-time products;
- Risks derived from unforeseen developments in industries served by us, such as political or economic changes in the energy, food processing or airline industries, and other external factors over which we have no control;
- Risks associated with litigation, including changes in applicable laws; the development of facts in individual cases; settlement opportunities; the actions of plaintiffs, judges and juries; and the possibility that current reserves relating to our ongoing litigation may prove inadequate;
- The effect of the loss of major contracts or losses from fixed-price contracts;
- The loss of key management or other personnel;
- Developments in technology of competitors; and
- Environmental and asbestos-related liabilities that may arise in the future that exceed our current reserves.

We wish to caution that the foregoing list of important factors may not be all-inclusive, and we specifically decline to undertake any obligation to publicly revise any forward-looking statements that have been made to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Overview

We design, manufacture and service technologically sophisticated systems and products for our customers through our Energy Production Systems, Energy Processing Systems, FoodTech and Airport Systems business segments. Energy Production Systems is a supplier of systems and services used in the offshore, particularly deepwater, exploration and production of crude oil and natural gas. Energy Processing Systems is a provider of specialized systems and products to customers involved in the production, transportation and processing of crude oil, natural gas and other energy related products. FoodTech is a supplier of technologically sophisticated food handling and processing systems and products to industrial food processing companies. Airport Systems provides technologically advanced equipment and services for airlines, airports, airfreight companies and the U.S. military.

FMC Technologies, Inc. was incorporated in Delaware on November 13, 2000, and was a wholly owned subsidiary of FMC Corporation until its initial public offering on June 14, 2001, when we sold 17.0% of our common stock to the public.

Through May 31, 2001, FMC Corporation operated the businesses of FMC Technologies as internal units of FMC Corporation through various divisions and subsidiaries, or through investments in unconsolidated affiliates. As of June 1, 2001, FMC Corporation contributed to FMC Technologies substantially all of the assets and liabilities of, and its interests in, the businesses that compose FMC Technologies, Inc. and consolidated subsidiaries (the "Separation").

During June 2001, FMC Technologies borrowed $280.9 million under two revolving debt agreements and received proceeds of $207.2 million from the initial public offering. Under the terms of the Separation and Distribution Agreement (the "SDA") between FMC Corporation and FMC Technologies, in exchange for the assets contributed by FMC Corporation to FMC Technologies, FMC Technologies remitted $480.1 million of the proceeds of the debt and equity financings to FMC Corporation, net of $8.0 million of proceeds used to cover the expenses of the initial public offering.

On December 31, 2001, FMC Corporation distributed its remaining 83.0% ownership of FMC Technologies' common stock to FMC Corporation's shareholders in the form of a dividend (the "Distribution").

Our financial statements for periods prior to June 1, 2001, were carved out from the consolidated financial statements of FMC Corporation using the historical results of operations and bases of the assets and liabilities of the transferred businesses. For periods prior to June 1, 2001, the financial information we present may not necessarily be indicative of what our operating results or cash flows would have been had we been a separate, stand-alone entity during the periods presented.

The SDA contained key provisions relating to the Separation. Under the terms of the SDA, FMC Corporation and FMC Technologies completed a "true-up" process to identify any required adjustments to the original allocation of assets and liabilities at the Separation. We recorded these adjustments as increases or decreases in the applicable assets and liabilities with an offset to capital in excess of par value of common stock.

A Transition Services Agreement (the "TSA") that we entered into with FMC Corporation governed the provision of support services by FMC Corporation to FMC Technologies and by FMC Technologies to FMC Corporation during the period subsequent to the Separation. At December 31, 2002, transition services between the companies ceased with the exception of payroll and certain benefit administration services. Currently, FMC Corporation and FMC Technologies utilize a common payroll and benefit administration service center; however, we expect to be fully transitioned to a separate payroll and benefit administration service center in 2003.

Consolidated Results of Operations

Consolidated Revenue

Our total revenue for fiscal year 2002 increased 7% to $2.07 billion, as higher revenue for Energy Production Systems reflected a strong market for subsea systems, which we supply to exploration and production companies for use in major offshore oil and gas producing regions throughout the world. The increase in revenue was partially offset by lower revenue from our other business segments, reflecting difficult market conditions.

Our total revenue for the year ended December 31, 2001 increased 3% when compared with the year ended December 31, 2000, as higher revenue for Energy Production Systems, Airport Systems and Energy Processing Systems was partially offset by a decrease in FoodTech revenue, as FoodTech customers responded to global economic weakness by reducing capital expenditures.

Consolidated Income

Before the cumulative effect of changes in accounting principles in both years, pre-tax income in 2002 increased to $90.3 million ($64.1 million after tax), from pre-tax income in 2001 of $63.5 million ($39.4 million after tax). The increase in 2002 pre-tax income of $26.8 million was primarily attributable to the absence of restructuring and asset impairment charges, lower amortization expense related to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142, reduced corporate expense and higher profit from our Energy Production Systems business segment. The increase was partially offset by the negative impact of other expense, net, and reduced profit from our Energy Processing Systems and Airport Systems businesses.

Income before income taxes and the cumulative effect of a change in accounting principle in 2001 of $63.5 million ($39.4 million after tax) was lower when compared with pre-tax income in 2000 of $90.6 million ($67.9 million after tax). The decrease of $27.1 million in pre-tax income in 2001 was primarily attributable to a reduction in our FoodTech business operating profit, higher restructuring charges and an increase in net interest expense.

The following is a reconciliation of after-tax profit (pro forma basis), which is a non-GAAP financial measure, to net income (loss) measured on the basis of U.S. generally accepted accounting principles:

(In millions)	Year Ended December 31		
	2002	2001	2000
After-tax profit (pro forma basis)	**$ 64.1**	$ 54.0	$ 64.2
Less: Restructuring and asset impairment charges, net of income taxes	–	(10.4)	(6.9)
Less: Income tax charges related to the Separation	–	(8.9)	–
Plus: Pro forma interest expense, net of income taxes	–	4.7	10.6
Income before the cumulative effect of changes in accounting principles	**64.1**	39.4	67.9
Cumulative effect of changes in accounting principles, net of income taxes	**(193.8)**	(4.7)	–
Net income (loss)	**$ (129.7)**	$ 34.7	$ 67.9

Before the cumulative effect of changes in accounting principles in both years, our after-tax profit for the year ended December 31, 2002, of $64.1 million increased by $10.1 million when compared with after-tax profit (pro forma basis) for the year ended December 31, 2001, of $54.0 million. The increase in 2002 was primarily attributable to lower amortization expense related to the implementation of SFAS No. 142, reduced corporate expense and higher profit from our Energy Production Systems business, partially offset by the negative impact of other expense, net, and reduced profit from our Energy Processing Systems and Airport Systems businesses.

Our after-tax profit (pro forma basis) for the year ended December 31, 2001, of $54.0 million was lower when compared with after-tax profit (pro forma basis) for the year ended December 31, 2000, of $64.2 million. The decrease in 2001 reflected a reduction in segment operating profit, primarily attributable to our FoodTech business, which experienced lower sales volume in 2001.

Outlook for 2003

Growth in sales of subsea systems within our Energy Production Systems business segment is driving our expectation that diluted earnings per share for fiscal 2003 will be in the range of $1.05 to $1.10. We expect to achieve these results despite difficult market conditions that continue to affect our FoodTech and Airport Systems businesses.

Pro Forma Adjustments

Restructuring and asset impairment charges. In 2001, we recorded restructuring and asset impairment charges totaling $16.8 million before taxes ($10.4 million after tax), consisting of restructuring charges of $15.5 million and an asset impairment charge of $1.3 million.

Our decision to restructure our operations in 2001 was based on the slowing U.S. and global economies and a reduction in airline travel. We lowered our cost structure by reducing headcount in each of our business segments and at our corporate office and by consolidating certain facilities in our FoodTech and Airport Systems businesses. Restructuring charges of $5.1 million related to planned reductions in workforce of 121 individuals in the Energy Processing Systems businesses; $1.1 million related to 31 planned reductions in workforce in the Energy Production Systems businesses; $5.2 million related to planned reductions in workforce of 170 positions in the FoodTech businesses; $3.7 million related to a planned plant closing and restructuring activities, including 244 planned workforce reductions, in the Airport Systems businesses; and $0.4 million for other corporate initiatives. The asset impairment charge reflected the write-off of goodwill associated with a FoodTech product line, which we decided not to develop further.

In 2000, we recorded restructuring and asset impairment charges totaling $11.3 million before taxes ($6.9 million after tax). On a pre-tax basis, this amount consisted of restructuring charges of $9.8 million and an asset impairment charge of $1.5 million. We made strategic decisions to restructure certain FoodTech operations and recorded an $8.0 million charge for reductions in workforce of 236 individuals. Restructuring charges of $1.4 million at Energy Production Systems included severance costs related to reductions in workforce of 68 individuals as a result of the delay in orders received from oil and gas companies for major systems. Restructuring charges of $0.4 million related to a reduction in our corporate workforce. Asset impairments of $1.5 million were required to write down certain Energy Production Systems equipment, as estimated future cash flows attributed to these assets indicated that an impairment had occurred.

Income tax charges. In 2001, we recorded $8.9 million in charges for income taxes associated with the repatriation of offshore earnings and the reorganization of FMC Technologies' worldwide entities in anticipation of the Separation.

Pro forma interest expense. For periods prior to June 1, 2001, our results are carved out from the consolidated financial statements of FMC Corporation. For 2001, we calculated pro forma incremental interest expense of $6.3 million before taxes ($4.7 million after tax), representing an estimate of the additional interest expense that we would have incurred prior to June 1, 2001, had we been a stand-alone entity. For 2000, we calculated pro forma incremental interest expense of $14.0 million before taxes ($10.6 million after tax). These estimates assume that we had been operating independently prior to June 1, 2001; that we were paying a 6.0% interest rate on debt; and that our debt, net of cash, was $300.5 million after repurchasing $38.0 million of accounts receivable previously sold in connection with FMC Corporation's accounts receivable financing program.

Cumulative Effect of Changes in Accounting Principles

On January 1, 2002, we adopted the provisions of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The standards collectively provide new guidance for the recognition, amortization and continuing valuation of goodwill and other intangible assets acquired in a business combination. SFAS No. 141 prohibits the use of the pooling of interests method of accounting for a business combination. The adoption of SFAS No. 141 did not have an impact on our historical financial statements. We completed the goodwill impairment testing that is required upon adoption of SFAS No. 142 during the first quarter of 2002. The adoption of SFAS No. 142 on January 1, 2002, resulted in a loss from the cumulative effect of a change in accounting principle of $193.8 million, net of an income tax benefit of $21.2 million, affecting the FoodTech business segment ($117.4 million before tax; $98.3 million after tax) and the Energy Processing Systems business segment ($97.6 million before tax; $95.5 million after tax). This loss was not the result of a change in the outlook of the businesses but was due to a change in the method of measuring goodwill impairment as required by the adoption of SFAS No. 142. The impact of adopting the provisions of SFAS No. 142 relating to goodwill amortization resulted in our discontinuing the amortization of goodwill beginning January 1, 2002.

Goodwill amortization expense recognized in 2001 and 2000 was as follows:

(In millions)	Year Ended December 31	
	2001	2000
Energy Production Systems	$ 3.1	$ 3.4
Energy Processing Systems	4.7	4.6
Subtotal Energy Systems	7.8	8.0
FoodTech	4.6	4.4
Airport Systems	0.6	0.8
Total goodwill amortization expense	$ 13.0	$ 13.2
Total goodwill amortization expense (net of income taxes)	$ 9.9	$ 10.0

On January 1, 2001, we implemented, on a prospective basis, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, resulting in a loss from the cumulative effect of a change in accounting principle of $4.7 million, net of an income tax benefit of $2.9 million.

Operating Results of Business Segments

Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, interest income and expense associated with corporate debt facilities and investments, income taxes, restructuring and asset impairment charges and other expense, net.

The following table summarizes our operating results for the years ended December 31, 2002, 2001 and 2000:

(In millions)	Year Ended December 31			Favorable/(Unfavorable)			
	2002	2001	2000	2002 vs. 2001		2001 vs. 2000	
Revenue:							
Energy Production Systems	$ 940.3	$ 725.9	$ 667.9	$ 214.4	30%	$ 58.0	9%
Energy Processing Systems	395.9	400.0	370.7	(4.1)	(1)	29.3	8
Intercompany eliminations	(1.4)	(0.6)	(1.3)	(0.8)	*	0.7	*
Subtotal Energy Systems	1,334.8	1,125.3	1,037.3	209.5	19	88.0	8
FoodTech	496.9	512.9	573.3	(16.0)	(3)	(60.4)	(11)
Airport Systems	245.1	299.8	267.2	(54.7)	(18)	32.6	12
Intercompany eliminations	(5.3)	(10.1)	(2.6)	4.8	*	(7.5)	*
Total revenue	$ 2,071.5	$ 1,927.9	$ 1,875.2	$ 143.6	7%	$ 52.7	3%
Segment Operating Profit:							
Energy Production Systems	$ 50.4	$ 41.1	$ 45.5	$ 9.3	23%	$ (4.4)	(10)%
Energy Processing Systems	27.1	30.8	26.9	(3.7)	(12)	3.9	14
Subtotal Energy Systems	77.5	71.9	72.4	5.6	8	(0.5)	(1)
FoodTech	43.3	39.6	53.8	3.7	9	(14.2)	(26)
Airport Systems	15.8	18.1	15.2	(2.3)	(13)	2.9	19
Total segment operating profit	136.6	129.6	141.4	7.0	5	(11.8)	(8)
Corporate expenses	(24.1)	(33.8)	(33.7)	9.7	29	(0.1)	–
Other expense, net	(9.7)	(4.4)	(1.5)	(5.3)	(120)	(2.9)	(193)
Operating profit before asset impairments, restructuring charges, net interest expense and income taxes	102.8	91.4	106.2	11.4	12	(14.8)	(14)
Asset impairments	–	(1.3)	(1.5)	1.3	*	0.2	13
Restructuring charges	–	(15.5)	(9.8)	15.5	*	(5.7)	(58)
Net interest expense	(12.5)	(11.1)	(4.3)	(1.4)	(13)	(6.8)	(158)
Income before income taxes and the cumulative effect of changes in accounting principles	90.3	63.5	90.6	26.8	42	(27.1)	(30)
Provision for income taxes	26.2	24.1	22.7	(2.1)	(9)	(1.4)	(6)
Income before the cumulative effect of changes in accounting principles	64.1	39.4	67.9	24.7	63	(28.5)	(42)
Cumulative effect of changes in accounting principles, net of income taxes	(193.8)	(4.7)	–	(189.1)	*	(4.7)	*
Net income (loss)	$ (129.7)	$ 34.7	$ 67.9	$ (164.4)	*	$ (33.2)	(49)%

* Not meaningful

Energy Production Systems

2002 Compared With 2001

Increased revenue in 2002 was attributable to strong sales of subsea systems and, to a lesser extent, floating production systems, continuing the trend toward offshore development of deepwater oil and gas fields. Subsea customers in 2002 included Shell and BP in the Gulf of Mexico, ExxonMobil offshore West Africa, Petrobras offshore Brazil and Statoil and Norsk Hydro in the North Sea. We saw our sales of floating production equipment recover in 2002, as higher volumes reflected sales to Esso in Chad, Conoco in Vietnam, Techint in Ecuador, and Shell (formerly Enterprise Oil) in Brazil. Our surface sales were relatively flat when compared with 2001, as higher sales of offshore platform surface equipment were offset by the impact of lower rig counts for U.S. land-based exploration and production activity.

Increased operating profit in 2002 resulted from our progress on deepwater subsea projects for major oil companies, the recovery of our floating production sales from depressed activity levels in the prior period, and lower operating and amortization expense. Lower amortization expense was attributable to the implementation of SFAS No. 142. The favorable earnings impact related to strong sales volume of subsea and floating production systems was partially offset by the impact of lower margins in 2002 from projects involving higher engineering content and pass-through billings associated with our role as general contractor.

2001 Compared With 2000

Higher sales of land and offshore wellhead equipment and subsea systems were driven by an increase in exploration and production activity by oil and gas companies due to higher crude oil and natural gas prices. Additionally, our customers decided to shift a higher percentage of exploration and production spending to offshore projects. These increases were partially offset by a decrease in sales of floating production equipment attributable to project delays by customers.

Energy Production Systems' operating profit in 2001 decreased when compared with 2000, as increases in operating profit from higher sales volumes of land and offshore equipment were more than offset by reduced profitability from the subsea and floating production businesses. In addition, profit was negatively affected by adverse changes in sales mix, including the winding down of deliveries of floating production equipment in 2001 for the Petro Canada Terra Nova project.

Outlook for 2003

Based upon strong 2002 year-end subsea and floating production order backlog positions, we project that Energy Production Systems' revenue and operating profit will continue to increase in 2003. In addition, we expect to see slight improvement in the North American surface market from the depressed activity levels experienced in 2002. However, adverse developments in the political and economic environments in Latin America, the Middle East, and other regions could negatively impact this business.

Energy Processing Systems

2002 Compared With 2001

Slightly lower revenue for Energy Processing Systems in 2002 was primarily attributable to the impact of reduced North American drilling activity on sales of WECO®/Chiksan® equipment. In addition, we experienced lower sales in our material handling and blending and transfer businesses. Partially offsetting the decline in revenue were higher sales of marine loading arms, the result of increased demand for new and upgraded marine loading and unloading facilities worldwide.

Lower operating profit was primarily attributable to lower volumes of WECO®/Chiksan® equipment, as land-based oilfield exploration and development spending and infrastructure spending remained at low levels in 2002 due to continued uncertainty surrounding the economy and energy prices. Partially offsetting the decrease in operating profit was the favorable effect of reduced amortization expense in 2002, due to the implementation of SFAS No. 142, and the positive impact of lower operating costs resulting from restructuring programs initiated in 2001.

2001 Compared With 2000

Energy Processing Systems' revenue in 2001 increased when compared with 2000, as increased sales of fluid control equipment, and to a lesser extent, loading systems and measurement solutions, were partially offset by lower sales of blending and transfer equipment. The increase in revenue relating to fluid control equipment reflected higher volumes to the oilfield service company market and the positive effect of improved pricing. Shipments of marine loading arms contributed to the revenue increase, while lower sales of blending and transfer equipment reflected continued delays in orders for material handling systems.

Energy Processing Systems' improved operating profitability in 2001 when compared with 2000 was attributable to higher volumes for fluid control equipment and increased demand for loading systems. Improved performance in 2001 was partly offset by project delays and market weakness in our blending and transfer business. Margins in the measurement solutions business improved as a result of ongoing restructuring activity. However, a reduced level of investment in pipeline and terminal infrastructure by our customers resulted in continued weakness in measurement markets.

Outlook for 2003

Management is projecting that 2003 sales will be driven somewhat by increased demand for WECO®/Chiksan® equipment, based on a modest increase in oilfield exploration and development spending. In addition, higher demand for marine loading arms is expected to continue in 2003. Increased energy infrastructure spending should favorably impact our material handling and blending and transfer systems businesses. Profit in 2003 is expected to improve; however, pricing pressure is expected to intensify and could partially offset the profit impact of increased sales volumes and continued cost reduction efforts.

In the fourth quarter of 2002, management committed to a plan to divest the assets and liabilities associated with research and development of one type of measurement equipment.

FoodTech

2002 Compared With 2001

FoodTech's decrease in revenue from 2001 reflected reduced sales of cooking and freezing equipment in North America, partially offset by higher sales of food processing and cooking equipment in Asia and, to a lesser extent, increased sales of freezing equipment in Europe and Asia.

The impact of reduced revenue on FoodTech's operating profit was offset by a decrease in expenses resulting from restructuring activities initiated in 2001 in various food processing businesses and the absence of goodwill amortization expense in 2002.

2001 Compared With 2000

FoodTech's revenue in 2001 decreased when compared with 2000. Lower revenue in 2001 was primarily the result of decreased sales of tomato processing and food sterilization equipment, reflecting the impact of global economic weakness. This weakness led customers to reduce capital expenditures and particularly affected the sales of freezing, harvesting and poultry processing equipment. Additional sales of food handling equipment, resulting from the acquisition of Allen Machinery in late 2000, partially offset the decrease in revenue.

Operating profit for FoodTech decreased when compared with 2000. The decrease in profitability was primarily the result of lower volumes and operating profit for tomato processing, food sterilization equipment and freezing systems. Cost savings from the restructuring of various food processing businesses somewhat offset the reduction in FoodTech's operating profit caused by decreased revenue.

Outlook for 2003

Weak U.S. economic conditions have caused customers to postpone capital investments. Consolidation in the food industry has also delayed capital expenditures while the merged companies restructure their operations. Furthermore, we expect an unfavorable impact due to the forecast for significantly reduced citrus crops in both Florida and Brazil. Consequently, management is not forecasting revenue growth for 2003. However, we expect slight improvements in operating profitability for full-year 2003 as a result of the favorable impact of our continued cost-cutting initiatives.

Airport Systems

2002 Compared With 2001

Airport Systems' revenue decreased in 2002 when compared with 2001, reflecting lower sales of airport ground support equipment and Jetway® passenger boarding bridges primarily as a result of commercial airlines' deferral of capital expenditures due to the industry's financial difficulties. Partially offsetting this decrease were increased sales of Halvorsen loaders to the U.S. Air Force. We delivered 133 Halvorsen loaders in 2002, compared to 19 loaders delivered during 2001.

Airport Systems' operating profit in 2002 decreased when compared with 2001, primarily due to lower sales volumes of airport ground support equipment. The profit impact related to reduced volumes of commercial airline ground support equipment was mitigated by increased sales volumes of Halvorsen loaders to the U.S. Air Force and the benefit of a lower cost structure, the result of restructuring actions that we initiated following the events of September 11, 2001.

2001 Compared With 2000

Airport Systems' revenue in 2001 increased when compared with 2000. This revenue increase in 2001 was primarily attributable to sales of the Halvorsen loader to the U.S. Air Force, increased sales of loaders to air freight companies and higher sales of ground support equipment to European locations. These increases were partially offset by lower sales of Jetway® passenger boarding bridges and reduced capital expenditures by commercial airlines, the latter attributable to cancellations or delays of orders for ground support equipment after September 11, 2001.

Operating profit for Airport Systems increased when compared with 2000. The increase was primarily attributable to revenue from sales of Halvorsen loaders and, to a lesser extent, the increase in sales of loaders to air freight companies, partially offset by lower volumes and margins in the Jetway® business.

Outlook for 2003

We expect that the weak financial position of the commercial airlines will continue to negatively affect Airport Systems in 2003, and we do not expect a significant rebound in the near future. This will be offset to a limited extent by revenue and profit from the continuation of the Halvorsen loader program. We expect to deliver 88 Halvorsen loaders in 2003. Given these factors, we expect full-year 2003 revenues to be either flat or down slightly, and profits to decline primarily due to lower sales of Halvorsen loaders.

Order Backlog

Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

(In millions)	Order Backlog December 31 2002	2001
Energy Production Systems	$ 822.5	$ 570.9
Energy Processing Systems	110.0	105.0
Subtotal Energy Systems	932.5	675.9
FoodTech	107.2	121.4
Airport Systems	112.0	163.4
Total order backlog	$ 1,151.7	$ 960.7

The portion of total order backlog at December 31, 2002, that we project will be recorded as revenue after fiscal year 2003 amounts to $243.5 million.

When compared with December 31, 2001, Energy Production Systems' order backlog increased significantly, primarily as a result of strong orders for subsea and floating production equipment. Significant orders received in 2002 that caused order backlog to increase included projects for BP and Norsk Hydro for subsea systems and Sonatrach for floating production systems. Order backlog for surface equipment was relatively flat, as higher demand for offshore platform equipment was largely offset by lower orders for land-based systems.

Energy Processing Systems' order backlog increased compared to December 31, 2001, primarily as a result of the timing of project orders for both measurement systems and blending and transfer, partially offset by lower backlog for WECO®/Chiksan® equipment. Lower backlog for fluid control in 2002 is primarily attributable to the receipt of a large manifold order in late 2001.

FoodTech's order backlog at December 31, 2002, was lower when compared with December 31, 2001, primarily as a result of a decrease in orders for freezing and cooking equipment in the United States. The decrease was partially offset by higher order backlog for food processing equipment, driven by increased inbound orders from customers in Europe, Asia and Africa.

Airport Systems' order backlog at December 31, 2002, was lower when compared with December 31, 2001, primarily as a result of significantly lower order backlog for Jetway® passenger boarding bridges, reflecting a substantial reduction in orders from commercial airlines and airport authorities as a result of the weakness in the commercial airline industry. Order backlog was also reduced by the decrease in inbound orders for Halvorsen loaders and ground support equipment. These negative effects on order backlog were partially offset by an increase in order backlog for automated guided vehicles.

Other Costs and Expenses

Corporate Expenses

When compared with 2001, 2002 corporate expenses decreased due to lower corporate staffing levels.

Corporate expenses in 2001 increased slightly, reflecting the sharing of corporate staff costs in 2001 between FMC Corporation and FMC Technologies under the terms of the SDA.

We expect our corporate expenses to remain at current levels or decline slightly in 2003.

Other Expense, Net

Other expense, net, consists primarily of LIFO inventory adjustments, expenses related to pension and other postretirement employee benefits, and foreign currency-related gains or losses. During 2002 and 2001, it also included compensation expense related to the replacement of FMC Corporation restricted stock with FMC Technologies restricted stock at the time of our initial public offering.

The increase in 2002 in other expense, net, when compared with 2001, reflected the absence of foreign currency transaction gains recorded in 2001 and higher LIFO and pension related expense. In 2002, we recorded a gain of $1.3 million in conjunction with the sale of our plane. Other expense, net, in 2002 also reflected a reduction in expense related to the replacement of FMC Corporation restricted stock with FMC Technologies restricted stock, which amounted to $2.8 million and $4.2 million in 2002 and 2001, respectively.

Other expense, net, increased in 2001 when compared with 2000. Higher expense in 2001 was primarily a result of an increase in noncash pension and restricted stock related expense, partially offset by an increase in gains relating to foreign currency transactions.

We anticipate that other expense, net, for 2003 will increase versus 2002 as a result of pension and other postretirement related costs as well as the absence of the $1.3 million gain recorded in 2002 in conjunction with the sale of our plane. The projected increase in pension and other post-retirement related costs is due to lower interest rate and return assumptions, offset somewhat by the benefit of $34.6 million in cash contributions made to our pension plans during 2002.

Net Interest Expense

Net interest expense (interest expense related to external debt financing less interest income earned on cash equivalents and marketable securities) increased in 2002 by $1.4 million. Interest expense incurred in 2001 was primarily related to the credit facilities, obtained in June 2001, required to establish our stand-alone capital structure. Net interest expense incurred in 2002 was favorably impacted by lower debt levels, the result of our strong cash flow from operations, and the declining interest rate environment during 2002. We estimate that had we been a stand-alone company for full year 2001, our 2001 net interest expense would have increased by $6.3 million.

Net interest expense increased in 2001 compared to 2000. The increase was primarily associated with debt we obtained in 2001 as we established our stand-alone capital structure in preparation for our separation from FMC Corporation.

Prior to June 2001, we were a wholly owned subsidiary of FMC Corporation; consequently, net interest expense during that period was associated only with cash balances and third-party debt in our operating companies. FMC Corporation funded most of its businesses centrally, and the third-party debt and cash balances that were reported by FMC Technologies prior to June 2001 were not necessarily representative of what the actual debt or cash balances would have been had FMC Technologies been a separate, stand-alone entity.

Income Tax Expense

Income tax expense for the year ended December 31, 2002, was $26.2 million on pre-tax income of $90.3 million before the cumulative effect of a change in accounting principle, resulting in an effective tax rate of 29%.

Income tax expense for the year ended December 31, 2001, was $24.1 million on pre-tax income of $63.5 million before the cumulative effect of a change in accounting principle. Included in 2001 income tax expense was a provision of $8.9 million for income taxes associated with repatriation of offshore earnings and the reorganization of FMC Technologies' worldwide entities in anticipation of the Separation. Excluding the effects of restructuring and impairment charges, the Separation-related income tax provision and the cumulative effect of a change in accounting principle, income tax expense for the year ended December 31, 2001, was $21.7 million on adjusted pre-tax earnings of $80.3 million, resulting in an effective tax rate of 27%.

The increase in the effective tax rate to 29% in 2002 from 27% in 2001 resulted from a change in the mix of domestic taxable income versus foreign taxable income.

Income tax expense for the year ended December 31, 2000, was $22.7 million on pre-tax income of $90.6 million. Excluding the effects of restructuring and impairment charges, income tax expense for the year ended December 31, 2000, was $27.1 million on adjusted pre-tax income of $101.9 million, resulting in an effective tax rate of 27%.

The differences between the effective tax rates for these periods and the statutory U.S. Federal income tax rate relate primarily to differing foreign tax rates, taxes on intercompany dividends and deemed dividends for tax purposes, qualifying foreign trade income (in 2002 and 2001), foreign sales corporation benefits (in 2000) and non-deductible expenses.

Management estimates that the effective tax rate for 2003 will remain at 29%.

Liquidity and Capital Resources

We had cash and cash equivalents at December 31, 2002 and 2001, of $32.4 million and $28.0 million, respectively.

Operating Cash Flows

Cash provided by operating activities of continuing operations was $119.0 million, $76.3 million and $8.0 million for the twelve months ended December 31, 2002, 2001 and 2000 respectively. At December 31, 2002, operating working capital was $157.3 million, an increase of $9.4 million when compared with operating working capital of $147.9 million at December 31, 2001. Operating working capital excludes cash and cash equivalents, amounts due from FMC Corporation, short-term debt, the current portion of long-term debt, income tax balances and the effect of the sale of accounts receivable during 2001. Our operating working capital balances vary significantly depending on the payment terms and timing of delivery on key contracts. During 2002, the operating working capital increase primarily reflected growth in Energy Production Systems' business activity.

As part of FMC Corporation, we participated in a financing facility under which accounts receivable were sold without recourse through FMC Corporation's wholly owned, bankruptcy remote subsidiary. During 2001, we ceased our participation in this program, the net effect of which was an increase in accounts receivable of $38.0 million and a corresponding increase in debt.

Investing Cash Flows

Cash required by investing activities was $66.4 million and $64.4 million in 2002 and 2001, respectively. Cash provided by investing activities was $63.4 million in 2000. Cash outflows in 2002 and 2001 were related to capital expenditures primarily for our expanding Energy Production Systems business to support increased subsea volumes. Cash inflows in 2000 included the redemption of Tyco International Ltd. preferred stock received in conjunction with the 1998 divestiture of a business, partially offset by cash paid for the acquisition of Northfield Freezing Equipment.

During 2000, we entered into agreements for the sale and leaseback of certain equipment and received net cash proceeds of $22.5 million on equipment with a total carrying value of $13.7 million. Non-amortizing deferred credits recorded in conjunction with sale-leaseback transactions totaled $20.8 million and $27.4 million at December 31, 2002 and 2001, respectively, and are included in other long-term liabilities. The decrease in non-amortizing deferred credits in 2002 resulted from the repurchase of our plane, which we subsequently sold in 2002.

Financing Cash Flows

Financing activities in 2002 consisted primarily of reducing debt outstanding under our revolving credit facilities. Total borrowings were $234.9 million and $273.0 million at December 31, 2002 and 2001, respectively.

As part of FMC Corporation, we previously had access to funds available under FMC Corporation's revolving credit and other debt facilities, which remained with FMC Corporation after the Separation. Additionally, our businesses were centrally funded; therefore, third-party debt and cash balances prior to the Separation were not necessarily representative of what our actual debt and cash balances would have been had we been a separate, stand-alone entity.

During June 2001, we borrowed $280.9 million, which we distributed to FMC Corporation. Also in 2001, we received proceeds of

$207.2 million from the issuance of common stock in conjunction with our initial public offering. Net proceeds of $199.2 million from our initial public offering were distributed to FMC Corporation. We retained $8.0 million to cover expenses related to the offering.

The following is a summary of our committed credit facilities at December 31, 2002, amount of debt outstanding under committed credit facilities, the amount of available capacity and maturity dates:

(In millions)

	Commitment Amount	Debt Outstanding	Available Capacity	Maturity
Five-year revolving credit facility	$ 250.0	$ 175.0	$ 75.0	April 2006
364-day revolving credit facilities	182.2	20.0	162.2	April 2003(1)
	$ 432.2	$ 195.0	$ 237.2	

(1) Upon maturity of our short-term debt agreements, it is management's intention to negotiate new short-term facilities with terms similar to those of our current facilities. See "Contractual Obligations and Other Commercial Commitments."

Our uncommitted credit includes three domestic money-market credit facilities totaling $30.0 million, maturing on April 25, 2003, and smaller uncommitted credit lines for many of our international subsidiaries. Borrowings under uncommitted facilities totaled $16.0 million and $42.2 million at December 31, 2002 and 2001, respectively.

We also have an uncommitted credit agreement with MODEC International LLC ("MODEC"), a 37.5%-owned joint venture, at interest rates based on our domestic short-term committed credit facilities' interest rate, which was 2.2% in 2002 and 2.9% in 2001. Under terms of the agreement, MODEC deposits its excess cash with us. At December 31, 2002 and 2001, borrowings from MODEC amounted to $23.4 million and $22.7 million, respectively, and were included in short-term debt on our consolidated balance sheets.

Outlook for 2003

We expect to meet our operating needs, fund capital expenditures and potential acquisitions and meet debt service requirements primarily through cash generated from operations and the credit facilities discussed above.

We initiated a $400.0 million commercial paper program in early 2003 to provide an alternative vehicle for short-term funding requirements. Standard & Poor's Ratings Services and Moody's Investor Services assigned their "A-2" and Prime-2 ("P-2") commercial paper ratings, respectively, to our program. Standard & Poor's Ratings Services defines an A-2 rating as follows, "A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories..." There is only one rating category higher than A-2. "... however, the obligor's capacity to meet its financial commitment on the obligation is satisfactory." Moody's Investor Services defines their "P-2" rating as follows, "Issuers rated Prime-2 have a strong ability to repay senior short-term debt obligations."

Under our commercial paper program, and subject to available capacity under our revolving credit facilities, we have the ability to access up to $400.0 million of short-term financing through our commercial paper dealers. In 2003, we utilized up to $115 million of commercial paper with maturities ranging from 1 to 7 days. Commercial paper proceeds were used for debt reduction and for general corporate purposes.

Subsequent to December 31, 2002, we began evaluating our option to terminate the sale-leaseback agreement due to the availability of credit under our commercial paper program. Terminating the agreement will require us to repurchase the assets for approximately $36 million. The effect on our consolidated balance sheet will be an increase to property, plant and equipment representing the net book value of the assets, an increase to debt representing the purchase price, and a reversal of the non-amortizing credits in other long-term liabilities. We plan to pursue termination of the sale-leaseback agreement and believe that this action will not have a material effect on our results of operations.

Our forecast for 2003 capital spending is approximately $60 million, compared with $68.1 million in 2002. We expect that capital expenditures in 2003 will be used primarily for our expanding Energy Production Systems business to support increased subsea volumes.

We routinely evaluate potential acquisitions, divestitures and joint ventures in the ordinary course of business.

We contributed cash of $34.6 million to our employees' pension plans in 2002. In 2003, we expect to contribute approximately $17 million.

Pursuant to terms of our Tax Sharing Agreement with FMC Corporation, certain actions related to the sale of assets or the sale or issuance of additional securities (including securities convertible into stock) are potentially restricted for a period of 30 months following the Distribution. In general, such actions are not restricted if we obtain (a) a supplemental ruling from the IRS that such actions do not cause the Distribution to be taxable, or (b) an acceptable letter of credit sufficient in amount to cover any potential tax, interest and penalties that result from a determination that such actions cause the Distribution to be taxable. Management does not expect that the restrictions under the Tax Sharing Agreement will significantly limit our ability to engage in strategic transactions.

Discontinued Operations and Other Contingent Liabilities

We maintain a liability for the actuarially estimated value of self-insured product obligations associated with equipment manufactured by specific operations discontinued by us and FMC Corporation prior to 1985. During 2002, we spent $5.3 million and completed the settlement of 23 claims. At December 31, 2002, we maintained a reserve for discontinued operations of $18.1 million for the estimated cost of claims that are known or have been incurred but not reported. We believe this liability is adequate, but cannot predict with certainty the timing of cash flows for settlements and costs in 2003 or in future years.

We also have certain other contingent liabilities arising from litigation, claims, performance guarantees and other commitments incident to the ordinary course of business. We believe that the ultimate resolution of our known contingencies will not materially affect our consolidated financial position, results of operations or cash flows.

Off-Balance Sheet Items

Our off-balance sheet items include agreements for the sale and leaseback of equipment and operating leases. Information on the sale-leaseback obligations is included in "Liquidity and Capital Resources" and "Contractual Obligations and Other Commercial Commitments." Information on our operating leases is included in "Contractual Obligations and Other Commercial Commitments."

Contractual Obligations and Other Commercial Commitments

The following is a summary of our contractual obligations at December 31, 2002:

(In millions) Payments Due By Period

Contractual obligations	Total payments	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
Long-term debt[1]	$ 175.5	$ 0.1	$ 0.2	$ 175.1	$ 0.1
Short-term debt[2]	59.4	59.4	–	–	–
Operating leases	114.8	22.2	34.3	23.8	34.5
Sale-leaseback obligations[3]	9.9	5.0	4.9	–	–
Total contractual cash obligations	$ 359.6	$ 86.7	$ 39.4	$ 198.9	$ 34.6

(1) Our available long-term debt is dependent upon our compliance with debt covenants, including negative covenants related to liens, and financial covenants related to consolidated tangible net worth, debt to earnings and interest coverage ratios. We were in compliance with all covenants at December 31, 2002; however, any violation of debt covenants, event of default, or change in our credit rating could have a material impact on our ability to maintain our committed financing arrangements.

(2) Upon maturity of our short-term debt agreements, it is management's intention to negotiate new short-term facilities with terms similar to our current facilities. No assurances can be given that we will be able to negotiate new facilities or that such facilities will be on terms acceptable to us. In the event that new short-term facilities are not available, we believe that cash generated from operations, available credit under our long-term facility, and proceeds received from the issuance of commercial paper will be adequate to meet our anticipated short-term and long-term liquidity requirements, including capital expenditures and scheduled debt repayments.

(3) Under the terms of our sale-leaseback agreement, we have an option to renew the obligation at the end of the contract period in 2004. If we elect not to renew the lease agreement, the contract provides us with other options to satisfy the obligation to the lessor, amounting to approximately $29 million. We may choose to either: (a) repurchase the equipment (the estimated value of which, at December 31, 2002, was approximately $37 million); (b) sell the equipment and remit the proceeds to the lessor; or (c) deliver the equipment to the lessor. Defaults under the covenants of our long-term debt agreement trigger an event of default under the sale-leaseback obligation. Any such default may lead to acceleration of the payment commitment. The proceeds received in conjunction with these transactions in excess of the carrying value of the equipment were recorded as a deferred credit in the consolidated balance sheets. These non-amortizing credits totaled $20.8 million at December 31, 2002, and are included in other long-term liabilities. Subsequent to December 31, 2002, we began evaluating our option to terminate the sale-leaseback agreement. See Liquidity and Capital Resources, "Outlook for 2003."

The following is a summary of our commercial commitments at December 31, 2002:

(In millions) Amount Of Commitment Expiration Per Period

Commercial commitments	Total amounts committed	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
Letters of credit	$ 58.0	$ 53.4	$ 4.6	$ –	$ –
Surety bonds	45.2	18.8	0.3	26.1	–
Third-party guarantees	3.9	–	–	–	3.9
Other bank guarantees	106.5	32.2	51.3	3.6	19.4
Total commercial commitments	$ 213.6	$ 104.4	$ 56.2	$ 29.7	$ 23.3

As collateral for our performance on certain sales contracts or as part of our agreements with insurance companies, we were contingently liable under letters of credit, surety bonds and other guarantees in the amount of $213.6 million at December 31, 2002. In order to obtain these letters of credit, surety bonds and other guarantees, we pay fees to various financial institutions in amounts competitively determined in the marketplace. Our ability to generate revenue from certain contracts is dependent upon our ability to obtain these off-balance sheet financial instruments.

At December 31, 2002, FMC Corporation's contingent obligations on our behalf amounted to $9.5 million, and consisted primarily of parent company guarantees for FMC Technologies' performance on sales contracts. As of December 31, 2001, the amount of these guarantees was $298.0 million. We do not believe that FMC Corporation will be required to perform under any of these guarantees. Under the SDA, FMC Corporation and FMC Technologies each indemnify the other party from all liabilities arising from their respective businesses or contracts, as well as from liabilities arising from breach of the SDA.

These off-balance sheet financial instruments may be renewed, revised or released based on changes in the underlying commitment. Historically, our commercial commitments have not been drawn upon to a material extent; consequently, management believes it is not likely that there will be claims against these commitments that will have a negative impact on our key financial ratios or our ability to obtain financing.

Derivative Financial Instruments and Market Risk

We are subject to financial market risks, including fluctuations in currency exchange rates and interest rates. In order to manage and mitigate our exposure to these risks, we may use derivative financial instruments in accordance with established policies and procedures. We do not use derivative financial instruments for trading purposes where the objective is to generate profit. At December 31, 2002 and 2001, our derivative holdings consisted of foreign currency forward contracts and interest rate swap contracts.

When we sell or purchase products or services, transactions are frequently denominated in currencies other than the particular operation's functional currency. We mitigate our exposure to variability in currency exchange rates when possible through the use of natural hedges, whereby purchases and sales in the same foreign currency, and with similar maturity dates, offset one another. Additionally, we initiate hedging activities by entering into foreign currency forward contracts with third parties when natural hedges are not available. The maturity dates and currencies of the forward contracts that provide hedge coverage are synchronized with those of the underlying purchase or sales commitments, and the amount of hedge coverage related to each underlying transaction does not exceed the amount of the underlying purchase or sales commitment. At December 31, 2002 and 2001, our net foreign currency market exposures were primarily in the Norwegian krone, the euro, the Brazilian real, the Japanese yen, the Swedish krona and the British pound.

We monitor our currency exchange rate risks using a sensitivity analysis, which measures the impact on earnings of an immediate 10% adverse movement in the foreign currencies to which we have exposure. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar and all other variables are held constant. Our sensitivity analysis indicated that such a fluctuation in currency exchange rates would not materially affect our consolidated operating results, financial position or cash flows at either December 31, 2002 or December 31, 2001.

We believe that our hedging activities have been effective in reducing our risks related to foreign currency exchange rate fluctuations.

Our debt instruments subject us to the risk of loss associated with movements in interest rates. During 2001, we entered into three floating-to-fixed interest rate swap agreements to fix the interest rates on a portion of our variable-rate debt. The notional value of these contracts at December 31, 2002 and 2001, was $150.0 million, of which $100.0 million matures in 2003 and $50.0 million matures in 2004.

Critical Accounting Estimates

We prepare the consolidated financial statements of FMC Technologies in conformity with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions about matters that are inherently uncertain. On an ongoing basis, our management re-evaluates these estimates, judgments and assumptions for reasonableness because of the critical impact that these factors have on the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed this disclosure.

Revenue Recognition Using the Percentage of Completion Method of Accounting

We record revenue on construction-type manufacturing and assembly projects using the percentage of completion method, where revenue is recorded as work progresses on each contract in the ratio that costs incurred to date bear to total estimated contract costs. Total estimated contract cost is a critical accounting estimate because it can materially affect net income and it requires us to make judgments about matters that are uncertain.

Revenue recorded using the percentage of completion method amounted to $678.9 million, $590.2 million and $498.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. During 2002, $420.0 million of revenue recognized using the percentage of completion method was associated with contracts that were completed during the year.

We use the percentage of completion method most frequently in our Energy Production Systems business segment, primarily for subsea petroleum exploration equipment projects that involve the design, engineering, manufacturing and assembly of complex, customer-specific systems. The systems are not built from standard bills of material and typically require extended periods of time to construct.

We execute contracts with our customers that clearly describe the equipment, systems and/or services that we will provide and the amount of consideration we will receive. After analyzing the drawings and specifications of the contract requirements, our project engineers estimate total contract costs based on their experience with similar projects and then adjust these estimates for specific risks associated with each project, such as technical risks associated with a new design. Costs associated with specific risks are estimated by assessing the probability that conditions will arise that will affect our total cost to complete the project. After work on a project begins, assumptions that form the basis for our calculation of total project cost are examined on a monthly basis and our estimates are updated to reflect new information as it becomes available.

It is reasonably possible that we could have used different estimates of total contract costs in our calculation of revenue recognized using the percentage of completion method. If we had used a different estimate of total contract costs for each contract in progress at December 31, 2002, a 1% increase or decrease in the estimated margin earned on each contract would have increased or decreased total revenue and pre-tax income for the year ended December 31, 2002, by $2.6 million.

Inventory Valuation

Inventory is recorded at the lower of cost or net realizable value. In order to determine net realizable value, we evaluate each component of inventory on a regular basis to determine whether it is excess or obsolete. We record the decline in the carrying value of estimated excess or obsolete inventory as a reduction of inventory and as an expense included in cost of sales in the period it is identified. Our estimate of excess and obsolete inventory is a critical accounting estimate because it is highly susceptible to change from period to period. In addition, it requires management to make judgments about the future demand for inventory.

In order to quantify excess or obsolete inventory, we begin by preparing a listing of the components of inventory that, based on projected demand, are not anticipated to be sold within a two-year period or, based on our current product offerings, are excess or obsolete. This list is then reviewed with sales, production and materials management personnel to determine whether this list of potential excess or obsolete inventory items is accurate. Factors which impact this evaluation include, for example, whether there has been a change in the market for finished goods, whether there will be future demand for spare parts and whether there are components of inventory that incorporate obsolete technology.

It is reasonably possible that we could have used different assumptions about future sales when estimating excess or obsolete inventory. Had we assumed that future sales would be 10% higher or lower than those used in our forecast, the effect on our estimate of excess or obsolete inventory and pre-tax income would have been an increase or decrease of $1.5 million for the year ended December 31, 2002.

Accounting for Income Taxes

In determining our current income tax provision, we assess temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our consolidated balance sheets. When we maintain deferred tax assets, we must assess the likelihood that these assets will be recovered through adjustments to future taxable income. To the extent we believe recovery is not likely, we establish a valuation allowance. We record an allowance reducing the asset to a value we believe will be recoverable based on our expectation of future taxable income. We believe the accounting estimate related to the valuation allowance is a critical accounting estimate because it is highly susceptible to change from period to period as it requires management to make assumptions about our future income over the lives of the deferred tax assets, and the impact of increasing or decreasing the valuation allowance is potentially material to our results of operations.

Forecasting future income requires us to use a significant amount of judgment. In estimating future income, we use our internal operating budgets and long-range planning projections. We develop our budgets and long-range projections based on recent results, trends, economic and industry forecasts influencing our segments' performance, our backlog, planned timing of new product launches and customer sales commitments. Significant changes in the expected realizability of the deferred tax asset would require that we provide an additional valuation allowance against the gross value of our total deferred tax assets.

As of December 31, 2002, we estimated that it is not likely that we will have future taxable income in foreign jurisdictions in which we have cumulative net operating losses and, therefore, provided a valuation allowance against the related deferred tax assets. As of December 31, 2002, we estimated that it is more likely than not that we will have future taxable income in the United States to utilize our deferred tax assets. Therefore, we have not provided a valuation allowance against the related deferred tax assets.

With respect to deferred tax assets in our domestic businesses, it is reasonably possible we could have used a different estimate of future taxable income in determining the need for a valuation allowance. If our estimate of future taxable income was 25% lower than the estimate used, we would still generate sufficient taxable income to utilize our deferred tax assets.

Retirement Benefits

We provide most of our employees with certain retirement (pension) and postretirement (health care) benefits. In order to measure the expense and our obligations associated with these retirement benefits, management must make a variety of estimates, including discount rates used to value certain liabilities, expected return on plan assets set aside to fund these costs, rate of compensation increase, employee turnover rates, retirement rates, mortality rates and other factors.

We base these estimates on our historical experience as well as current facts and circumstances. We use third-party specialists to assist management in appropriately measuring the costs and obligations associated with these retirement benefits. We base the discount rate assumption on investment yields available at year-end on AA-rated corporate long-term bonds. The rate of compensation increase assumption reflects our near-term outlook and assumed inflation. Retirement rates are based primarily on actual plan experience. Mortality rates are based on tables published by the insurance industry. Different estimates used by management could result in our recognizing different amounts of expense over different periods of time.

The expected return on plan assets is a critical accounting estimate because it is based primarily on the historical performance of our plan assets, it is subject to management's judgment, and it can materially affect net income.

On a trailing five-year and trailing ten-year basis, our actual returns on plan assets have exceeded the fiscal 2002 estimated long-term rate of return of 9.25%. We believe that the expected return rate to be reported in the fiscal 2003 financial results will be 8.75%, lower than the previous estimate of 9.25% due to the expectation that more modest returns will be obtained in the near future. The accounting requirements for pensions call for amortization of gains and losses over several years, so there is a lag time between the market's performance and its impact on plan results.

It is reasonably possible that we could have used a different estimate for the rate of return on plan assets in calculating annual pension expense. For every 1% reduction in the expected rate of return on plan assets, annual pension expense would increase by approximately $3.7 million.

Impact of Recently Issued Accounting Pronouncements

Recently issued Statements of Financial Accounting Standards include the following:

SFAS No. 141 – "Business Combinations"
SFAS No. 142 – "Goodwill and Other Intangible Assets"
SFAS No. 143 – "Accounting for Asset Retirement Obligations"
SFAS No. 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets"
SFAS No. 146 – "Accounting for Costs Associated with Exit or Disposal Activities"
SFAS No. 148 – "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123"

- We have adopted the provisions of SFAS Nos. 141 and 142. The standards collectively provide guidance for the recognition, amortization and continuing valuation of goodwill and other intangible assets acquired in a business combination. SFAS No. 141 prohibits the use of the pooling of interests method of accounting for a business combination; it is effective for all business combinations completed after June 30, 2001. The adoption of SFAS No. 141 did not have an impact on our historical financial statements. We completed the goodwill impairment testing that is required upon adoption of SFAS No. 142 during the first quarter of 2002. The adoption resulted in a loss from the cumulative effect of a change in accounting principle of $193.8 million, net of an income tax benefit of $21.2 million, affecting the FoodTech business segment ($117.4 million before tax; $98.3 million after tax) and the Energy Processing Systems business segment ($97.6 million before tax; $95.5 million after tax). Upon adoption of SFAS No. 142 we discontinued the amortization of goodwill.

- In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The Statement is effective in fiscal years beginning after June 15, 2002. We do not expect the implementation of this Statement to have a material impact on our financial position, results of operations or cash flows.

- We adopted the provisions of SFAS No. 144 during 2002. This Statement provides guidance on measuring and recording impairments of assets, other than goodwill, and provides clarifications on measurement of cash flow information and other variables used to measure impairment. The adoption of SFAS No. 144 did not have a significant impact on our financial statements.

- In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. This Statement revises accounting for specified employee and contract terminations that are part of restructuring activities, but excludes restructuring activities related to operations acquired in a business combination. The Statement requires exit or disposal costs to be recorded when they are incurred, rather than at the date a formal exit plan is adopted, and can be measured at fair value. The provisions of this Statement are effective for activities that are initiated after December 31, 2002. We do not expect the implementation of this Statement to have a material impact on our financial position, results of operations or cash flows.

- In December 2002, SFAS No. 148 was issued, amending SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. The Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employment compensation and the effect of the method used on reported results. We have chosen to continue to account for common stock options using the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. We have adopted the disclosure provisions of SFAS No. 148 in our financial reports for the year ended December 31, 2002, and will adopt the interim disclosure provisions for our financial reports for the quarter ended March 31, 2003. As the adoption of this Standard involves disclosures only, we do not expect a material impact on our results of operations, financial position or liquidity.

Additionally, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that, upon issuance of certain types of guarantees, a guarantor must recognize a liability for the fair value of the non-contingent obligation assumed under that guarantee. These provisions are effective for guarantees issued or modified after December 31, 2002. FIN 45 also requires additional disclosures by a guarantor about the obligations associated with issued guarantees. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. We have made the applicable disclosures for our significant guarantees outstanding as of December 31, 2002. We are currently evaluating the effects of the recognition provisions of FIN 45 but do not expect that the adoption will have a material effect on our financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created or obtained after January 31, 2003. For public enterprises, such as FMC Technologies, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first interim reporting period beginning after June 15, 2003. We have not yet determined the impact this Interpretation will have on our consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003, if it is reasonably possible that we will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. We have made the applicable disclosures in our December 31, 2002, financial statements.

In November 2002, the Emerging Issues Task Force ("EITF") reached consensus regarding when a revenue arrangement with multiple deliverables should be divided into separate units of accounting, and, if so, how consideration should be allocated. The new guidance, EITF Abstract No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," applies to revenue arrangements entered into after June 15, 2003. While the conclusions in this consensus will not have an impact on the total amount of revenue recorded under an arrangement, it may have some impact on the timing of that revenue recognition. Implementation of the provisions of this consensus is not expected to have a material impact on our results of operations, financial condition or cash flows.

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share data)	Year Ended December 31 2002	2001	2000
Revenue	$ 2,071.5	$ 1,927.9	$ 1,875.2
Costs and expenses:			
Cost of sales and services	1,654.2	1,487.9	1,421.3
Selling, general and administrative expense	264.5	292.5	291.2
Research and development expense	47.8	54.9	56.7
Asset impairments (Note 5)	–	1.3	1.5
Restructuring charges (Note 5)	–	15.5	9.8
Total costs and expenses	1,966.5	1,852.1	1,780.5
Income before minority interests, interest income, interest expense and income taxes	105.0	75.8	94.7
Minority interests	2.2	1.2	(0.2)
Interest income	1.6	3.0	2.3
Interest expense	14.1	14.1	6.6
Income before income taxes and the cumulative effect of changes in accounting principles	90.3	63.5	90.6
Provision for income taxes (Note 10)	26.2	24.1	22.7
Income before the cumulative effect of changes in accounting principles	64.1	39.4	67.9
Cumulative effect of changes in accounting principles, net of income taxes (Note 3)	(193.8)	(4.7)	–
Net income (loss)	$ (129.7)	$ 34.7	$ 67.9
Basic earnings (loss) per common share (Notes 2 and 3):			
Income before the cumulative effect of changes in accounting principles	$ 0.98	$ 0.60	
Cumulative effect of changes in accounting principles	(2.97)	(0.07)	
Basic earnings (loss) per common share	$ (1.99)	$ 0.53	
Diluted earnings (loss) per common share (Notes 2 and 3):			
Income before the cumulative effect of changes in accounting principles	$ 0.96	$ 0.60	
Cumulative effect of changes in accounting principles	(2.90)	(0.07)	
Diluted earnings (loss) per common share	$ (1.94)	$ 0.53	

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)	December 31 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 32.4	$ 28.0
Trade receivables, net of allowances of $10.5 in 2002 and $9.2 in 2001	419.2	375.9
Inventories (Note 6)	273.1	269.6
Due from FMC Corporation, net (Note 17)	1.9	4.7
Other current assets	86.0	62.5
Deferred income taxes (Note 10)	–	14.4
Total current assets	812.6	755.1
Investments	29.4	27.1
Property, plant and equipment, net (Note 7)	306.1	275.3
Goodwill (Note 8)	83.6	311.6
Intangible assets, net (Note 8)	36.3	35.5
Other assets	20.1	17.9
Deferred income taxes (Note 10)	74.6	15.4
Total assets	$ 1,362.7	$ 1,437.9
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt (Note 9)	$ 59.4	$ 78.8
Current portion of long-term debt (Note 9)	0.1	0.1
Accounts payable, trade and other	421.2	369.4
Accrued payroll	41.5	46.5
Income taxes payable	29.5	41.8
Other current liabilities	137.3	125.2
Current portion of accrued pension and other postretirement benefits (Note 12)	21.0	19.0
Deferred income taxes (Note 10)	18.2	–
Total current liabilities	728.2	680.8
Long-term debt, less current portion (Note 9)	175.4	194.1
Accrued pension and other postretirement benefits, less current portion (Note 12)	76.8	48.7
Reserve for discontinued operations (Note 11)	18.1	23.4
Other liabilities	55.8	69.3
Minority interests in consolidated companies	4.6	3.4
Commitments and contingent liabilities (Note 18)		
Stockholders' equity (Note 14):		
Preferred stock, $0.01 par value, 12.0 shares authorized; no shares issued in 2002 and 2001	–	–
Common stock, $0.01 par value, 195.0 shares authorized; 65.6 and 65.1 shares issued in 2002 and 2001; 65.5 and 65.0 shares outstanding in 2002 and 2001	0.7	0.7
Common stock held in employee benefit trust, at cost, 0.1 shares in 2002 and 2001	(2.5)	(1.2)
Capital in excess of par value of common stock	538.6	523.0
Retained earnings (deficit)	(87.4)	42.3
Accumulated other comprehensive loss	(145.6)	(146.6)
Total stockholders' equity	303.8	418.2
Total liabilities and stockholders' equity	$ 1,362.7	$ 1,437.9

The accompanying notes are an integral part of the consolidated financial statements.

(In millions)	Year Ended December 31		
	2002	2001	2000
Cash provided (required) by operating activities of continuing operations:			
Income before the cumulative effect of changes in accounting principles	**$ 64.1**	$ 39.4	$ 67.9
Adjustments to reconcile income before the cumulative effect of changes in accounting principles to cash provided by operating activities of continuing operations:			
Depreciation	**40.1**	37.7	41.2
Amortization	**8.5**	20.1	17.9
Asset impairments (Note 5)	**–**	1.3	1.5
Restructuring charges (Note 5)	**–**	15.5	9.8
Amortization of employee benefit plan costs	**11.1**	7.9	5.2
Settlement of derivative contracts (Note 3)	**–**	(3.8)	–
Deferred income taxes	**19.0**	8.1	11.1
Other	**5.7**	1.9	1.7
Changes in operating assets and liabilities:			
Accounts receivable sold (repurchase of securitized receivables)	**–**	(38.0)	15.6
Trade receivables, net	**(34.2)**	(7.0)	(78.3)
Inventories	**27.0**	(15.1)	(16.5)
Other current assets and other assets	**(15.3)**	(0.8)	17.4
Accounts payable (including advance payments), accrued payroll, other current liabilities and other liabilities	**49.2**	15.1	(91.1)
Income taxes payable	**(20.5)**	6.7	15.6
Accrued pension and other postretirement benefits, net	**(35.7)**	(12.7)	(11.0)
Cash provided by operating activities of continuing operations	**$ 119.0**	$ 76.3	$ 8.0

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In millions)	Year Ended December 31 2002	2001	2000
Cash provided by operating activities of continuing operations	$ 119.0	$ 76.3	$ 8.0
Cash required by discontinued operations (Note 11)	(5.3)	(7.3)	(3.2)
Cash provided (required) by investing activities:			
Acquisitions and joint venture investments	–	(2.6)	(47.4)
Capital expenditures	(68.1)	(67.6)	(43.1)
Proceeds from disposal of property, plant and equipment and sale-leasebacks	4.2	9.1	31.6
Redemption of preferred stock investment (Note 4)	–	–	127.5
Increase in investments	(2.5)	(3.3)	(5.2)
Cash provided (required) by investing activities	(66.4)	(64.4)	63.4
Cash provided (required) by financing activities:			
Net increase (decrease) in short-term debt	(19.5)	38.2	29.0
Proceeds from issuance of long-term debt	–	250.2	–
Repayment of long-term debt	(20.6)	(56.0)	–
Contributions from FMC Corporation	–	99.5	–
Distributions to FMC Corporation	(4.4)	(531.5)	(117.9)
Issuance of common stock, net of common stock acquired for employee benefit plan	1.0	207.2	–
Cash provided (required) by financing activities	(43.5)	7.6	(88.9)
Effect of exchange rate changes on cash and cash equivalents	0.6	(2.0)	(1.6)
Increase (decrease) in cash and cash equivalents	4.4	10.2	(22.3)
Cash and cash equivalents, beginning of year	28.0	17.8	40.1
Cash and cash equivalents, end of year	$ 32.4	$ 28.0	$ 17.8
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 14.1	$ 14.5	$ 7.7
Cash paid for income taxes (net of refunds received)	$ 25.9	$ 7.3	$ 1.8
Supplemental schedule of non-cash activity:			
Common stock issued for restricted stock awards	$ 5.1	$ –	$ –

The accompanying notes are an integral part of the consolidated financial statements.

(In millions)

	Common stock	Common stock held in employee benefit trust	Capital in excess of par	Retained earnings	FMC Corporation's net investment	Accumulated other comprehensive earnings (loss)	Comprehensive earnings (loss)
Balance at December 31, 1999	$ –	$ –	$ –	$ –	$ 802.0	$ (79.8)	
Net income	–	–	–	–	67.9	–	$ 67.9
Foreign currency translation adjustment (Note 15)	–	–	–	–	–	(35.9)	(35.9)
Minimum pension liability adjustment (Note 12)	–	–	–	–	–	1.3	1.3
Distribution to FMC Corporation (Note 2)	–	–	–	–	(117.9)	–	–
							$ 33.3
Balance at December 31, 2000	$ –	$ –	$ –	$ –	$ 752.0	$ (114.4)	
Net income (loss) (Note 2)	–	–	–	42.3	(7.6)	–	$ 34.7
Issuance of common stock to FMC Corporation (Note 1)	0.6	–	315.8	–	(316.4)	–	–
Sale of common stock to public (Note 1)	0.1	–	207.2	–	–	–	–
Contribution from FMC Corporation	–	–	–	–	60.1	–	–
Purchases of common stock for employee benefit trust, at cost (Note 14)	–	(1.2)	–	–	–	–	–
Return of capital to FMC Corporation (Note 1)	–	–	–	–	(488.1)	–	–
Foreign currency translation adjustment (Note 15)	–	–	–	–	–	(31.7)	(31.7)
Minimum pension liability adjustment (Note 12)	–	–	–	–	–	0.7	0.7
Cumulative effect of a change in accounting principle (net of an income tax benefit of $0.9) (Note 3)	–	–	–	–	–	(1.3)	(1.3)
Net deferral of hedging gains (Note 16)	–	–	–	–	–	0.1	0.1
							$ 2.5
Balance at December 31, 2001	$ 0.7	$ (1.2)	$ 523.0	$ 42.3	$ –	$ (146.6)	

(Continued)

(In millions)

	Common stock	Common stock held in employee benefit trust	Capital in excess of par	Retained earnings	FMC Corporation's net investment	Accumulated other comprehensive earnings (loss)	Comprehensive earnings (loss)
Balance at December 31, 2001	$ 0.7	$ (1.2)	$ 523.0	$ 42.3	$ –	$ (146.6)	
Net loss	–	–	–	(129.7)	–	–	$ (129.7)
Issuance of common stock	–	–	2.3	–	–	–	–
Purchases of common stock for employee benefit trust, at cost (Note 14)	–	(1.3)	–	–	–	–	–
Adjustment for true-up with FMC Corporation (Notes 1 and 17)	–	–	(4.4)	–	–	–	–
Restricted stock activity	–	–	17.7	–	–	–	–
Foreign currency translation adjustment (Note 15)	–	–	–	–	–	32.1	32.1
Minimum pension liability adjustment (net of an income tax benefit of $18.5) (Note 12)	–	–	–	–	–	(36.2)	(36.2)
Net deferral of hedging gains (net of income taxes of $3.3) (Note 16)	–	–	–	–	–	5.1	5.1
							$ (128.7)
Balance at December 31, 2002	$ 0.7	$ (2.5)	$ 538.6	$ (87.4)	$ –	$ (145.6)	

The accompanying notes are an integral part of the consolidated financial statements.

Note 1. Nature, Formation and Organization of Business

FMC Technologies, Inc. ("FMC Technologies" or the "Company") designs, manufactures and services technologically sophisticated systems and products for its customers through its Energy Production Systems, Energy Processing Systems, FoodTech and Airport Systems business segments. Energy Production Systems is a supplier of systems and services used in the offshore, particularly deepwater, exploration and production of crude oil and natural gas. Energy Processing Systems is a provider of specialized systems and products to customers involved in the production, transportation and processing of crude oil, natural gas and other energy related products. FoodTech is a supplier of technologically sophisticated food handling and processing systems and products to industrial food processing companies. Airport Systems provides technologically advanced equipment and services for airlines, airports, air freight companies and the U.S. military.

FMC Technologies was incorporated in Delaware on November 13, 2000, and was a wholly owned subsidiary of FMC Corporation until its initial public offering on June 14, 2001, when it was listed on the New York Stock Exchange and sold 17.0% of its common stock to the public.

Through May 31, 2001, FMC Corporation operated the businesses of FMC Technologies as internal units of FMC Corporation through various divisions and subsidiaries, or through investments in unconsolidated affiliates. As of June 1, 2001, FMC Corporation contributed to FMC Technologies substantially all of the assets and liabilities of, and its interests in, the businesses that comprise FMC Technologies, Inc. and consolidated subsidiaries (the "Separation").

During June 2001, FMC Technologies borrowed $280.9 million under two revolving debt agreements and received proceeds of $207.2 million from its initial public offering. Under the terms of the Separation and Distribution Agreement (the "SDA") between FMC Corporation and FMC Technologies, in exchange for the assets contributed by FMC Corporation to FMC Technologies, FMC Technologies remitted $480.1 million of the proceeds of the debt and equity financings to FMC Corporation, net of $8.0 million of proceeds used to cover the expenses of the initial public offering.

On December 31, 2001, FMC Corporation distributed its remaining 83.0% ownership of FMC Technologies' common stock to FMC Corporation's shareholders in the form of a dividend (the "Distribution").

The SDA contained key provisions relating to the Separation. Under the terms of the SDA, FMC Corporation and FMC Technologies completed a "true-up" process to identify any required adjustments to the original allocation of assets and liabilities at the Separation. Adjustments identified during the true-up process were recorded on the Company's balance sheet as increases or decreases in the applicable assets and liabilities, with an offset to capital in excess of par value of common stock (Note 17).

A Transition Services Agreement ("TSA") between the Company and FMC Corporation governed the provision of support services by FMC Corporation to FMC Technologies and by FMC Technologies to FMC Corporation during the period subsequent to the Separation. At December 31, 2002, transition services between the companies ceased, with the exception of payroll and certain benefit administration services. Currently, FMC Corporation and FMC Technologies utilize a common payroll and benefit administration service center; however, it is expected that the Company will be fully transitioned to a separate payroll and benefit administration service center in 2003.

Note 2. Basis of Presentation

The financial statements of FMC Technologies for all periods prior to June 1, 2001, reflect the combined results of the businesses that were transferred from FMC Corporation as if they had been contributed to the Company for all periods. Subsequent to the Separation, all of the businesses included in these combined financial statements became consolidated subsidiaries or divisions of the Company or investments of the Company or its subsidiaries. The Company's financial statements for all periods in 2001 are presented as if net assets had been contributed and the Company's 65,000,000 shares of common stock had been outstanding since January 1, 2001. The Company's capital structure in 2000 (Note 14) did not include a significant number of shares of common stock and was not comparable to its capital structure following the completion of the transactions discussed in Note 1. Accordingly, earnings per share information has not been presented for 2000.

FMC Technologies' financial statements for periods prior to June 1, 2001, were carved out from the consolidated financial statements of FMC Corporation using the historical results of operations and bases of the assets and liabilities of the transferred businesses, and give effect to certain allocations of expenses from FMC Corporation. Such expenses represent costs related to general and administrative services that FMC Corporation provided to FMC Technologies, including accounting, treasury, tax, legal, human resources, information technology, cash management, risk management, real estate management and other corporate and infrastructure services. The costs of these services have been allocated to FMC Technologies and included in the Company's consolidated financial statements based upon the relative levels of use of those services. The expense allocations have been determined on the basis of assumptions and estimates that management believes to be a reasonable reflection of FMC Technologies' utilization of those services. These allocations and estimates, however, are not necessarily indicative of the costs and expenses that would have resulted if FMC Technologies had operated as a separate entity in the past or of the costs the Company would expect to incur in periods subsequent to the Separation.

During 2001, the Company began retaining its own earnings and managing its cash separately from FMC Corporation. Prior to June 1, 2001, the Company's cash resources were managed under a centralized system with FMC Corporation wherein receipts were deposited to the corporate accounts of FMC Corporation and disbursements were centrally funded. Accordingly, settlement of certain assets and liabilities arising from common services or activities provided by FMC Corporation and certain related-party transactions were reflected as net equity contributions from or distributions to FMC Corporation through May 31, 2001.

The financial statements prior to June 1, 2001, do not necessarily reflect the debt or interest expense FMC Technologies would have incurred if it had been a stand-alone entity. In addition, these carveout financial statements may not be indicative of the Company's financial position, operating results or cash flows in periods subsequent to the Separation or what the Company's financial position, operating results or cash flows would have been had FMC Technologies been a separate, stand-alone entity during periods prior to the Separation.

Note 3. Principal Accounting Policies

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and on other assumptions that it believes to be relevant under the circumstances. In particular, judgment is used in areas such as revenue recognition using the percentage of completion method of accounting, making estimates associated with the valuation of inventory and income tax assets, and accounting for retirement benefits and contingencies.

Principles of consolidation – The consolidated financial statements include the accounts of FMC Technologies and its majority-owned subsidiaries and affiliates. Intercompany accounts and transactions are eliminated in consolidation.

Reclassifications – Certain prior-year amounts have been reclassified to conform to the current year's presentation.

Revenue recognition – Revenue from equipment sales is recognized either upon transfer of title to the customer (which is upon shipment or when customer-specific acceptance requirements are met) or under the percentage of completion method.

The percentage of completion method of accounting is used for construction-type manufacturing and assembly projects that involve significant design and engineering effort in order to satisfy detailed customer-supplied specifications. Under the percentage of completion method, revenue is recognized as work progresses on each contract in the ratio that costs incurred to date bear to total estimated costs at completion. If it is not possible to form a reliable estimate of progress toward completion, no revenues or costs are recognized until the project is complete, or substantially complete. Any expected losses on construction-type contracts in progress are charged to operations in the period the losses become probable.

Modifications to construction-type contracts, referred to as "change orders," effectively change the provisions of the original contract, and may, for example, alter the specifications or design, method or manner of performance, equipment, materials, sites and/or period for completion of the work. If a change order represents a firm commitment from a customer, the Company accounts for the revised estimate as if it had been included in the original estimate, effectively recognizing the pro rata impact of the new estimate on its calculation of progress toward completion in the period in which the firm commitment is received. If a change order is unpriced: (1) the Company includes the costs of contract performance in its calculation of progress toward completion in the period in which the costs are incurred or become probable; and (2) the Company includes the revenue related to the change order in its calculation of progress toward completion in the period in which it can be reliably estimated and realization is assured beyond a reasonable doubt. The latter may be based upon the Company's previous experience with the customer or based upon the Company receiving a firm price commitment from the customer.

Revenue recorded relating to construction-type contracts accounted for using the percentage of completion method amounted to $678.9 million, $590.2 million and $498.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. During 2002, $420.0 million of revenue recognized using the percentage of completion method was associated with contracts that were completed during the year.

Service revenue is recognized as the service is provided.

Cash equivalents – The Company considers investments in all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Accounts receivable – Prior to the Separation, FMC Corporation entered into an accounts receivable financing facility under which accounts receivable were sold without recourse through FMC Corporation's wholly owned, bankruptcy remote subsidiary. Certain of the accounts receivable generated by the businesses ultimately contributed to FMC Technologies were sold as part of the facility. The Company discontinued the practice of financing accounts receivable and terminated its participation in this facility during the first quarter of 2001. Upon withdrawal from the facility, the Company repurchased its outstanding trade accounts receivable for $38.0 million in cash. The Company accounted for the sales of receivables in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." The Company received proceeds from the sale of trade accounts receivable, net of repurchases and discounts, of $15.6 million during the year ended December 31, 2000. Net discounts recognized on sales of receivables were included in selling, general and administrative expense in the consolidated statements of income and amounted to approximately $0.1 million in the years ended December 31, 2001 and 2000.

Amounts included in accounts receivable representing revenue in excess of billings on contracts accounted for under the percentage of completion method amounted to $87.8 million and $73.8 million at December 31, 2002 and 2001, respectively.

Inventories – Inventories are stated at the lower of cost or net realizable value. Inventory costs include those costs directly attributable to products prior to sale, including all manufacturing overhead but excluding costs to distribute. Cost is determined on the last-in, first-out ("LIFO") basis for all domestic inventories, except certain inventories relating to construction-type contracts, which are stated at the actual production cost incurred to date, reduced by the portion of these costs identified with recognized revenue. At December 31, 2002, inventories accounted for under the LIFO method totaled $78.6 million. The first-in, first-out ("FIFO") method is used to determine the cost for all other inventories.

Impairment of long-lived and intangible assets – Long-lived assets, including property, plant and equipment; identifiable intangible assets that are subject to amortization; capitalized software costs; and investments are accounted for in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." A long-lived asset is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Long-lived assets held for sale are reported at the lower of carrying value or fair value less cost to sell.

Investments – Investments in the common stock of affiliated companies in which FMC Technologies' ownership interest is 50% or less and in which FMC Technologies exercises significant influence over operating and financial policies are accounted for using the equity method after eliminating the effects of any material intercompany transactions. All other investments are carried at fair value or at cost, as appropriate.

Property, plant and equipment – Property, plant and equipment is recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements – 20 years, buildings – 20 to 50 years, and machinery and equipment – 3 to 18 years). Gains and losses are reflected in income upon the sale or retirement of assets. Expenditures that extend the useful lives of property, plant and equipment are capitalized.

Capitalized interest – Interest costs of $2.5 million in 2002 ($2.0 million in 2001, $0.6 million in 2000) associated with the construction of certain long-lived assets have been capitalized as part of the costs of those assets and are being amortized over the assets' estimated useful lives.

Capitalized software costs – Other assets include the capitalized cost of internal-use software (including Internet Web sites) totaling $9.3 million and $9.2 million at December 31, 2002 and 2001, respectively. These software costs include internal and external costs incurred during the application development stage of software projects. These costs are amortized on a straight-line basis over the estimated useful lives of the assets. For internal-use software, the useful lives range from three to seven years. For Internet Web site costs, the estimated useful lives do not exceed three years.

Goodwill and other intangible assets – SFAS No. 142, "Goodwill and Other Intangible Assets," provides guidance on accounting for intangible assets and eliminates the amortization of goodwill and acquired intangible assets deemed to have indefinite lives. Acquired intangible assets, including goodwill, that are not subject to amortization are required to be tested for impairment on an annual basis (or more frequently if impairment indicators arise). The Company adopted SFAS No. 142 as of January 1, 2002, and upon adoption, discontinued the amortization of goodwill and recorded a goodwill impairment loss amounting to $215.0 million before taxes ($193.8 million after tax). This loss was not the result of a change in the outlook of the businesses but was due to a change in the method of measuring goodwill impairment as required by the adoption of SFAS No. 142. The Company has established October 31 as the date of its annual test for impairment of goodwill. The Company's acquired intangible assets are being amortized on a straight-line basis over their estimated useful lives, which range from 7 to 40 years. None of the Company's acquired intangible assets were deemed to have indefinite lives.

Accounts payable – Amounts advanced by customers as deposits on orders not yet billed and progress payments on construction-type contracts are classified with accounts payable and amounted to $186.2 million and $152.4 million at December 31, 2002 and 2001, respectively.

Reserve for discontinued operations – Reserves related to personal injury and product liability claims associated with the Company's discontinued operations are recorded based on an actuarially determined estimate of liabilities. The Company evaluates the estimate of these liabilities on a regular basis, and makes adjustments to the recorded liability balance to reflect current information regarding the estimated amount of future payments to be made on both reported claims and incurred but unreported claims. On an annual basis, the Company engages an actuary to prepare an estimate of the liability for these claims. The actuarial estimate of the liability is determined based upon the estimated number of pieces of equipment in use and the expected loss rate per unit, and considers such factors as historical claim and settlement experience by year, recent trends in the number of claims and the cost of settlements, and available stop-loss insurance coverage. Actual settlements of self-insured product liabilities may be more or less than the liability estimated by the Company and the actuary.

Income taxes – Current income taxes are provided on income reported for financial statement purposes adjusted for transactions that do not enter into the computation of income taxes payable. Deferred tax liabilities and assets are measured using enacted tax rates for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

A valuation allowance is established whenever management believes deferred tax assets are stated at an amount exceeding their net realizable value. Management's analysis is based on the premise that the Company is, and will continue to be, a going concern and that it is more likely than not that deferred tax benefits will be realized through the generation of future taxable income. Management reviews all available evidence, both positive and negative, to assess the earnings potential of the Company.

Income taxes are not provided on the Company's equity in undistributed earnings of foreign subsidiaries or affiliates when it is management's intention that such earnings will remain invested in those companies. Taxes are provided on such earnings in the year in which the decision is made to repatriate the earnings.

Stock-based employee compensation – The Company has a stock-based employee compensation plan, described more fully in Note 13. The Company accounts for common stock option awards made under this plan using the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No employee compensation cost related to common stock options is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per common share, assuming the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to common stock options:

(In millions, except per share data)	Year Ended December 31		
	2002	2001	2000
Net income (loss), as reported	$ (129.7)	$ 34.7	$ 67.9
Deduct: Total stock option compensation expense determined under fair value based method, net of related tax effects	(5.3)	(3.1)	(1.3)
Pro forma net income (loss)	$ (135.0)	$ 31.6	$ 66.6
Earnings (loss) per common share:			
Basic — as reported	$ (1.99)	$ 0.53	
Basic — pro forma	$ (2.07)	$ 0.49	
Diluted — as reported	$ (1.94)	$ 0.53	
Diluted — pro forma	$ (2.02)	$ 0.48	

The Company's capital structure prior to 2001 (Note 14) did not include a significant number of shares of common stock and was not comparable to its capital structure following the completion of the transactions discussed in Note 1 and, accordingly, earnings per share information has not been presented for 2000.

The 2000 and 2001 pro forma results include the pro forma expense associated with options awarded by FMC Corporation, which were subsequently replaced with options to purchase FMC Technologies common stock on January 1, 2002.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and assuming an expected life of five years and a dividend yield of 0%. The estimated fair values were calculated using varying risk-free interest rates and volatility levels. The weighted average interest rate and volatility were 5.0% and 38.5%, respectively. The weighted average fair value of stock options granted during the year ended December 31, 2002, calculated using the Black-Scholes option-pricing model, was $7.72.

Common stock held in employee benefit trust – Shares of the Company's common stock are purchased by the plan administrator of the FMC Technologies, Inc. Non-Qualified Savings and Investment Plan and placed in a trust owned by the Company. Purchased shares are recorded at cost and classified as a reduction of stockholders' equity in the consolidated balance sheets.

Earnings per common share ("EPS") – The Company's capital structure prior to 2001 (Note 14) did not include a significant number of shares of common stock and was not comparable to its capital structure following the completion of the transactions discussed in Note 1, and, accordingly, EPS information has not been presented for 2000. The Company's EPS calculations for 2001 give effect to the issuance of 65,000,000 common shares as if they were issued and outstanding on January 1, 2001.

In 2002 and 2001, basic EPS was computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted EPS was computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year plus the weighted average number of additional common shares that would have been outstanding during the year if all potentially dilutive common shares had been issued under the Company's stock compensation plans.

The weighted average numbers of shares of common stock outstanding used to calculate EPS for the year ended December 31, 2002, were 65,326,000 for basic EPS and 66,824,000 for diluted EPS.

The weighted average numbers of shares of common stock outstanding used to calculate EPS for the year ended December 31, 2001, were 65,008,000 for basic EPS and 65,923,000 for diluted EPS. On January 1, 2002, certain employees and directors of the Company who had held options to purchase FMC Corporation common stock received newly issued options to purchase stock of the Company. The impact of these 3,247,868 replacement stock options is excluded from the 2001 calculation of diluted EPS. If the dilutive effect of these replacement stock options had been included in the calculation of diluted weighted average shares outstanding, the effect on 2001 diluted EPS would have been less than $0.01 per share.

Options to purchase 2,371,671 and 2,363,350 shares of the Company's common stock were outstanding at December 31, 2002 and 2001, respectively, but were excluded from the diluted EPS calculation because the options' exercise price exceeded the average market price of the common stock for the periods.

Foreign currency translation – Assets and liabilities of foreign operations in non-highly inflationary countries are translated at exchange rates in effect at the balance sheet date, while income statement accounts are translated at the monthly exchange rates for the period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive earnings (loss) in stockholders' equity until the foreign entity is sold or liquidated. For operations in highly inflationary countries and where the local currency is not the functional currency, inventories, property, plant and equipment, and other non-current assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion are included in net income. Foreign currency effects on cash and cash equivalents and debt in hyperinflationary economies are included in interest income or expense.

Derivative financial instruments and foreign currency transactions – On January 1, 2001, the Company implemented, on a prospective basis, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138 (collectively, the "Statement"). The Statement requires the Company to recognize all derivatives in the consolidated balance sheets at fair value, with changes in the fair value of derivative instruments to be recorded in current earnings or deferred in accumulated other comprehensive earnings (loss), depending on whether a derivative is designated as, and is effective as, a hedge and on the type of hedging transaction. In accordance with the provisions of the Statement, the Company recorded first quarter 2001 losses from the cumulative effect of a change in accounting principle of $4.7 million, net of an income tax benefit of $2.9 million, in the consolidated statement of income, and $1.3 million, net of an income tax benefit of $0.9 million, in accumulated other comprehensive earnings (loss).

The Company uses derivative financial instruments selectively to offset exposure to market risks arising from changes in foreign exchange and interest rates. Derivative financial instruments currently used by the Company consist of foreign currency forward contracts and interest rate swap contracts.

The Company records all derivatives at fair value as assets or liabilities in the consolidated balance sheets, with classification as current or non-current based upon the maturity of the derivative instrument. Generally, the Company applies hedge accounting as allowed by the Statement for derivatives related to anticipated future cash flows and does not apply hedge accounting for derivatives related to fair value exposures. For derivatives where hedge accounting is used, the Company formally designates the derivative as either (1) a cash flow hedge of an anticipated transaction or (2) a foreign currency cash flow hedge. The Company also documents the designated hedging relationship upon entering into the derivative, including identification of the hedging instrument and the hedged item or transaction, the strategy and risk management objective for undertaking the hedge, and the nature of the risk being hedged. Each derivative is assessed for hedge effectiveness both at the inception of the hedging relationship and, at a minimum, on a quarterly basis thereafter. Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Hedge accounting is discontinued if the forecasted transaction is no longer expected to occur, and any previously deferred hedging gains or losses are immediately recorded in earnings. Realized gains or losses for all designated hedges are recorded in the consolidated statements of income on the same line as the gain or loss on the hedged item.

For cash flow hedges, the effective portion of the change in fair value of the derivative is deferred in accumulated other comprehensive loss in the stockholders' equity section of the consolidated balance sheets until the underlying transaction is reflected in earnings, at which time any deferred hedging gains or losses are also recorded in earnings. The ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred.

For periods prior to the adoption of the Statement, gains and losses on hedges of existing assets and liabilities were included in the carrying amounts of those assets or liabilities and were ultimately recognized in income when those carrying amounts were converted. Gains and losses related to hedges of firm commitments also were deferred and included in the basis of the transaction when it was completed. Gains and losses on unhedged foreign currency transactions were included in income as part of cost of sales and services. Gains and losses on derivative financial instruments that protected the Company from exposure in a particular currency, but did not have a designated underlying transaction, were also included in income as part of cost of sales and services. If a hedged item matured, was sold, extinguished, terminated, or was related to an anticipated transaction that was no longer likely to take place, the derivative financial instrument related to the hedged item was closed out and the related gain or loss was included in income as part of cost of sales and services or interest expense, as appropriate in relation to the hedged item.

Cash flows from derivative contracts are reported in the consolidated statements of cash flows in the same categories as the cash flows from the underlying transactions. The 2001 cash outflow related to contracts settled as a result of the adoption of the Statement of $3.8 million is reported separately in the consolidated statements of cash flows.

Note 4. Business Combinations and Divestitures

The Company is a provider of several types of measurement equipment to various markets through its Energy Processing Systems business segment. In the fourth quarter of 2002, management committed to a plan to divest the assets and liabilities associated with research and development activity for one type of measurement equipment. Assets held for sale of $2.9 million consisted of $1.3 million of inventory and $1.6 million of net property, plant and equipment, and liabilities of $0.4 million included the related accounts payable and other current liabilities. The assets and liabilities were classified in other current assets and other current liabilities, respectively, on the December 31, 2002, consolidated balance sheet.

On February 16, 2000, the Company acquired York International Corporation's Northfield Freezing Systems Group ("Northfield") for $39.8 million in cash and the assumption of certain liabilities. Northfield was headquartered in Northfield, Minnesota, and was a manufacturer of freezers, coolers and dehydrators for the industrial food processing industry. The Company recorded goodwill and other intangible assets totaling $41.6 million relating to the acquisition. Intangible assets consisting of customer lists were valued at $3.2 million and are being amortized on a straight-line basis over 20 years. In 2002, the remaining goodwill relating to Northfield was written off upon implementation of SFAS No. 142 (Note 8). Northfield's operations are included in the FoodTech business segment.

In 2000, the Company redeemed an investment in preferred stock of Tyco International Ltd. for cash proceeds of $127.5 million. The Company received the preferred stock in 1998 in conjunction with the divestiture of a business.

The Company completed several other smaller acquisitions, joint venture investments and divestitures during the three-year period ended December 31, 2002.

All acquisitions were accounted for using the purchase method of accounting. Accordingly, the purchase prices have been allocated to the assets acquired and liabilities assumed based on the estimated fair values of such assets and liabilities at the dates of acquisition. The excess of the purchase prices over the fair values of the net tangible assets acquired has been recorded as intangible assets, primarily goodwill. Had the acquisitions occurred at the beginning of the earliest period presented, the effect on the Company's operating results would not have been significant, and, accordingly, pro forma financial information has not been provided.

The purchase prices for all of the aforementioned acquisitions were satisfied from cash flows from operations and external financing. Results of operations of the acquired companies have been included in the Company's consolidated statements of income from the respective dates of acquisition.

Note 5. Asset Impairments and Restructuring Charges

In 2001, FMC Technologies recorded asset impairment and restructuring charges of $16.8 million before taxes ($10.4 million after tax). An asset impairment of $1.3 million was required to write off goodwill associated with a FoodTech product line, which the Company decided not to develop further. In the first quarter of 2001, the Company recorded pre-tax restructuring charges of $9.2 million. In the third quarter of 2001, the Company recorded pre-tax restructuring charges of $8.3 million and reduced certain restructuring reserves recorded in the first quarter of 2001 by $2.0 million, reflecting both favorable changes in the underlying businesses and adjustments to cost estimates. This resulted in a total of $15.5 million in restructuring charges, of which $5.1 million related to planned reductions in workforce of 121 individuals in the Energy Processing Systems businesses; $1.1 million related to 31 planned reductions in workforce in the Energy Production Systems businesses; $5.2 million related to planned reductions in workforce of 170 positions in the FoodTech businesses; $3.7 million related to a planned plant closing and restructuring activities initiated in 2000 at an Airport Systems facility as well as other Airport Systems actions, including 244 planned workforce reductions; and $0.4 million for other corporate initiatives. Restructuring spending related to the 2001 programs amounted to $3.7 million and $11.0 million during the years ended December 31, 2002 and 2001, respectively. Remaining reserves at December 31, 2002, were not significant.

In 2000, FMC Technologies recorded asset impairment and restructuring charges totaling $11.3 million before taxes ($6.9 million after tax). Asset impairments of $1.5 million were required to write down certain Energy Production Systems equipment, as estimated future cash flows attributed to these assets indicated that an impairment of the assets had occurred. Restructuring charges were $9.8 million, of which $8.0 million resulted primarily from strategic decisions to restructure certain FoodTech operations, and included planned reductions in workforce of 236 individuals. Restructuring charges of $1.4 million at Energy Production Systems included severance costs related to planned reductions in workforce of 68 individuals as a result of the delay in orders received from oil and gas companies for major systems. Restructuring charges of $0.4 million related to a reduction in corporate workforce. Restructuring spending under these programs totaled $7.0 million in 2000. The remaining 82 workforce reductions associated with these restructuring programs were completed during 2001 and fully utilized remaining reserves.

In 2000, spending related to a restructuring program initiated in 1999 was $0.7 million. All restructuring activities were completed, and there were no remaining accruals related to this program at December 31, 2000.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. This Statement revises accounting for specified employee and contract terminations that are part of restructuring activities, but excludes restructuring activities related to operations acquired in a business combination. The Statement requires that exit or disposal costs are recorded when they are incurred, rather than at the date a formal exit plan is adopted, and can be measured at fair value. The provisions of this Statement are effective for activities that are initiated after December 31, 2002. The Company does not expect the implementation of this Statement to have a material impact on its financial position, results of operations or cash flows.

Note 6. Inventories

Inventories are recorded at the lower of cost or net realizable value. The current replacement costs of inventories exceeded their recorded values by $83.7 million and $80.9 million at December 31, 2002 and 2001, respectively. During 2002 and 2001, the Company reduced certain LIFO inventories that were carried at lower than prevailing costs, resulting in a reduction of LIFO expense of $0.3 million and $0.6 million, respectively. There were no reductions in LIFO inventories in 2000.

Inventories consisted of the following:

(In millions)	December 31 2002	December 31 2001
Raw materials and purchased parts	$ 101.2	$ 115.2
Work in progress	120.1	118.9
Manufactured parts and finished goods	169.4	145.0
Gross inventories before LIFO reserves and valuation adjustments	390.7	379.1
LIFO reserves and valuation adjustments	(117.6)	(109.5)
Net inventories	$ 273.1	$ 269.6

Note 7. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

(In millions)	December 31 2002	2001
Land and land improvements	$ 18.0	$ 17.2
Buildings	147.8	135.5
Machinery and equipment	483.9	433.6
Construction in progress	46.6	38.5
Total cost	696.3	624.8
Accumulated depreciation	(390.2)	(349.5)
Net property, plant and equipment	$ 306.1	$ 275.3

Depreciation expense was $40.1 million, $37.7 million and $41.2 million in 2002, 2001 and 2000, respectively.

During 2000, the Company entered into agreements for the sale and leaseback of certain equipment. The leases, which end in December 2004, are classified as operating leases in accordance with SFAS No. 13, "Accounting for Leases." Net property, plant and equipment was reduced by the carrying values of equipment sold, which amounted to $13.7 million. Net cash proceeds received in excess of the carrying value of equipment sold in conjunction with sale-leaseback transactions were recorded as deferred credits in the consolidated balance sheets. These non-amortizing credits totaled $20.8 million and $27.4 million at December 31, 2002 and 2001, respectively, and are included in other long-term liabilities. The decrease in 2002 in the amount of deferred credits resulted from the repurchase of the Company plane, which was subsequently sold in 2002.

Subsequent to December 31, 2002, the Company began evaluating its option to terminate the sale-leaseback agreement due to the availability of credit under its commercial paper program (Note 9). Terminating the agreement will require the Company to repurchase the assets for approximately $36 million. The effect on the Company's consolidated balance sheet will be an increase to property, plant and equipment representing the net book value of the assets, an increase to debt representing the purchase price, and a reversal of the non-amortizing credits in other long-term liabilities. The Company plans to pursue termination of the sale-leaseback agreement and believes that this action will not have a material effect on its results of operations.

Note 8. Goodwill and Intangible Assets

On January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 provides new guidance on the initial recognition and measurement of intangible assets acquired individually or as part of a group of other assets not constituting a business. SFAS No. 142 also addresses the subsequent accounting for and continuing valuation of goodwill and other intangible assets.

Goodwill – During 2002, the carrying amount of goodwill was reduced by an impairment loss recognized upon adoption of the new accounting standard and, where applicable, was increased or decreased by foreign currency translation adjustments. The pre-tax impairment loss of $215.0 million ($193.8 million after tax) related to FoodTech ($117.4 million before tax; $98.3 million after tax) and Energy Processing Systems ($97.6 million before tax; $95.5 million after tax). The after tax impairment loss was reflected as a cumulative effect of a change in accounting principle.

The impairment loss was calculated at the reporting unit level, and represents the excess of the carrying value of reporting unit goodwill over its implied fair value. The implied fair value of goodwill was determined by a two-step process. The first compared the fair value of the reporting unit (measured as the present value of expected future cash flows) to its carrying amount. If the fair value of the reporting unit was less than its carrying amount, the fair value of the reporting unit was allocated to its assets and liabilities to determine the implied fair value of goodwill, which was used to measure the impairment loss. In conjunction with the implementation of SFAS No. 142, all of the Company's reporting units were tested for impairment during the first quarter of 2002.

Goodwill by business segment was as follows:

(In millions)	December 31 2002	2001
Energy Production Systems	$ 47.8	$ 59.1
Energy Processing Systems	17.3	114.3
Subtotal Energy Systems	65.1	173.4
FoodTech	14.2	133.9
Airport Systems	4.3	4.3
Total goodwill	$ 83.6	$ 311.6

The adoption of SFAS No. 142's provisions relating to goodwill amortization resulted in the Company discontinuing the amortization of goodwill beginning January 1, 2002. Goodwill amortization expense recognized in 2001 and 2000 was as follows:

(In millions)	Year Ended December 31 2001	2000
Energy Production Systems	$ 3.1	$ 3.4
Energy Processing Systems	4.7	4.6
Subtotal Energy Systems	7.8	8.0
FoodTech	4.6	4.4
Airport Systems	0.6	0.8
Total goodwill amortization expense	$ 13.0	$ 13.2
Total goodwill amortization expense (net of income taxes)	$ 9.9	$ 10.0

The following table provides a comparison of the effects of adopting SFAS No. 142:

(In millions, except per share data)	Year Ended December 31 2002	2001	2000
Net income (loss):			
As reported-Income before the cumulative effect of changes in accounting principles	**$ 64.1**	$ 39.4	$ 67.9
Add back: goodwill amortization (net of income taxes)	**–**	9.9	10.0
Adjusted income before the cumulative effect of changes in accounting principles	**64.1**	49.3	77.9
Cumulative effect of changes in accounting principles (net of income taxes)	**(193.8)**	(4.7)	–
Adjusted net income (loss)	**$ (129.7)**	$ 44.6	$ 77.9
As reported-Net income (loss)	**$ (129.7)**	$ 34.7	$ 67.9
Basic earnings (loss) per common share:			
As reported-Income before the cumulative effect of changes in accounting principles	**$ 0.98**	$ 0.60	
Add back: goodwill amortization (net of income taxes)	**–**	0.15	
Adjusted income before the cumulative effect of changes in accounting principles	**0.98**	0.75	
Cumulative effect of changes in accounting principles (net of income taxes)	**(2.97)**	(0.07)	
Adjusted net income (loss) per common share	**$ (1.99)**	$ 0.68	
As reported-Basic earnings (loss) per common share	**$ (1.99)**	$ 0.53	
Diluted earnings (loss) per common share:			
As reported-Income before the cumulative effect of changes in accounting principles	**$ 0.96**	$ 0.60	
Add back: goodwill amortization (net of income taxes)	**–**	0.15	
Adjusted income before the cumulative effect of changes in accounting principles	**0.96**	0.75	
Cumulative effect of changes in accounting principles (net of income taxes)	**(2.90)**	(0.07)	
Adjusted net income (loss) per common share	**$ (1.94)**	$ 0.68	
As reported-Diluted earnings (loss) per common share	**$ (1.94)**	$ 0.53	

The Company's capital structure prior to 2001 (Note 14) did not include a significant number of shares of common stock and was not comparable to its capital structure following the completion of the transactions discussed in Note 1, and, accordingly, earnings per share information has not been presented for 2000.

Intangible assets – All of the Company's acquired identifiable intangible assets are subject to amortization and, where applicable, foreign currency translation adjustments. The Company recorded $2.5 million in amortization expense related to intangible assets during the year ended December 31, 2002. During the years 2003 through 2007, annual amortization expense is expected to be $2.5 million. No impairment losses related to these identifiable intangible assets were required to be recognized as a result of implementing SFAS No. 142.

The components of intangible assets were as follows:

(In millions)				December 31
	2002		2001	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Customer lists	$ 17.1	$ 4.4	$ 16.9	$ 3.7
Patents	24.2	13.6	20.3	11.0
Trademarks	16.9	3.9	16.2	3.2
Total intangible assets	$ 58.2	$ 21.9	$ 53.4	$ 17.9

Note 9. Debt

Committed credit – During 2001, the Company obtained non-amortizing revolving credit facilities as follows: a five-year $250.0 million facility maturing on April 26, 2006, and a 364-day $175.0 million facility maturing on April 25, 2002. As of April 25, 2002, the 364-day facility was renewed for $182.2 million, with a new maturity of April 24, 2003. Among other restrictions, the terms of the credit agreements include negative covenants related to liens and financial covenants related to consolidated tangible net worth, debt to earnings and interest coverage ratios. The Company was in compliance with all covenants at December 31, 2002. Each of the committed credit facilities carries an effective interest rate of 100 basis points above the one-month London Interbank Offered Rate ("LIBOR"), and together they provide the Company with an aggregate of $432.2 million in committed credit. Unused capacity under committed credit facilities at December 31, 2002, totaled $237.2 million, consisting of $75.0 million under the $250.0 million long-term credit facility and $162.2 million under the $182.2 million short-term facilities. The one-month LIBOR was 1.38% at December 31, 2002.

Uncommitted credit – During 2001, the Company obtained three uncommitted credit facilities in the United States totaling $35.0 million. These facilities were renewed as of April 25, 2002, for a total of $30.0 million. In addition, the Company has uncommitted credit lines at many of its international subsidiaries for immaterial amounts. The Company utilizes these facilities to provide a more efficient daily source of liquidity. The effective interest rates depend upon the local national market. For the domestic credit facilities, rates are approximately 100 basis points over the prevailing Federal Funds rate traded in the money markets. At December 31, 2002, the Federal Funds rate was 1.25%. At December 31, 2002, $20.0 million was made available for funding under the domestic uncommitted credit facilities and $15.0 million was outstanding.

Long-term debt – Long-term debt consisted of the following:

(In millions)		December 31
	2002	2001
Five-year revolving committed credit facility	$ 175.0	$ 194.0
Other	0.5	0.2
Total long-term debt	175.5	194.2
Less: current portion	(0.1)	(0.1)
Long-term debt, less current portion	$ 175.4	$ 194.1

The Company entered into interest rate swap agreements in 2001 related to $150.0 million of long-term debt. The effect of these agreements is to fix the effective interest rate of these borrowings at an average rate of 5.37%. Interest rate swaps with notional values of $100.0 million and $50.0 million mature in 2003 and 2004, respectively.

Short-term debt – Short-term debt consisted of the following:

(In millions)	December 31	
	2002	2001
364-day revolving committed credit facility	$ **20.0**	$ 13.9
Domestic uncommitted credit facilities	**15.0**	25.0
Foreign uncommitted credit facilities	**1.0**	17.2
Borrowings from joint venture	**23.4**	22.7
Total short-term debt	$ **59.4**	$ 78.8

At December 31, 2002, borrowings under the 364-day revolving committed credit facility carried an effective interest rate of 2.3%. At December 31, 2001, borrowings under the 364-day revolving committed credit facilities carried an effective interest rate of 2.9%.

Advances under the domestic uncommitted credit facilities were $15.0 million and $25.0 million, with an effective interest rate of 2.3% and 3.0% at December 31, 2002 and 2001, respectively.

At December 31, 2002 and 2001, short-term debt included third-party debt of FMC Technologies' foreign operations outstanding under foreign uncommitted credit facilities totaling $1.0 million and $17.2 million, respectively. The weighted average interest rates on these outstanding borrowings were approximately 7.6% and 6.6% at December 31, 2002 and 2001, respectively.

At December 31, 2002 and 2001, short-term debt included $23.4 million and $22.7 million, respectively, of borrowings from MODEC International LLC, a 37.5% – owned joint venture, at interest rates based on the Company's short-term committed credit interest rate, which was 2.2% and 2.9% at December 31, 2002 and 2001, respectively.

The Company initiated a $400.0 million commercial paper program in early 2003 to provide an alternative vehicle for meeting short-term funding requirements. Under this program, and subject to available capacity under the Company's revolving credit facilities, the Company has the ability to access up to $400.0 million of short-term financing through its commercial paper dealers. After commencement of the program, the Company utilized up to $115 million of commercial paper, with maturities ranging from 1 to 7 days. Commercial paper proceeds were used for debt reduction and for general corporate purposes.

Note 10. Income Taxes

Domestic and foreign components of income (loss) before income taxes and the cumulative effect of changes in accounting principles are shown below:

(In millions)	Year Ended December 31		
	2002	2001	2000
Domestic	$ **(8.4)**	$ (22.8)	$ 11.6
Foreign	**98.7**	86.3	79.0
Income before income taxes and the cumulative effect of changes in accounting principles	$ **90.3**	$ 63.5	$ 90.6

The provision (benefit) for income taxes attributable to income before the cumulative effect of changes in accounting principles consisted of:

(In millions)	Year Ended December 31		
	2002	2001	2000
Current:			
Federal	$ **–**	$ 1.1	$ (0.2)
Foreign	**7.2**	15.6	11.2
State and local	**–**	(0.7)	0.6
Total current	**7.2**	16.0	11.6
Deferred	**19.0**	8.1	11.1
Provision for income taxes	$ **26.2**	$ 24.1	$ 22.7

Significant components of the deferred income tax provision attributable to income before income taxes were as follows:

(In millions)	Year Ended December 31 2002	2001	2000
Deferred tax expense (exclusive of the effect of changes in valuation allowance)	$ 17.8	$ 8.1	$ 11.8
Increase (decrease) in the valuation allowance for deferred tax assets	1.2	–	(0.7)
Deferred income tax provision	$ 19.0	$ 8.1	$ 11.1

Significant components of the Company's deferred tax assets and liabilities were as follows:

(In millions)	December 31 2002	2001
Deferred tax assets attributable to:		
Accrued pension and other postretirement benefits	$ 42.2	$ 26.9
Reserves for insurance, warranties and other	30.0	32.5
Net operating loss carryforwards	27.4	5.4
Goodwill	13.6	–
Foreign tax credit carryforwards	12.4	–
Reserve for excess and obsolete inventory	9.1	7.9
Sale-leaseback	8.6	7.3
Reserves for discontinued operations and restructuring	7.7	11.1
Other	14.5	5.5
Deferred tax assets	165.5	96.6
Valuation allowance	(6.6)	(5.4)
Deferred tax assets, net of valuation allowance	158.9	91.2
Deferred tax liabilities attributable to:		
Revenue in excess of billings on contracts accounted for under the percentage of completion method	41.6	39.6
Property, plant and equipment and other	60.9	21.8
Deferred tax liabilities	102.5	61.4
Net deferred tax assets	$ 56.4	$ 29.8

The Company has generated $12.4 million in foreign tax credit carryforwards. If not utilized, $7.6 million will expire in 2006 and $4.8 million will expire in 2007.

Included in deferred tax assets at December 31, 2002, are $6.6 million in net operating loss carryforwards attributable to foreign entities. Management believes it is more likely than not that the Company will not be able to utilize these operating loss carryforwards before expiration; therefore, the Company has established a valuation allowance with regard to the related deferred tax assets. Realization of the Company's remaining net deferred tax assets is dependent on the generation of domestic taxable income. Based on long-term forecasts of operating results, management believes that it is more likely than not that domestic earnings over this period will support this level of domestic taxable income. In its analysis, management has considered the effect of foreign dividends and other expected adjustments to domestic earnings that are required in determining domestic taxable income. Foreign earnings taxable to the Company as dividends were $24.9 million, $153.9 million and $35.3 million in 2002, 2001 and 2000, respectively.

By country, current and non-current deferred income taxes included in the Company's consolidated balance sheet at December 31, 2002, were as follows:

(In millions)

	Current asset (liability)	Non-current asset (liability)	Total
United States	$ (1.0)	$ 114.9	$ 113.9
United Kingdom	–	(3.5)	(3.5)
Norway	(17.2)	(24.4)	(41.6)
Brazil	–	(11.2)	(11.2)
Other foreign	–	(1.2)	(1.2)
Total deferred income taxes	$ (18.2)	$ 74.6	$ 56.4

The effective income tax rate was different from the statutory U.S. Federal income tax rate due to the following:

	Year Ended December 31		
	2002	2001	2000
Statutory U.S. tax rate	**35%**	35%	35%
Net difference resulting from:			
Foreign earnings subject to different tax rates	**(12)**	(20)	(11)
Tax on foreign intercompany dividends and deemed dividends for tax purposes	**6**	21	3
Nondeductible expenses	**2**	2	1
Qualifying foreign trade income	**(2)**	(3)	–
Foreign sales corporation income	–	–	(2)
Nondeductible goodwill amortization	–	3	1
Change in valuation allowance	**1**	–	(1)
Other	**(1)**	–	(1)
Total difference	**(6)**	3	(10)
Effective tax rate	**29%**	38%	25%

U.S. income taxes have not been provided on undistributed earnings of foreign subsidiaries. The cumulative balance of these undistributed earnings was $451.4 million at December 31, 2002. It is not practicable to determine the amount of applicable taxes that would be incurred if any of such earnings were repatriated.

FMC Corporation and FMC Technologies entered into a Tax Sharing Agreement in connection with the Separation. Effective January 1, 2002, FMC Technologies was no longer included in either the U.S. consolidated income tax return of FMC Corporation or in the state or foreign income tax returns of FMC Corporation or its affiliates.

For years prior to 2002, the operations of the Company and its subsidiaries were included in the Federal consolidated and certain state and foreign tax returns of FMC Corporation. Pursuant to the terms of the Tax Sharing Agreement, the Company and its subsidiaries are liable for all taxes for all periods prior to the Separation which are related to its operations, computed as if the Company and its subsidiaries were a separate group filing its own tax returns for such periods. The Tax Sharing Agreement provides that the Company and FMC Corporation will make payments between them as appropriate in order to properly allocate the group's tax liabilities for pre-Separation periods.

The Company's income tax provision for the year ended December 31, 2001, included $8.9 million in charges associated with the Separation. Of this amount, $4.2 million was incurred as a result of restructuring transactions related to the Company's reorganization of its worldwide group and $4.7 million was incurred on the repatriation of $126.4 million of the Company's foreign earnings in connection with the Company's Separation from FMC Corporation. Pursuant to the Tax Sharing Agreement between the Company and FMC Corporation, FMC Corporation assumed liability for certain additional tax charges related to this repatriation.

The Tax Sharing Agreement places certain restrictions upon FMC Technologies regarding the sale of assets, the sale or issuance of additional securities (including securities convertible into stock) or the entry into some types of corporate transactions during a restriction period that continues for 30 months after the Distribution. Management does not expect that the restrictions under the Tax Sharing Agreement will significantly limit the Company's ability to engage in strategic transactions.

FMC Corporation's Federal income tax returns for years through 1997 have been examined by the Internal Revenue Service and are closed for Federal income tax purposes. As a result of these examinations, the Company paid $4.2 million to FMC Corporation in 2002 pursuant to the terms of the Tax Sharing Agreement. Management believes that adequate provision for income taxes has been made for remaining open tax years.

Note 11. Reserve for Discontinued Operations

Under agreements governing the Separation of the Company from FMC Corporation, the Company assumed self-insured product liabilities associated with equipment manufactured by certain discontinued machinery businesses of FMC Corporation. These businesses primarily consisted of the construction equipment, power control, beverage equipment and marine and rail divisions, all of which were divested prior to 1985. The Company engages an actuary to value the estimated ultimate future payout related to the reported personal injury and other claims outstanding and the estimated ultimate future payout for incurred but not reported claims. Estimated costs for claims administration and insurance coverage were added to the claims payout estimate resulting in total reserves of $18.1 million at December 31, 2002, and $23.4 million at December 31, 2001.

At December 31, 2002, the Company had six known open claims related to cranes and one known open claim related to other equipment, none of which was individually material.

The Company believes its existing reserves are based on the most current estimate of potential loss and are adequate, and also believes that product liability claims will decrease over time as the products are retired. However, it is possible that the ultimate settlement cost of all discontinued operations' claim liabilities could differ materially from the recorded reserve. Management cannot predict with certainty the timing of cash flows for settlements and costs in 2003 or in future years.

The following table presents accruals, payments and discontinued operations reserves for claims related to cranes and other product-related liabilities for the two years ended December 31, 2002:

(In millions)	Reserve for Discontinued Operations		
	Crane Claims	Other Claims	Total
December 31, 2000, reserve	$ 26.2	$ 4.4	$ 30.6
Accruals in 2001	–	–	–
Payments in 2001	(5.4)	(1.8)	(7.2)
December 31, 2001, reserve	20.8	2.6	23.4
Accruals in 2002	–	–	–
Payments in 2002	(5.1)	(0.2)	(5.3)
December 31, 2002, reserve	$ 15.7	$ 2.4	$ 18.1

The Company maintains insurance coverage limiting its exposure to $2.75 million for any individual product liability claim.

Note 12. Pensions and Postretirement and Other Benefit Plans

Effective May 1, 2001, the Company's domestic pension obligations were separated from FMC Corporation's qualified pension plans and, effective November 1, 2001, a separate trust was established for custody and investment of these assets. The initial allocation of assets and obligations between the Company's and FMC Corporation's plans and trusts was based on estimates. The disclosures herein reflect interim adjustments to these allocations in accordance with the SDA and with applicable ERISA guidelines and are described as "spin-off adjustments." The final allocation of obligations was determined and completed during 2002.

Effective at various dates in 2001, all other benefit obligations, including the Company's postretirement medical and life insurance obligations, were legally separated from those of FMC Corporation and separate plans were established by the Company.

Through the end of 2000, and during portions of 2001 until the Separation of the various plans as described above, substantially all of the Company's domestic employees participated in FMC Corporation's qualified pension and postretirement medical and life insurance plans after meeting certain employment criteria, and may have participated in FMC Corporation's other benefit plans, depending on their location and employment status. Foreign-based employees may also have been eligible to participate in FMC Corporation-sponsored or government-sponsored programs that were available to them.

Pension and postretirement amounts recognized in the Company's consolidated financial statements for 2000 and 2001 were determined based on certain assumptions regarding whether FMC Corporation or FMC Technologies would assume the assets and liabilities related to specific groups of FMC Corporation employees. As a result, the Company assumed the assets and liabilities associated with benefits for FMC Technologies' employees and the terminated vested employees and retirees of FMC Corporation's machinery businesses.

The funded status of the Company's domestic qualified and non-qualified pension plans, certain foreign pension plans and domestic postretirement health care and life insurance benefit plans (or the Company's allocated portions of FMC Corporation's plans prior to spin-off of the Company's separate plans during 2001), together with the associated balances recognized in the Company's consolidated financial statements as of December 31, 2002 and 2001, were as follows:

(In millions)	Pensions		Other Postretirement Benefits	
	2002	2001	**2002**	2001
Change in benefit obligation:				
Benefit obligation at January 1	**$ 410.8**	$ 367.8	**$ 41.7**	$ 35.1
Service cost	**13.8**	12.6	**0.8**	1.2
Interest cost	**27.5**	25.5	**2.6**	2.8
Spin-off adjustment	**–**	(6.5)	**–**	–
Actuarial (gain) loss	**3.5**	27.3	**(0.1)**	5.6
Amendments	**(0.2)**	(0.8)	**(7.6)**	–
Foreign currency exchange rate changes	**8.7**	(1.9)	**–**	–
Plan participants' contributions	**1.2**	0.9	**2.7**	2.7
Benefits paid	**(15.2)**	(14.1)	**(6.1)**	(5.7)
Benefit obligation at December 31	**450.1**	410.8	**34.0**	41.7
Change in fair value of plan assets:				
Fair value of plan assets at January 1	**335.3**	341.2	**–**	–
Actual return on plan assets	**(20.7)**	12.3	**–**	–
Spin-off adjustment	**(7.7)**	(12.4)	**–**	–
Foreign currency exchange rate changes	**7.4**	(1.8)	**–**	–
Company contributions	**34.6**	9.2	**3.4**	3.0
Plan participants' contributions	**1.2**	0.9	**2.7**	2.7
Benefits paid	**(15.2)**	(14.1)	**(6.1)**	(5.7)
Fair value of plan assets at December 31	**334.9**	335.3	**–**	–
Funded status of the plans (liability)	**(115.2)**	(75.5)	**(34.0)**	(41.7)
Unrecognized actuarial loss	**121.7**	56.4	**3.4**	3.6
Unrecognized prior service cost (income)	**4.0**	5.1	**(11.3)**	(7.0)
Unrecognized transition asset	**(4.7)**	(4.8)	**–**	–
Net amounts recognized in the consolidated balance sheets at December 31	**$ 5.8**	$ (18.8)	**$ (41.9)**	$ (45.1)
Accrued pension and other postretirement benefits	**$ (55.9)**	$ (22.6)	**$ (41.9)**	$ (45.1)
Other assets	**5.0**	1.8	**–**	–
Accumulated other comprehensive loss	**56.7**	2.0	**–**	–
Net amounts recognized in the consolidated balance sheets at December 31	**$ 5.8**	$ (18.8)	**$ (41.9)**	$ (45.1)

The following table summarizes under-funded and non-funded pension plans:

(In millions)	December 31 2002	2001
Under-funded plans:		
Accumulated benefit obligation	$ 363.1	$ –
Fair value of plan assets	$ 331.7	$ –
Non-funded plans:		
Accumulated benefit obligation	$ 21.4	$ 20.9

The following table summarizes the assumptions used and the components of net annual benefit cost for the years ended December 31:

	Pensions			Other Postretirement Benefits		
	2002	2001	2000	2002	2001	2000
Assumptions as of September 30:						
Discount rate	6.75%	7.00%	7.50%	6.75%	7.00%	7.50%
Expected return on assets	9.25%	9.25%	9.25%	–	–	–
Rate of compensation increase	4.25%	4.25%	4.25%	–	–	–
Components of net annual benefit cost (in millions):						
Service cost	$ 13.8	$ 12.6	$ 12.6	$ 0.8	$ 1.2	$ 1.0
Interest cost	27.5	25.5	24.1	2.6	2.8	2.6
Expected return on plan assets	(32.4)	(30.4)	(27.1)	–	–	–
Amortization of transition asset	(0.5)	(2.6)	(6.8)	–	–	–
Amortization of prior service cost (benefit)	1.0	1.2	1.6	(3.3)	(3.1)	(3.1)
Recognized net actuarial (gain) loss	1.5	0.8	0.6	0.1	(0.1)	(0.3)
Net annual benefit cost	$ 10.9	$ 7.1	$ 5.0	$ 0.2	$ 0.8	$ 0.2

In September 2002, the Company announced changes to other postretirement benefits effective January 1, 2003. These changes resulted in a reduction in the benefit obligation and annual benefit cost by $7.5 million and $1.8 million, respectively.

The change in the discount rate used in determining domestic pension and other postretirement benefit obligations from 7.00% to 6.75% increased the projected benefit obligation by $12.8 million at December 31, 2002.

Effective in 2003, the expected rate of return on plan assets was reduced from 9.25% to 8.75% to reflect current market conditions. While this change did not have an impact on 2002 net annual benefit cost, it will increase 2003 net annual benefit cost by $1.8 million.

The change in the discount rate used in determining domestic pension and other postretirement benefit obligations from 7.50% to 7.00% increased the projected benefit obligation by $24.6 million at December 31, 2001.

For measurement purposes, a 9.0% and 11.0% increase in the per capita cost of health care benefits for pre-age 65 retirees and post-age 65 retirees was assumed for 2002. The rates of increase were forecast to decrease gradually to 6.0% in 2009 and remain at that level thereafter.

Assumed health care cost trend rates will not have an effect on the amounts reported for the health care plan since the Company's benefit obligation under the plan is fully capped at the 2002 benefit level. A one-percentage-point change in the assumed health care cost trend rates would not have a significant effect on total service and interest costs or the Company's postretirement benefit obligation.

The Company has adopted SFAS No. 87, "Employers' Accounting for Pensions," for its pension plans covering employees in the United Kingdom and Canada and for one pension plan in Germany. Pension expense measured in compliance with SFAS No. 87 for other non-U.S. pension plans is not materially different from the locally reported pension expense. The cost of providing pension benefits for foreign employees was $4.8 million in 2002, $4.2 million in 2001 and $3.4 million in 2000.

In 2002, the Company recognized expense of $7.9 million for matching contributions to the FMC Technologies, Inc. Savings and Investment Plan. In 2001 and 2000, the Company recognized expense of $7.9 million and $7.5 million, respectively, reflecting FMC Technologies' share of matching contributions to the FMC Corporation Savings and Investment Plan. On September 28, 2001, the Company's employees' assets were separated from the FMC Corporation Savings and Investment Plan and transferred to the Company's newly established plan known as the FMC Technologies, Inc. Savings and Investment Plan. The plan is a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code.

Note 13. Stock-Based Compensation

The FMC Technologies, Inc. Incentive Compensation and Stock Plan (the "Plan") was approved on February 16, 2001. The Plan provides certain incentives and awards to officers, employees, directors and consultants of the Company or its affiliates. The Plan allows the Board of Directors of the Company (the "Board") to make various types of awards to non-employee directors and the Compensation and Organization Committee (the "Committee") of the Board to make various types of awards to other eligible individuals. Awards include management incentive awards, stock options, stock appreciation rights, restricted stock and performance units. All awards are subject to the provisions of the Plan.

Management incentive awards may be awards of cash, common stock options, restricted stock or a combination thereof. Grants of common stock options may be incentive and/or nonqualified stock options. The exercise price for options is not less than the market value of the Company's common stock at the date of grant. Options are exercisable after a period of time designated by the Committee and expire not later than 10 years after the grant date. Restricted stock grants specify any applicable performance goals, the time and rate of vesting and such other provisions as the Committee may determine.

Awards to non-employee directors currently consist of nonqualified common stock options, restricted stock or performance units. Common stock options were awarded in 1999, 1998 and 1997 and consist of 17,362 vested unexercised options at December 31, 2002, exercisable upon each director's retirement from the Board. Restricted stock was awarded to non-employee directors in 2002, 2001 and 2000 and totaled 43,230 shares at December 31, 2002. Restricted stock vests one year from the date of award but is not distributed to each director until his or her retirement from the Board.

The Plan also provides that each non-employee director will receive an annual retainer in an amount to be determined by the Board. Until changed by resolution of the Board, the grant date of the annual retainer will be May 1 of each year, and the amount will be $40,000, $25,000 of which will be paid in the form of performance units and the remainder paid quarterly at the end of each calendar quarter. Not less than 60 days prior to the grant date, each non-employee director may elect to have the remaining $15,000 annual retainer paid in the form of performance units. The number of performance units is determined by dividing the amount of the total deferred retainer by the market value of the Company's common stock on the grant date. Performance units accrued under this portion of the Plan totaled 51,401 units at December 31, 2002.

Under the Plan, 12,000,000 shares of the Company's common stock became available to be issued or transferred to participants under the Plan, subject to a maximum of 8,000,000 shares for management incentive awards and for grants of restricted stock and performance units. These shares are in addition to shares previously granted by FMC Corporation and converted into 4,493,257 potentially issuable shares of the Company's common stock. Cancellation (through expiration, forfeiture or otherwise) or non-issuance (through retention of shares related to income tax withholding or payment of fractional shares in cash) of outstanding awards and options preserves the number of shares available for future awards and grants. At December 31, 2002, 9,153,284 shares were available for future grant under the Plan.

The following shows stock option activity for the two years ended December 31, 2002:

(Number of shares in thousands)

	Number of Shares	Weighted-Average Exercise Price Per Share
Granted concurrent with the initial public offering	2,387	$ 20.00
Forfeited	(24)	$ 20.00
December 31, 2001 (No shares exercisable)	2,363	$ 20.00
Issued to replace FMC Corporation options(1)	3,248	$ 16.04
Granted	527	$ 17.35
Exercised	(136)	$ 15.55
Forfeited	(133)	$ 19.08
December 31, 2002 (2,628 shares exercisable)	5,869	$ 17.70

(1) Effective as of January 1, 2002, following the Distribution of FMC Corporation's interest in the Company, certain employees and non-employee directors of the Company who had held options to purchase FMC Corporation stock received replacement options to purchase stock of the Company. These replacement stock options are included in the disclosures herein and in the calculation of diluted shares outstanding for 2002, but are excluded from the calculation of diluted EPS in 2001.

The following tables summarize information about stock options outstanding at December 31, 2002:

Options Outstanding

Range of Exercise Prices	Number Outstanding at December 31, 2002 (In thousands)	Weighted-Average Remaining Contractual Life (In years)	Weighted-Average Exercise Price Per Share
$ 8.16 - $ 8.61	59	2.7	$ 8.38
$12.44 - $12.82	520	5.5	$ 12.75
$13.27 - $13.84	786	6.6	$ 13.52
$15.97 - $16.93	659	5.3	$ 16.77
$17.35 - $17.79	522	9.1	$ 17.35
$19.28 - $19.66	948	4.4	$ 19.46
$20.00 - $21.37	2,375	8.1	$ 20.02
Total	5,869	6.8	$ 17.70

Options Exercisable

Range of Exercise Prices	Number Exercisable at December 31, 2002 (In thousands)	Weighted-Average Exercise Price Per Share
$ 8.16 - $ 8.61	59	$ 8.38
$12.44 - $13.27	956	$ 12.99
$15.97 - $17.79	662	$ 16.78
$19.28 - $21.37	951	$ 19.47
Total	2,628	$ 16.18

On January 2, 2003, additional options representing 350,308 shares became exercisable at a price per share of $13.84 with an expiration date of February 10, 2010.

At December 31, 2002, total awards and options outstanding under the Plan were as follows:

(Number of shares in thousands)

	Number of Shares	Weighted-Average Exercise Price
Employee stock options	5,852	$ 17.69
Non-employee director stock options	17	$ 19.40
Total options	5,869	$ 17.70
Restricted stock awards	846	
Non-employee director retainer shares and restricted stock units	95	
Total restricted stock and stock units	941	
Total awards and options outstanding	6,810	

Prior to adoption of the Plan, certain employees of the Company and certain employees of FMC Corporation who provided services to the Company were granted restricted stock under the incentive compensation plans of FMC Corporation. On January 1, 2002, all restricted stock issued by FMC Corporation to employees of the Company was canceled, and new restricted stock was issued by the Company at an equivalent value and with an identical vesting date. Under the Company's and its predecessor's plans, the Company recognized compensation expense related to restricted stock grants of $5.1 million, $8.0 million and $5.7 million during the years ended December 31, 2002, 2001 and 2000, respectively.

Note 14. Stockholders' Equity

At December 31, 2002, accumulated other comprehensive earnings (loss) consisted of cumulative foreign currency translation losses of $112.1 million, net after-tax deferred gains on derivative contracts of $3.9 million (net of deferred hedging losses of $4.8 million), and minimum pension liability loss adjustments of $37.4 million. At December 31, 2001, accumulated other comprehensive loss consisted of cumulative foreign currency translation losses of $144.2 million, net after-tax deferred losses on derivative contracts of $1.2 million (comprised of the cumulative effect of a change in accounting principle of $1.3 million, net of 2001 deferred hedging gains of $0.1 million) and minimum pension liability loss adjustments of $1.2 million.

The following is a summary of the Company's capital stock activity over the past three years:

(Number of shares in thousands)

	Common Stock	Common Stock Held in Employee Benefit Trust
December 31, 1999	–	–
Issuance of stock to FMC Corporation	1	–
December 31, 2000	1	–
Initial public offering	11,050	–
Issuance of stock to FMC Corporation	53,949	–
Stock awards	91	–
Stock purchased for employee benefit trust	–	86
December 31, 2001	65,091	86
Stock awards	439	–
Stock purchased for employee benefit trust	–	60
December 31, 2002	65,530	146

At December 31, 2002 and 2001, FMC Technologies' capital stock consisted of 195,000,000 authorized shares of $0.01 par value common stock and 12,000,000 shares of undesignated $0.01 par value preferred stock. At December 31, 2000, FMC Technologies' capital stock consisted of 1,000 authorized, issued and outstanding shares of $0.01 par value common stock, all of which was owned by FMC Corporation.

On December 7, 2001, the Board authorized the Company to repurchase up to 2,000,000 common shares in the open market for general corporate purposes. No shares had been repurchased as of December 31, 2002, under this authorization.

The plan administrator of the FMC Technologies, Inc. Non-Qualified Savings and Investment Plan purchases shares of the Company's common stock on the open market. Such shares, which totaled 146,072 and 85,873 shares at December 31, 2002 and 2001, respectively, are placed in a trust owned by the Company.

At December 31, 2002, 15,963,184 shares of unissued common stock were reserved for future and existing stock options and awards.

No cash dividends were paid on the Company's common stock in 2002 or in 2001.

On June 7, 2001, the Board declared a dividend distribution to each recordholder of common stock of one Preferred Share Purchase Right for each share of common stock outstanding at that date. Each right entitles the holder to purchase, under certain circumstances related to a change in control of the Company, one one-hundredth of a share of Series A junior participating preferred stock, without par value, at a price of $95 per share (subject to adjustment), subject to the terms and conditions of a Rights Agreement dated June 5, 2001. The rights expire on June 6, 2011, unless redeemed by the Company at an earlier date. The redemption price of $0.01 per right is subject to adjustment to reflect stock splits, stock dividends or similar transactions. The Company has reserved 800,000 shares of Series A junior participating preferred stock for possible issuance under the agreement.

Note 15. Foreign Currency

The Company mitigates a substantial portion of its transactional exposure to variability in currency exchange rates by entering into foreign exchange hedges with third parties. In 2002, foreign currency transactional exposures were most affected by the weakening of the U.S. dollar against the Norwegian krone, the Swedish krona, the euro and the British pound, partially offset by the strengthening of the U.S. dollar against the Brazilian real. Foreign currency exposures in 2001 were affected primarily by a weakening of the Swedish krona, the Japanese yen, the euro and the Brazilian real in relation to the U.S. dollar. In 2000, foreign currency exposures were most affected by the weakening of the British pound, the Norwegian krone and the Swedish krona against the U.S. dollar.

The Company's 2002 earnings were positively affected by the earnings denominated in foreign currency due to the devaluation of the U.S. dollar against the Norwegian krone, the Swedish krona, the euro and the British pound. There was no significant impact on the Company's 2001 earnings as a direct result of sales or expenses denominated in foreign currencies. During 2000, the Company's earnings were negatively affected by the impact of weaker European currencies (particularly the euro, the Norwegian krone and the Swedish krona) on the Company's foreign currency-denominated sales, which was partly offset by the benefit of paying certain local operating costs in the same foreign currencies.

The following table presents the foreign currency adjustments to key balance sheet categories and the offsetting adjustments to accumulated other comprehensive earnings (loss) or to income for the years ended December 31:

(Gains (losses) in millions)	Year Ended December 31		
	2002	2001	2000
Cash and cash equivalents	$ 0.6	$ (2.0)	$ (1.6)
Other working capital components	14.7	2.2	(26.2)
Property, plant and equipment, net	9.5	(4.7)	(8.8)
Debt	(2.1)	0.3	(0.1)
Other	11.5	(18.8)	5.3
Total foreign currency adjustments	$ 34.2	$ (23.0)	$ (31.4)
Other comprehensive earnings (loss)	$ 32.1	$ (31.7)	$ (35.9)
Gain included in income	2.1	8.7	4.5
Total foreign currency adjustments	$ 34.2	$ (23.0)	$ (31.4)

Note 16. Financial Instruments and Risk Management

Derivative financial instruments — At December 31, 2002 and 2001, derivative financial instruments consisted of foreign currency forward contracts and interest rate swap contracts. The Company uses derivative instruments to manage certain of its foreign exchange and interest rate risks. Company policy allows for the use of derivative financial instruments only for identifiable exposures, and, therefore, the Company does not enter into derivative instruments for trading purposes where the objective is to generate profit.

With respect to foreign exchange rate risk, the Company's objective is to limit potential losses in local currency-based earnings or cash flows from adverse foreign currency exchange rate movements. The Company's foreign currency exposures arise from transactions denominated in a currency other than an entity's functional currency, primarily anticipated purchases of raw materials or services and sales of finished product, and the settlement of receivables and payables. The primary currencies to which the Company and its affiliates are exposed include the Brazilian real, the British pound, the euro, the Japanese yen, the Norwegian krone, the Singapore dollar, the Swedish krona and the U.S. dollar.

With respect to interest rate risk, the Company's objective is to limit its exposure to fluctuations in market interest rates on floating rate debt. The Company assesses interest rate cash flow risk by continually monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to the Company's outstanding or forecasted debt obligations as well as the Company's offsetting hedge positions.

Except in emerging markets where in-country trading is more efficient, contracts are executed centrally from the corporate office to minimize transaction costs on currency conversions and minimize losses due to adverse changes in debt or foreign currency markets. For anticipated transactions and debt obligations, the Company enters into external derivative contracts which individually correlate with each exposure in terms of currency and maturity, and the amount of the contract does not exceed the amount of the exposure being hedged. For foreign currency exposures recorded on the Company's consolidated balance sheet, such as accounts receivable or payable, the Company evaluates and monitors consolidated net exposures by currency and maturity, and external derivative financial instruments correlate with that net exposure in all material respects.

The Company primarily uses variable-rate debt to finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed-rate cash flows.

Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive earnings (loss). These amounts are subsequently reclassified into interest expense as a yield adjustment of the hedged debt obligation in the same period in which the related interest affects earnings.

Hedge ineffectiveness and the portion of derivative gains or losses excluded from assessments of hedge effectiveness related to the Company's outstanding cash flow hedges and which were recorded in earnings during the year ended December 31, 2002, were less than $0.5 million. At December 31, 2002, the net deferred hedging gain in accumulated other comprehensive loss was $3.9 million, of which a net gain of $5.2 million is expected to be recognized in earnings during the twelve months ending December 31, 2003, at the time the underlying hedged transactions are realized, and a net loss of $1.3 million is expected to be recognized at various times from January 1, 2004, through November 30, 2009. At December 31, 2002, the Company had recognized the following amounts in the consolidated balance sheet representing the fair values of derivative instruments: $35.4 million in current assets, $0.9 million in non-current assets, $13.1 million in current liabilities and $3.0 million in non-current liabilities.

Hedge ineffectiveness and the portion of derivative gains or losses excluded from assessments of hedge effectiveness related to the Company's outstanding cash flow hedges and which were recorded in earnings during the year ended December 31, 2001, were less than $0.1 million. At December 31, 2001, the net deferred hedging loss in accumulated other comprehensive earnings (loss) was $1.2 million. At December 31, 2001, the Company had recognized the following amounts in the consolidated balance sheet representing the fair values of derivative instruments: $7.5 million in current assets, $1.0 million in non-current assets, $7.3 million in current liabilities and $4.1 million in non-current liabilities.

As of December 31, 2002, the Company held foreign currency forward contracts with notional amounts of $420.0 million in which foreign currencies (primarily the Norwegian krone, the Singapore dollar, the euro and the British pound) were purchased and $272.9 million in which foreign currencies (primarily the Norwegian krone, the euro, the Japanese yen, the Swedish krona and the British pound) were sold. As of December 31, 2001, the Company held foreign currency forward contracts with notional amounts of $299.9 million in which foreign currencies (primarily the Norwegian krone, the Singapore dollar, the euro and the British pound) were purchased and $231.5 million in which foreign currencies (primarily the Norwegian krone, the euro, the Japanese yen, the Swedish krona and the Singapore dollar) were sold. Notional amounts are used to measure the volume of derivative financial instruments and do not represent potential gains or losses on these agreements.

Fair value disclosures — The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable, short- and long-term debt, as well as the amounts included in investments, current liabilities and other liabilities that meet the definition of financial instruments, approximate fair value.

The Company had interest rate swap agreements with a total notional amount of $150.0 million as of December 31, 2002 and 2001. These interest rate swap agreements were reflected as liabilities on the Company's consolidated balance sheets at fair values amounting to $4.0 million and $3.1 million at December 31, 2002 and 2001, respectively. Fair values relating to foreign exchange contracts were $24.2 million and $1.4 million at December 31, 2002 and 2001, respectively. These fair values reflect the estimated net amounts that the Company would receive or pay if it terminated the contracts at the reporting date based on quoted market prices of comparable contracts at those dates.

Note 17. Relationship with FMC Corporation

As described in Note 1, FMC Technologies was a subsidiary of FMC Corporation prior to the Distribution of FMC Technologies' common stock by FMC Corporation on December 31, 2001.

During 2001 and 2002, FMC Technologies and FMC Corporation entered into transactions related to the Separation and the provision of support services under the terms of the TSA (Note 1). There were no significant purchases, sales or other transactions of a commercial nature between FMC Corporation and FMC Technologies in 2002, 2001 or 2000.

The terms of the Separation, including the capital transactions discussed in Note 1, were governed by the SDA. The SDA also required FMC Corporation and FMC Technologies to complete a true-up process. During 2001, $23.0 million was paid by FMC Technologies to FMC Corporation relating to the true-up process and the settlement of outstanding amounts owed for transition services. An additional true-up payment of $4.7 million, due from FMC Corporation to the Company, was reflected on the Company's December 31, 2001, consolidated financial statements and was received by the Company in the first quarter of 2002.

In conjunction with the finalization of the true-up process, the Company transferred $4.4 million to FMC Corporation in the third quarter of 2002. This payment represented an adjustment to the original allocation of assets and liabilities at the Separation, and was recorded as an equity adjustment relating to the Company's beginning balance sheet.

The true-up calculation assumed that FMC Technologies was operating as an independent entity beginning January 1, 2001, and that the Company had debt, net of cash, on January 1, 2001, of $300.5 million after repurchasing $38.0 million of accounts receivable previously sold in connection with FMC Corporation's accounts receivable financing program (Note 3).

The TSA governed the provision of support services by FMC Corporation to FMC Technologies and by FMC Technologies to FMC Corporation. The support services included accounting, treasury, tax, legal, human resources, information technology, cash management, risk management, real estate management and other corporate and infrastructure services. At December 31, 2002, services between the companies ceased with the exception of payroll and certain benefit administration services. Currently, FMC Corporation and FMC Technologies utilize a common payroll and benefit administration service center; however, the Company expects to complete its transition to a separate payroll and benefit administration service center in 2003.

As described in Note 12, the Company established new benefit plans for its employees during 2001, separate from FMC Corporation's benefit plans, and assumed all obligations under FMC Corporation's plans to employees and former employees allocated to FMC Technologies. During the periods prior to establishment of the new plans, FMC Technologies made contributions to FMC Corporation's benefit plans or reimbursed FMC Corporation for the costs of benefits it provided to the Company's employees. The amount of these contributions and reimbursements was $10.5 million in 2001 and $4.3 million in 2000.

FMC Corporation and FMC Technologies entered into a Tax Sharing Agreement in connection with the Separation (Note 10). The Tax Sharing Agreement provides that the Company and FMC Corporation will make payments between them as appropriate in order to properly allocate tax liabilities for pre-Separation periods. During 2002, the Company paid $4.2 million to FMC Corporation relating to income tax liabilities for pre-Separation periods.

Prior to the Separation, FMC Corporation was the guarantor for certain obligations related to the businesses of FMC Technologies, including debt, surety bonds, performance guarantees and letters of credit. At December 31, 2002 and 2001, FMC Corporation's contingent obligations on behalf of FMC Technologies amounted to $9.5 million and $298.0 million, respectively, and consisted primarily of guarantees for FMC Technologies' performance on sales contracts. FMC Corporation has not been required and is not expected to be required to perform under any of these guarantees. As parties to the SDA, FMC Corporation and FMC Technologies indemnify each other from liabilities arising from their respective businesses, as well as from liabilities arising from breach of the SDA.

Note 18. Commitments and Contingent Liabilities

The Company leases office space, plants and facilities and various types of manufacturing and data processing equipment. Leases of real estate generally provide for payment of property taxes, insurance and repairs by FMC Technologies. Capital leases are not significant. Rent expense under operating leases amounted to $28.5 million, $32.1 million and $29.3 million, in 2002, 2001 and 2000, respectively.

Minimum future rental payments under noncancelable leases amounted to approximately $124.7 million as of December 31, 2002, and are payable as follows: $27.2 million in 2003, $23.6 million in 2004, $15.6 million in 2005, $12.3 million in 2006, $11.5 million in 2007 and $34.5 million thereafter.

The Company has a sale-leaseback agreement under which it is required to satisfy a guaranteed residual value of the leased equipment. The agreement expires in 2004. The Company will be required to remit to the lessor of this equipment the guaranteed residual value of $29.0 million, which reflects the maximum potential amount that the Company could be required to pay to satisfy the guarantee. Related to the sale-leaseback agreement, $20.8 million of deferred credits are included in other liabilities on the consolidated balance sheet at December 31, 2002. The Company has the option to sell the equipment, which has an estimated value of $37.0 million at December 31, 2002, and use the proceeds to satisfy the guaranteed residual value. Management believes that proceeds received upon the sale of the equipment are likely to cover a substantial portion of the maximum potential amount of future payments that could be required. Any payment required under the agreement is not likely to be material to the Company's results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created or obtained after January 31, 2003. For public enterprises, such as FMC Technologies, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first interim reporting period beginning after June 15, 2003. Management has not yet determined the impact this Interpretation will have on the Company's consolidated financial statements.

The lessor of the equipment under the sale-leaseback agreement is a trust, which the Company believes meets the requirements of a variable interest entity ("VIE") as defined by Interpretation No. 46. The VIE's activities are limited to acting as lessor under the sale-leaseback agreement and holding the assets in trust on behalf of the parties to the agreement. Effective July 1, 2003, the Company will be required to consolidate the VIE. Management expects that the Company's exposure to loss resulting from its involvement with the VIE will not be material.

Subsequent to December 31, 2002, the Company began evaluating its option to terminate the sale-leaseback agreement due to the availability of credit under its commercial paper program (Note 9). Terminating the agreement will require the Company to repurchase the assets for approximately $36 million. The effect on the Company's consolidated balance sheet will be an increase to property, plant and equipment representing the net book value of the assets, an increase to debt representing the purchase price, and a reversal of the non-amortizing credits in other long-term liabilities. The Company plans to pursue termination of the sale-leaseback agreement and believes that this action will not have a material effect on its results of operations.

The Company also has certain other contingent liabilities arising from litigation, claims, performance guarantees and other commitments incident to the ordinary course of business. Contingent liabilities associated with the Company's discontinued operations are discussed in Note 11.

In August 2002, the Company initiated court action in the United Kingdom to confirm that certain components of its subsea production systems' designs do not conflict with patents recently issued to Cooper Cameron Corporation in Europe. In response, Cooper Cameron Corporation initiated court action alleging infringement of certain of their U.K. patents.

In the ordinary course of business with customers, vendors and others, the Company issues standby letters of credit, performance bonds and other guarantees, which totaled approximately $214 million at December 31, 2002. The majority of these represent guarantees of the Company's future performance. Management does not believe it is practicable to estimate the fair values of these instruments and does not expect any losses from their resolution. The Company's credit facilities provide for the issuance of standby letters of credit, which represent a reduction of the total funding available under such facilities.

The Company has guaranteed the debt of one of its customers. This guarantee expires in May 2006. At December 31, 2002, the maximum potential amount of undiscounted future payments that the Company could be required to make under this guarantee is $3.6 million. Should the Company be required to make any payments under this guarantee, it may rely upon its security interest (consisting of a second mortgage) in certain of the customer's real estate to satisfy the guarantee. Management believes that proceeds from foreclosure are likely to cover a substantial portion of the maximum potential amount of future payments that could be required under the guarantee. Any deficiency payment required is not likely to be material to the Company's results of operations.

The Company is primarily liable for an Industrial Development Revenue Bond payable to Franklin County, Ohio. The obligations under the bond were assigned to a third party when the Company sold the land securing the bond. At December 31, 2002, the maximum potential amount of undiscounted future payments that the Company could be required to make under this bond is $5.4 million through final maturity in October 2009. Should the Company be required to make any payments under the bond, it may recover the property from the current owner, sell the property and use the proceeds to satisfy the bond. Management believes that proceeds from the sale of the property would cover a substantial portion of the potential future payments required.

FMC Corporation was the guarantor for certain obligations related to the businesses of FMC Technologies (Note 17).

The Company's management believes that the ultimate resolution of its known contingencies will not materially affect the Company's consolidated financial position, results of operations or cash flows.

Note 19. Business Segments

The Company's determination of its four reportable segments was made on the basis of its strategic business units and the commonalities among the products and services within each segment, and it corresponds to the manner in which the Company's management reviews and evaluates operating performance. The Company has combined certain similar operating segments that meet applicable criteria established under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Total revenue by segment includes intersegment sales, which are made at prices approximating those that the selling entity is able to obtain on external sales. Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, net interest income (expense) associated with corporate debt facilities and investments, income taxes, restructuring and asset impairment charges and other expense, net.

Segment Revenue and Segment Operating Profit

(In millions)	Year Ended December 31		
	2002	2001	2000
Revenue:			
Energy Production Systems	$ 940.3	$ 725.9	$ 667.9
Energy Processing Systems	395.9	400.0	370.7
Intercompany eliminations	(1.4)	(0.6)	(1.3)
Subtotal Energy Systems	1,334.8	1,125.3	1,037.3
FoodTech	496.9	512.9	573.3
Airport Systems	245.1	299.8	267.2
Intercompany eliminations	(5.3)	(10.1)	(2.6)
Total revenue	$ 2,071.5	$ 1,927.9	$ 1,875.2
Income before income taxes:			
Energy Production Systems	$ 50.4	$ 41.1	$ 45.5
Energy Processing Systems	27.1	30.8	26.9
Subtotal Energy Systems	77.5	71.9	72.4
FoodTech	43.3	39.6	53.8
Airport Systems	15.8	18.1	15.2
Total segment operating profit	136.6	129.6	141.4
Corporate expenses (1)	(24.1)	(33.8)	(33.7)
Other expense, net (2)	(9.7)	(4.4)	(1.5)
Operating profit before asset impairments, restructuring charges, net interest expense and income taxes	102.8	91.4	106.2
Asset impairments (3)	–	(1.3)	(1.5)
Restructuring charges (4)	–	(15.5)	(9.8)
Net interest expense	(12.5)	(11.1)	(4.3)
Income before income taxes and the cumulative effect of changes in accounting principles	$ 90.3	$ 63.5	$ 90.6

(1) Corporate expenses primarily include staff expenses.

(2) Other expense, net, consists primarily of LIFO inventory adjustments, expenses related to pension and other postretirement employee benefits, and foreign currency related gains or losses. In 2002 and 2001, it also included compensation expense related to the replacement of FMC Corporation restricted stock with FMC Technologies restricted stock at the time of the Company's initial public offering.

(3) Asset impairments (Note 5) in 2001 relate to FoodTech. Asset impairments in 2000 relate to Energy Production Systems.

(4) Restructuring charges (Note 5) in 2001 relate to Energy Processing Systems ($5.1 million), Energy Production Systems ($1.1 million), FoodTech ($5.2 million), Airport Systems ($3.7 million) and Corporate ($0.4 million). Restructuring charges in 2000 relate to FoodTech ($8.0 million), Energy Production Systems ($1.4 million) and Corporate ($0.4 million).

The following table summarizes the approximate percentage of segment revenues derived from sales to single customers:

	Year Ended December 31		
	2002	2001	2000
Energy Production Systems:			
Customer A	**14.0%**	14.6%	26.5%
Customer B	**10.5%**	11.6%	6.1%
Customer C	**8.7%**	10.1%	11.0%
Customer D	**2.6%**	4.5%	14.5%
Airport Systems:			
Customer E	**26.0%**	6.0%	1.0%
Customer F	**6.2%**	13.8%	12.3%

Segment Operating Capital Employed and Segment Assets

(In millions)	December 31	
	2002	2001
Segment Operating Capital Employed:(1)		
Energy Production Systems	**$ 299.2**	$ 294.0
Energy Processing Systems	**170.3**	249.0
Subtotal Energy Systems	**469.5**	543.0
FoodTech	**187.4**	300.5
Airport Systems	**28.4**	66.4
Total segment operating capital employed	**685.3**	909.9
Segment liabilities included in total segment operating capital employed(2)	**570.0**	507.4
Corporate(3)	**107.4**	20.6
Total assets	**$ 1,362.7**	$ 1,437.9
Segment Assets:		
Energy Production Systems	**$ 566.8**	$ 483.9
Energy Processing Systems	**261.1**	349.4
Intercompany eliminations	**(0.9)**	(1.1)
Subtotal Energy Systems	**827.0**	832.2
FoodTech	**333.9**	463.8
Airport Systems	**94.4**	121.3
Total segment assets	**1,255.3**	1,417.3
Corporate(3)	**107.4**	20.6
Total assets	**$ 1,362.7**	$ 1,437.9

(1) FMC Technologies' management views segment operating capital employed, which consists of assets, net of liabilities, reported by the Company's operations (and excludes corporate items such as debt, pension liabilities, income taxes and LIFO reserves), as the primary measure of segment capital.

(2) Segment liabilities included in total segment operating capital employed consist of trade and other accounts payable, advance payments from customers, accrued payroll and other liabilities.

(3) Corporate includes LIFO reserves, deferred income tax balances, intercompany eliminations, property, plant and equipment not attributable to a specific segment and amounts due from FMC Corporation.

Geographic Segment Information

Geographic segment sales represent sales by location of the Company's customers or their headquarters. Geographic segment long-lived assets include investments, net property, plant and equipment, and certain other non-current assets. Goodwill and identifiable intangible assets of acquired companies are not reported by geographic segment.

Revenue (by location of customer)

(In millions)	Year Ended December 31		
	2002	2001	2000
United States	**$ 831.1**	$ 885.1	$ 734.7
Norway	**215.0**	150.7	206.0
All other countries	**1,025.4**	892.1	934.5
Total revenue	**$ 2,071.5**	$ 1,927.9	$ 1,875.2

Long-lived assets

(In millions)	December 31		
	2002	2001	2000
United States	**$ 203.8**	$ 198.4	$ 195.4
Norway	**39.2**	15.0	7.5
Brazil	**33.7**	33.8	32.5
All other countries	**78.9**	73.1	64.3
Total long-lived assets	**$ 355.6**	$ 320.3	$ 299.7

Other Business Segment Information

(In millions)	Capital Expenditures Year Ended December 31			Depreciation and Amortization Year Ended December 31			Research and Development Expense Year Ended December 31		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Energy Production Systems	**$ 41.5**	$ 37.3	$ 14.7	**$ 17.5**	$ 18.0	$ 18.8	**$ 21.7**	$ 22.5	$ 25.3
Energy Processing Systems	**3.8**	5.2	5.5	**6.6**	10.7	11.0	**6.9**	7.5	8.5
Subtotal Energy Systems	**45.3**	42.5	20.2	**24.1**	28.7	29.8	**28.6**	30.0	33.8
FoodTech	**19.6**	19.5	19.2	**19.6**	24.4	25.3	**13.4**	16.7	15.1
Airport Systems	**0.5**	2.6	2.6	**2.4**	2.9	2.9	**5.8**	8.2	7.8
Corporate	**2.7**	3.0	1.1	**2.5**	1.8	1.1	**–**	–	–
Total	**$ 68.1**	$ 67.6	$ 43.1	**$ 48.6**	$ 57.8	$ 59.1	**$ 47.8**	$ 54.9	$ 56.7

Note 20. Quarterly Information (Unaudited)

(In millions except per share data and common stock prices)	2002				2001			
	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
Revenue	$ 580.2	$ 525.4	$ 542.3	$ 423.6	$ 546.4	$ 474.0	$ 478.1	$ 429.4
Cost of sales and services	$ 465.5	$ 425.0	$ 428.6	$ 335.1	$ 422.9	$ 363.2	$ 367.9	$ 333.9
Income (loss) before the cumulative effect of changes in accounting principles	$ 24.5	$ 16.8	$ 17.8	$ 5.0	$ 21.4	$ 11.4	$ 10.2	$ (3.6)
Net income (loss)	$ 24.5	$ 16.8	$ 17.8	$(188.8)	$ 21.4	$ 11.4	$ 10.2	$ (8.3)
Earnings (loss) per common share:[1]								
Basic:								
Income (loss) before the cumulative effect of changes in accounting principles	$ 0.38	$ 0.26	$ 0.27	$ 0.08	$ 0.33	$ 0.18		
Net income (loss)	$ 0.38	$ 0.26	$ 0.27	$ (2.89)	$ 0.33	$ 0.18		
Diluted:								
Income (loss) before the cumulative effect of changes in accounting principles	$ 0.37	$ 0.25	$ 0.27	$ 0.08	$ 0.32	$ 0.17		
Net income (loss)	$ 0.37	$ 0.25	$ 0.27	$ (2.89)	$ 0.32	$ 0.17		
Common stock price:								
High	$ 20.97	$ 20.60	$ 23.83	$ 20.50	$ 16.50	$ 20.65	$ 22.48	
Low	$ 16.49	$ 14.85	$ 19.27	$ 14.30	$ 11.06	$ 10.99	$ 19.60	

(1) The Company's capital structure prior to June 2001 (Note 14) did not include a significant number of shares of common stock and was not comparable to its current capital structure (following the completion of the transactions discussed in Note 1); accordingly, earnings per share has not been presented for quarterly periods ended prior to September 30, 2001.

FMC Technologies recorded restructuring and asset impairment charges of $10.5 million before tax ($6.5 million after tax) and $6.3 million before tax ($3.9 million after tax) in the first and third quarters of 2001, respectively. Third quarter 2001 charges included $8.3 million before tax ($5.1 million after tax) related to additional restructuring programs implemented in 2001, net of a reduction of $2.0 million in specific restructuring accruals recorded in the first quarter of 2001, reflecting both favorable changes in the underlying businesses and adjustments to cost estimates.

During 2001, the Company recorded income tax charges related to the Separation of FMC Technologies' worldwide entities from FMC Corporation and the repatriation of cash from certain non-U.S. entities relating to the Separation. These income tax charges were recorded in the first, second and third quarters of 2001 and amounted to $3.3 million, $4.2 million and $1.4 million, respectively.

Other items affecting quarterly results in 2002 and 2001 are described in Notes 1, 2, 3 and 17.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of FMC Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of FMC Technologies, Inc. and consolidated subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMC Technologies, Inc. and consolidated subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002.

KPMG LLP

KPMG LLP

Chicago, Illinois
January 27, 2003

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

The consolidated financial statements and related information have been prepared by FMC Technologies, Inc.'s management, who are responsible for the integrity and objectivity of that information. Where appropriate, they reflect estimates based on judgments of management. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Financial information included elsewhere in this annual report is consistent with that contained in the consolidated financial statements.

FMC Technologies, Inc. maintains a system of internal control over financial reporting and over safeguarding of assets against unauthorized acquisition, use or disposition which is designed to provide reasonable assurance as to the reliability of financial records and the safeguarding of such assets. The system is maintained by the selection and training of qualified personnel, by establishing and communicating sound accounting and business policies and by an internal auditing program that evaluates the adequacy and effectiveness of such internal controls, policies and procedures.

The Audit Committee of the Board of Directors, composed of independent directors, meets regularly with management, with the Company's internal auditors, and with its independent auditors to discuss their evaluation of internal accounting controls and the quality of financial reporting and to carry out the Audit Committee's oversight role with respect to auditing, internal controls, and financial reporting matters. Both the independent auditors and the internal auditors meet privately with, and have direct access to, the Audit Committee to discuss the results of their audits.

The Company's independent auditors have been engaged to render an opinion on the consolidated financial statements. They review and make appropriate tests of the data included in the financial statements. As independent auditors, they also provide an objective, outside review of management's performance in reporting operating results and financial condition.

William H. Schumann, III
Senior Vice President,
Chief Financial Officer and Treasurer

Ronald D. Mambu
Vice President and Controller

Chicago, Illinois
January 27, 2003

Operating results data for the years ended December 31, 2002, 2001 and 2000, and balance sheet data as of December 31, 2002 and 2001, are derived from our audited consolidated financial statements, which are included elsewhere in this report. The operating results and balance sheet data relating to periods prior to our June 1, 2001, separation from FMC Corporation represent combined financial information that was carved out from the consolidated financial statements of FMC Corporation using the historical results of operations and bases of assets and liabilities of the businesses transferred to FMC Technologies, Inc. Our historical combined financial information does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

(In millions, except per share data) Year Ended December 31

	2002	2001	2000	1999	1998	1997 *(Unaudited)*
Revenue:						
Energy Production Systems	**$ 940.3**	$ 725.9	$ 667.9	$ 785.2	$ 813.5	$ 629.5
Energy Processing Systems	**395.9**	400.0	370.7	348.5	508.4	516.2
Intercompany eliminations	**(1.4)**	(0.6)	(1.3)	(4.3)	(1.0)	(1.4)
Total Energy Systems	**1,334.8**	1,125.3	1,037.3	1,129.4	1,320.9	1,144.3
FoodTech	**496.9**	512.9	573.3	537.3	549.3	580.6
Airport Systems	**245.1**	299.8	267.2	290.9	320.0	310.0
Intercompany eliminations	**(5.3)**	(10.1)	(2.6)	(4.5)	(4.7)	(3.3)
Total revenue	**$ 2,071.5**	$ 1,927.9	$ 1,875.2	$ 1,953.1	$ 2,185.5	$ 2,031.6
Cost of sales and services	**1,654.2**	1,487.9	1,421.3	1,479.9	1,669.6	1,550.7
Selling, general and administrative expense	**264.5**	292.5	291.2	302.4	337.8	324.1
Research and development expense	**47.8**	54.9	56.7	51.8	50.7	46.7
Asset impairments	**–**	1.3	1.5	6.0	–	27.0
Restructuring charges	**–**	15.5	9.8	3.6	–	27.9
Minority interests	**2.2**	1.2	(0.2)	(0.1)	(0.3)	0.4
Interest expense (income), net	**12.5**	11.1	4.3	(0.5)	1.9	3.8
Income from continuing operations before income taxes	**90.3**	63.5	90.6	110.0	125.8	51.0
Provision for income taxes	**26.2**	24.1	22.7	33.5	38.6	20.7
Income from continuing operations	**64.1**	39.4	67.9	76.5	87.2	30.3
Discontinued operations, net of income taxes	**–**	–	–	(5.5)	–	–
Cumulative effect of accounting changes, net of income taxes	**(193.8)**	(4.7)	–	–	–	–
Net income (loss)	**$ (129.7)**	$ 34.7	$ 67.9	$ 71.0	$ 87.2	$ 30.3
Diluted earnings per common share:[1]						
Income before the cumulative effect of accounting changes	**$ 0.96**	$ 0.60				
Diluted earnings per common share	**$ (1.94)**	$ 0.53				
Average shares used in diluted earnings per share computations	**66.8**	65.9				

(Continued)

(1) Per share information has not been presented for years prior to 2001 because our capital structure during these years was not comparable to our capital structure following the completion of transactions relating to our 2001 spin-off from FMC Corporation. The calculation of average shares in 2001 gives effect to the issuance of 65.0 million common shares as if they were issued and outstanding on January 1, 2001.

(In millions) December 31

	2002	2001	2000	1999	1998 (Unaudited)	1997 (Unaudited)
Balance sheet data:						
Total assets	$ 1,362.7	$ 1,437.9	$ 1,373.7	$ 1,473.2	$ 1,665.1	$ 1,563.7
Net debt [1]	$ 202.5	$ 245.0	$ 23.3	$ (28.1)	$ (2.0)	$ 7.9
Long-term debt, less current portion	$ 175.4	$ 194.1	$ –	$ –	$ –	$ 8.3
Stockholders' equity [2]	$ 303.8	$ 418.2	$ 637.6	$ 722.2	$ 822.5	$ 793.7
Segment operating capital employed [3]	$ 685.3	$ 909.9	$ 933.1	$ 803.7	$ 855.8	$ 979.9
Operating working capital [4]	$ 157.3	$ 147.9	$ 189.0	$ 62.9	$ 36.9	$ 141.8
Order backlog (unaudited) [5]	$ 1,151.7	$ 960.7	$ 644.3	$ 840.6	$ 1,133.9	$ 988.8

(In millions, except per share data) Year Ended December 31

	2002	2001	2000	1999	1998	1997 (Unaudited)
Other financial information:						
Cash flows provided by operating activities of continuing operations	$ 119.0	$ 76.3	$ 8.0	$ 152.7	$ 196.4	$ 268.0
Depreciation	$ 40.1	$ 37.7	$ 41.2	$ 46.2	$ 49.0	$ 48.9
Amortization	$ 8.5	$ 20.1	$ 17.9	$ 16.1	$ 17.6	$ 18.6
Capital expenditures	$ 68.1	$ 67.6	$ 43.1	$ 40.9	$ 59.4	$ 66.3
Common stock price range: [6]						
High	$ 23.83	$ 22.48				
Low	$ 14.30	$ 10.99				
Cash dividends declared	$ –	$ –				

(1) Net debt consists of short-term debt, long-term debt and the current portion of long-term debt, less cash and cash equivalents.

(2) For periods prior to our June 14, 2001, initial public offering, stockholders' equity was composed of FMC Corporation's net investment and accumulated other comprehensive loss.

(3) We view segment operating capital employed, which consists of assets, net of liabilities, reported by our operations, as the primary measure of segment capital. Segment operating capital employed excludes corporate items such as debt, pension liabilities, income taxes and LIFO reserves. Segment liabilities included in total segment operating capital employed consist of trade and other accounts payable, advance payments from customers, accrued payroll and other liabilities.

(4) Operating working capital includes net trade receivables, inventories, other current assets, accounts payable, accrued payroll, other current liabilities and the current portion of accrued pension and other postretirement benefits.

(5) Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

(6) Common stock prices are presented for periods subsequent to our June 14, 2001, initial public offering.

CORPORATE INFORMATION

Corporate Offices
FMC Technologies Inc
200 East Randolph Drive
Chicago IL 60601
312 861 6000

1803 Gears Road
Houston TX 77067
281 591 4000

Investor Relations
Investor Relations may be contacted at the following address:

FMC Technologies Inc
Investor Relations
David W Grzebinski CFA
200 East Randolph Drive
Chicago IL 60601
312 861 6414
281 405 4929

Stock Exchange
FMC Technologies, Inc. is listed on the New York Stock Exchange under the symbol FTI.

Annual Meeting
The Annual Meeting of Stockholders will be held on Friday, April 25, 2003, at 200 East Randolph Drive, Chicago, Illinois. Notice of the meeting, together with proxy materials, will be mailed to stockholders in advance of the meeting.

Stock Transfer Agent
Address stockholder inquiries, including requests for stock transfers, to:

National City Bank
Corporate Trust Operations
PO Box 92301
Cleveland OH 44193-0900
Telephone 800 622 6757
Fax 216 257 8508
Email:
shareholder.inquiries@nationalcity.com

Form 10K
A copy of the Company's 2002 Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, is available at www.fmctechnologies.com or upon written request to:

FMC Technologies Inc
Corporate Communications
1803 Gears Road
Houston TX 77067

However, most information required under Parts II and III of Form 10-K has been incorporated by reference from the 2002 Annual Report to Stockholders or the 2003 Proxy Statement.

FMC Technologies was incorporated in Delaware in 2000.

Auditors
KPMG LLP
303 East Wacker Drive
Chicago IL 60601

Information Services
Information about FMC Technologies – including continually updated stock quotes, news and financial data – is available by visiting the Company's Web site: www.fmctechnologies.com
An email alert service is available by request under the Investor Relations section of the site. This service will provide an automatic alert, via email, each time a news release is posted to the site or a new filing is made with the U.S. Securities and Exchange Commission. Information also may be obtained by writing to Corporate Communications in Houston.

FMC TECHNOLOGIES – LEADER IN INNOVATIVE OFFSHORE TECHNOLOGY

Subsea completion depth record (619 feet): Petrobras Bonito

First Tension Leg Platform (TLP) well completion in the world: Conoco Hutton, North Sea

First diverless EPC (Engineering, Procurement and Construction) contract: Statoil Gullfaks Satellites

Subsea completion depth record (1,256 feet): Petrobras Marimba

First subsea layaway installation sets depth record (1,351 feet): Petrobras Marimba

Subsea completion depth record (1,613 feet): Petrobras Marimba

First TLP completion in the Gulf of Mexico: Conoco Jolliet

Santa Fe Minerals (now Devon) Gulf of Mexico

- First fully diverless subsea completion
- Longest layaway flowline offset to a fixed platform (14.5 miles)
- World's first hybrid (flexible pipe and steel pipe) reel installation

World's first guidelineless subsea completion (2,561 feet): Petrobras Marlim

First disconnectable internal turret employed by a Floating Storage and Offloading (FSO) vessel: JHN Lufeng 13-1, offshore Hong Kong

Oryx Energy Company (now Kerr-McGee) Mississippi Canyon Subsea Development Project

- World's first tubing head layaway installation
- Deepest subsea gas well in the world at 2,088 feet
- Deepest and longest all-flexible flowline (7.3 miles)

World's deepest TLP completion (2,860 feet): Shell Auger

World's deepest guidelineless subsea completion (3,368 feet): Petrobras Marlim

First subsea field with submersible pumps: Amoco (now BP) Liuhua

First 10,000 psi subsea completion and clustered well/manifold tieback approach in the Gulf of Mexico: Phillips SeaStar

Oryx Energy Neptune

- World's first Spar well completion
- World's first internal hydraulic tieback connector on a top-tensioned riser
- World's first integral (to the surface wellhead) riser tension monitoring system

World's deepest guidelineless subsea gas well completion (5,308 feet): Shell Mensa

World's longest gas production tieback (68 miles): Shell Mensa

World's deepest TLP completion (3,214): Shell RamPowell

World's deepest compliant tower completion (1,650 feet): Amerada Hess Baldpate

First FSO vessel in the Gulf of Mexico, with world's largest throughput (800,000 barrels per day): FSO Ta'Kuntah – PEMEX Cantarell

World's first guidelineless subsea horizontal tree completion: Agip Aquila

World's deepest guidelineless subsea completion (6,080 feet): Petrobras Roncador

World's deepest guidelineless subsea horizontal tree completion (4,950 feet): ExxonMobil Diana

World's deepest Spar completion (4,808 feet): ExxonMobil Hoover

World's longest subsea oil production tieback (29 miles): ExxonMobil Mica

World's first top tensioned, dry tree riser system on a TLP: El Paso Prince

World's first Enhanced Horizontal Tree™: Kerr-McGee Nansen

World's first 350 F/15,000 psi HP/HT subsea solution: BP Thunder Horse

World's deepest gas lift subsea manifold installation (6,200 feet): Petrobras Roncador

FMC Technologies

www.fmctechnologies.com